As confidentially submitted to the Securities and Exchange Commission on February 8, 2018

Registration No. 333 –

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Puxin Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District,

Beijing, 100080, the People’s Republic of China

+86 10 8260 5578

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Dan Ouyang, Esq. Weiheng Chen, Esq. Wilson Sonsini Goodrich & Rosati Suit 1509, 15F, Jardine House 1 Connaught Place, Central Hong Kong +852 3972-4955

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(3)	Amount of registration fee
Ordinary shares, par value US$0.00005 per share(1)(2)	US$	US$

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED            , 2018

American Depositary Shares

Puxin Limited

Representing              Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Puxin Limited. We are offering              ADSs. [The selling shareholders are offering              ADSs. We will not receive any proceeds from the sale of shares by the selling shareholders.] Each ADS represents              ordinary shares, par value US$0.00005 per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price of the ADSs will be between US$             and US$             per ADS.

We [intend to apply/have applied] to have the ADSs listed on the [New York Stock Exchange/NASDAQ Global Market], or [NYSE/NASDAQ], under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to the Issuer	US$	US$
[Proceeds, before expenses, to the selling shareholders]	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an option to purchase up to an aggregate of              additional ADSs from us [and the selling shareholders] at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars on                 , 2018.

Citigroup	Barclays	Haitong International	CICC

Prospectus dated             , 2018

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We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADS.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Until             , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the “Risk Factors” section and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the financial statements and the related notes, before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party research firm, to provide information regarding our industry and market position in China. We refer to this report as the Frost & Sullivan report.

Our Mission

We believe that education inspires personal growth and opens up opportunities. Our mission is to empower people to build better lives through learning. We are committed to providing high quality education services to students, as well as upgrading the service quality in China’s after-school education industry by applying our acquisition and integration expertise.

Overview

We are a successful consolidator of the after-school education industry in China. We have strong acquisition and integration expertise to effectively improve the education quality and operational performance of acquired schools. Through acquisitions and organic growth, we have grown rapidly and became the third largest after-school education service provider in China in 2017 in terms of student enrollments, according to the Frost & Sullivan report. Since our inception, we had acquired 48 schools and built a nationwide network of 400 learning centers across 35 cities in China as of December 31, 2017. Our total student enrollments increased 180.4% to 1,275,723 in 2017 from 454,945 in 2016, representing the fastest growth among major after-school education service providers in China, according to the Frost & Sullivan report.

We offer a full spectrum of K-12 tutoring and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other global destinations. In addition to classroom-based tutoring, we have also developed online and mobile applications to increase students’ after-class exposure to our services and enhance their learning experience.

Market Opportunity

China’s after-school education market is fast-growing. Its market size reached RMB483.4 billion in 2017 and is expected to grow substantially to RMB804.9 billion in 2022, according to the Frost & Sullivan report. At the same time, this market is highly fragmented and competitive. According to the Frost & Sullivan report, as of December 31, 2017, there were over 100,000 K-12 after-school tutoring service providers in China, among which the top five players only had less than 4% market share in 2017 in terms of revenue. Many service providers operate limited number of learning centers, often at a loss, and lack the scale or management expertise necessary to invest in curriculum development, instructor training and technology necessary to improve students’ academic results and attract more students.

The continued growth of China’s after-school education market is driven by a number of factors, including rapid economic growth, intensified competition for high-quality educational resources and the increasing demand for overseas education and experience.

Chinese culture attaches great importance to education as a means of enhancing an individual’s worth and promoting his or her career and social status. Given the pressure to excel on entrance exams to high schools and universities, the shortened school hours required by recent government policies and the limited supply of quality schools, an increasing number of parents and students turn to private after-school tutoring services to complement the public school education. According to the Frost & Sullivan report, the average hours spent on after-school tutoring by urban students in China was 10.6 hours per week in 2017. The demand for study-abroad test preparation and consulting services has also benefited from the growing number of Chinese students pursuing higher education abroad.

We believe that this large and fragmented market presents an attractive consolidation opportunity for us to leverage our acquisition and operational expertise, strong teaching quality, brand and reputation.

Our Solutions

We have developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated us from other after-school education service providers in China. This approach has enabled us to achieve rapid growth and capture consolidation opportunities in China’s fragmented after-school education market.

We have adopted a systematic and disciplined approach towards acquisitions. We screen and evaluate potential acquisitions through a set of rigorous criteria, including the targets’ geographic location, reputation in the local market, growth potential, synergies with our existing schools and the probability of successful integration. Since our inception, we identified and contacted over 1,000 targets, of which we acquired 48 schools. These acquisitions enabled us to penetrate our target markets with relatively low customer acquisition and marketing costs by leveraging the well-established presence of our acquired schools in local markets.

We are able to efficiently complete our acquisitions and rapidly improve the operations and management of the acquired schools because of our superior post-acquisition management and operational capabilities. In all acquired schools, we implement our modular management system, Puxin Business System, or PBS. It is designed in-house by our core management team reflecting over 15 years of accumulated management experience in China’s education industry. PBS incorporates the best practices of operating after-school learning centers in a standard, common collection of business processes and process improvement methodologies. It covers over 3,000 management processes and we use PBS tools to analyze schools’ growth potential and formulate improvement plans.

We are committed to providing our students with high quality services and outstanding learning experience. Our commitment is reflected in recruitment, training and retaining the best teachers, developing and improving our curriculum and course materials, as well as standardizing operating procedures and learning practices throughout our network. This focus on quality has led to a high level of student satisfaction and strong academic results, enabling us to reach high student retention rate and contributing to student recruitment. As a result, most of our acquired schools achieved robust organic growth under our operations.

We believe that our track record of successful acquisitions and post-acquisition integration has not only created network effects attracting increasing number of independent after-school operators seeking potential exit, but also created entry barriers for potential competitors. We have established “Puxin” as one of the most-recognized brand names among industry participants and built up our first-mover advantage to capture consolidation opportunities in China’s after-school education market.

Our Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors:

•	leading position in China’s after-school education market;

•	modular and evolving management system;

•	track record of disciplined acquisitions;

•	established reputation underpinned by teaching quality; and

•	visionary management team and sophisticated talent system.

Our Strategies

We plan to pursue the following strategies to expand our business and further strengthen our leadership in the education market in China:

•	expand our network and geographic coverage;

•	improve performance, scale and profitability of schools;

•	cultivate and acquire talent;

•	promote online initiatives and invest in technology; and

•	enhance our brand name.

Risks and Uncertainties

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under “Risk Factors” beginning on page 13 of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs:

•	our ability to achieve and maintain profitability;

•	our ability to attract and retain students to enroll in our courses and study-abroad consulting programs;

•	our ability to effectively manage our business expansion and successfully integrate businesses we acquire;

•	our ability to continue to recruit, train and retain a sufficient number of qualified teachers and consultants;

•	our ability to improve the content of our existing courses or to develop new courses;

•	our ability to comply with the relevant laws and regulations in the PRC; and

•	our ability to exercise effective control over our variable interest entity structure.

Corporate History and Structure

We are an exempted company with limited liability incorporated in the Cayman Islands. In September 2014, Puxin Education Technology Group Co., Ltd. (formerly known as Beijing Puxin Education Technology Co., Ltd.), or Puxin Education, was incorporated in Beijing, China. We operate our business through Puxin Education and its subsidiaries in China.

Beginning in March 2017, we underwent a restructuring in contemplation of this offering. In particular:

•	Incorporation of the listing entity. In March 2017, we incorporated Puxin Limited under the laws of the Cayman Islands as our proposed listing entity in the Cayman Islands.

•	Incorporation of Hong Kong and PRC subsidiaries. In April 2017, we established a wholly-owned subsidiary in Hong Kong, Prepshine Holdings Co., Limited, or Prepshine Holdings, to be our

intermediate holding company and to facilitate our initial public offering in the United States. In January 2018, we also established a wholly-owned subsidiary in China, Purong (Beijing) Information Technology Co., Ltd., or Purong Beijing, through which we obtained control over Puxin Education based on a series of contractual arrangements entered into on February 5, 2018.

•	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in education services, we carry out our business in China through Puxin Education and its subsidiaries. In February 2018, we, through our PRC subsidiary, Purong Beijing, entered into a series of contractual arrangements with (i) Puxin Education and its subsidiaries, and (ii) the shareholders of Puxin Education, to obtain effective control of our variable interest entity.

Subsequent to the establishment of Puxin Education, we acquired and established a number of entities to grow our business. From 2015 to 2017, the total number of our learning centers increased from 99 as of December 31, 2015 to 231 as of December 31, 2016, and further increased to 400 as of December 31, 2017.

The following diagram illustrates our corporate structure immediately following the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

(1)	Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Tianjin Puxian Education Technology Limited Partnership and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership hold a 5.698%, 3.419%, 1.140%, 18.233% and 7.267% equity interest in Puxin Education, respectively.

Corporate Information

Our corporate headquarters is located at Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, the People’s Republic of China. Our telephone number at this address is +86 10 8260 5578.

Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Our agent for service of process in the United States is             .

Our website can be found at http://www.pxjy.com. The information contained on our website is not a part of this prospectus.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” and, as such, we are subject to certain reduced public company reporting requirements. We are also eligible for, and intend to rely upon, exemptions from certain listing requirements of [NYSE/NASDAQ] as a “controlled company.” See the applicable disclosure under the section captioned “Risk Factors—Risk Factors Related to Our ADSs and This Offering.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in total annual gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Except where the context otherwise indicates and for the purpose of this prospectus only:

•	“ADSs” refers to our American depositary shares, each representing of our ordinary shares, and “ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this prospectus, Hong Kong, Macau and Taiwan;

•	“K-12” refers to the three years before the first grade through the last year of high school;

•	“K-12 course withdrawal rate” refers to the ratio of the number of students withdrawing from a K-12 course to the total number of students enrolled at the beginning of that course;

•	“K-12 group class enrollment rate” refers to the number of students enrolled in a K-12 tutoring group class course as a percentage of the maximum number of students for that course;

•	“K-12 group class student retention rate” refers to the number of students who continue to enroll in K-12 tutoring group class courses (excluding promotional programs) at our learning centers after completing a K-12 tutoring group class course in a particular period as a percentage of the total number of students who complete K-12 tutoring group class courses during the same period;

•	“learning centers” refers to the physical establishment of an education facility providing K-12 tutoring services, study-abroad test preparation courses or study-abroad consulting services at a specific geographic location, directly owned and operated by our VIE or its subsidiaries. For the avoidance of doubt, references to and calculations of “learning centers” do not include the franchised schools operated under the brand of Global Education;

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares, par value US$0.00005 per share, carrying one vote per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“school” or “schools,” with respect to our acquisitions and business, refers to (i) entities providing K-12 tutoring services and study-abroad test preparation services which are required to obtain the private school operation permits in China, and (ii) entities providing study-abroad consulting services or online education services in China;

•	“student enrollments” refers to the cumulative total number of courses registered and paid for by our students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments;

•	“tier-1 cities” refers to cities with strong economic development and high per capita disposable income, including Beijing, Shanghai, Guangzhou and Shenzhen;

•	“tier-2 cities” refers to capital cities in 30 provinces and certain economically developed prefecture-level cities;

•	“training institution” or “training institutions,” refers to the learning centers providing K-12 tutoring services or study-abroad test preparation services, which are registered as corporate or private non-enterprise entities with relevant PRC government authorities;

•	“U.S. dollars,” “US$” or “dollars” refers to the legal currency of the United States;

•	“variable interest entity,” “VIE” or “Puxin Education” refers to Puxin Education Technology Group Co., Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, such entity;

•	“we,” “us,” “our company,” “our,” or “Puxin Limited” refers to Puxin Limited, a Cayman Islands company and its subsidiaries, and unless the context requires otherwise, includes its VIE and VIE’s subsidiaries.

The translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.9430 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On February 2, 2018, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for RMB was RMB6.2984 to US$1.00.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.00005 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of proceeds	Our net proceeds from this offering will be approximately US$ million, assuming an initial public offering price per ADS of US$ , the midpoint of the estimated public offering price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

We intend to use the net proceeds from this offering for the following purposes:

•	[financing potential strategic acquisitions and launch of new schools in China];

•	[marketing and brand promotion];

•	[upgrading our information technology systems and promote online platforms]; and

•	the remaining amount to fund [working capital and for other general corporate purposes].

See “Use of Proceeds” for additional information.

Lockup	We, our officers and directors, [certain of our employees, certain of our shareholders and certain option and warrant holders] have agreed with the underwriters, without the prior written consent of [the underwriters], not to sell, transfer, dispose of or hedge any of our ordinary shares, ADSs, or any securities convertible into or exchangeable for our ordinary shares for a period of 180 days after the date of the prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed [NYSE/NASDAQ] symbol	We [intend to apply/have applied] to have the ADSs listed on the [NYSE/NASDAQ] under the symbol “ .” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2018.

Depositary

[Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We present below our summary consolidated financial data for the period indicated. The following summary consolidated statement of operations data for the year ended December 31, 2016 and the summary consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Consolidated Statements of Operations Data

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net revenues	439,181	63,255
Cost of revenues	257,995	37,159

Gross profit	181,186	26,096

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB991)	123,370	17,769
General and administrative expenses (including share-based compensation expenses of RMB50,272)	185,496	26,717

Total	308,866	44,486

Operating loss	(127,680)	(18,390)

Interest income	464	67
Loss before income taxes	(127,216)	(18,323)
Income tax expenses	388	56

Net loss	(127,604)	(18,379)

Less: Net loss contributable to noncontrolling interest	(48)	(7)
Net loss attributable to equity shareholders of Puxin Education Technology Group Co., Ltd.	(127,556)	(18,372)

Consolidated Balance Sheet Data

	As of December 31,
	2016
	RMB	US$
	(in thousands)
Current assets
Cash and cash equivalents	100,109	14,419
Prepaid expenses and other current assets	36,262	5,223
Amounts due from a related party	9	1
Total current assets	136,380	19,643

Non-current assets
Restricted cash	5,409	779
Property, plant and equipment, net	33,723	4,857
Intangible assets	55,167	7,946
Goodwill	346,972	49,974
Deferred tax assets	637	92
Rental deposit	15,829	2,280
Total non-current assets	457,737	65,928

Total assets	594,117	85,571

Accrued expenses and other current liabilities	173,395	24,975
Income taxes payable	2,925	421
Deferred revenue	318,319	45,847
Amounts due to related parties	3,048	439
Deferred tax liabilities	13,734	1,978
Total liabilities	511,421	73,660

Total mezzanine equity	120,000	17,284

Total shareholders’ deficit	(37,202)	(5,358)

Non-controlling interests	(102)	(15)

Total deficit	(37,304)	(5,373)

Total liabilities, mezzanine equity and total shareholders’ deficit	594,117	85,571

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss, which excludes depreciation, amortization, interest expenses and income tax expenses, before share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net loss	(127,604)	(18,379)
Add:
Income tax expenses	388	56
Depreciation of property, plant and equipment	3,735	538
Amortization of intangible assets	10,158	1,463
EBITDA	(113,323)	(16,322)
Add:
Share-based compensation expenses	51,263	7,383

Adjusted EBITDA	(62,060)	(8,939)

Adjusted net loss represents net loss before share-based compensation expenses. The tables below set forth a reconciliation of our net loss to adjusted net loss for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net loss	(127,604)	(18,379)
Add:
Share-based compensation expenses	51,263	7,383

Adjusted net loss	(76,341)	(10,996)

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the Year Ended December 31,
	2016	2017
Student enrollments(1)
K-12 tutoring services	451,353	1,238,070
Study-abroad tutoring services	3,592	37,653
Number of learning centers(2)	231	400
K-12 group class student retention rate(3)	65.1%	70.1%
K-12 course withdrawal rate(4)	4.7%	4.7%

(1)	Refers to the cumulative total number of courses registered and paid for by our students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments.
(2)	Refers to the total number of locations of our premises providing educational services.
(3)	Refers to the number of students who continue to enroll in K-12 tutoring group class courses (excluding promotional programs) at schools operating under our management for over 12 months after completing a K-12 tutoring group class course in a particular period as a percentage of the total number of students who complete K-12 tutoring group class courses during the same period.
(4)	Refers to the number of students withdrawing from a K-12 course as a percentage of the total number of students enrolled in that course at the beginning.

RISK FACTORS

Investing in the ADSs entails a significant level of risk. Before investing in the ADSs, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the ADSs could decline and you may lose part or all of your investment.

Risk Factors Related to Our Business and Industry

We have limited operating history and our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

We began to provide K-12 tutoring services in May 2015 and study-abroad tutoring services in June 2015. In 2016 and 2017, we had 451,353 and 1,238,070 student enrollments in our K-12 courses and 3,592 and 37,653 student enrollments in our study-abroad tutoring programs, respectively. Despite the rapid growth in our business size and operation scale in the recent years, we incurred operating losses of RMB127.7 million (US$18.4 million) in 2016. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties in achieving or maintaining profitability. As we plan to continue to expand our business, we may need to devote substantial resources to planning for acquisitions of new schools or entities, integrating newly acquired schools, upgrading our services and programs and marketing our brands and recruiting teachers. Any failure to realize anticipated revenue growth could result in further operating losses. Thus, we cannot assure you that we will achieve or maintain profitability or that we will not incur losses in the future.

We may not be able to effectively manage our business expansion and increasingly complicated operations and successfully integrate businesses we acquire, which could harm our business.

We have expanded rapidly through both acquisitions and internal growth, and we plan to continue to expand our operations in different geographic areas as we address growth in our customer base and market opportunities. Since the commencement of our operations in May 2015, the number of our directly operated learning centers increased to 231 and 400 as of December 31, 2016 and 2017, respectively. Our rapid expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. The sustainable post-acquisition organic growth is largely dependent on our ability to integrate operations, system infrastructure and management philosophies of acquired schools. The integration of acquired schools is extremely complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. The main challenges involved in integrating acquired schools include the following:

•	implementing standardized integration process and performance management systems to ensure management philosophies, group-wide strategies and evaluation benchmarks can be effectively carried out at each acquired school;

•	demonstrating to students of our acquired schools that the acquisitions will not result in adverse changes in the service quality and business focus;

•	retaining qualified education professionals of our acquired schools;

•	integrating and streamlining different system infrastructure;

•	consolidating service offerings of different acquired schools;

•	preserving strategic, marketing or other important relationships of the acquired schools;

•	coordinating and optimizing research and development activities to launch new products and technologies with reduced cost; and

•	integrating our data management system in newly acquired schools.

We may not successfully integrate the schools we acquire in a timely manner and may not effectively and efficiently manage our expansion, which would have a material adverse effect on our financial condition and results of operations.

In addition, we need to be registered as the sponsor or shareholders of sponsor companies of the acquired schools. We are in the process of being registered with local authorities as the sponsor or shareholders of sponsor companies of ten acquired schools. In July 2017, we entered into an equity transfer agreement to acquire 100% equity interest in ZMN International Education Consulting (Beijing) Co., Ltd., or ZMN Education, and we have not yet completed all the necessary registrations with local government authorities as the shareholder of ZMN Education. Although pursuant to our acquisition agreements with original sponsors or shareholders of the acquired schools, the original sponsors or shareholders have obligations to cooperate with us to complete such registrations with local competent authorities, we cannot assure you that we are able to complete such registration in a timely manner.

Failure to attract and retain students to enroll in our courses and study-abroad consulting programs may have a material adverse impact on our business and prospects.

The success of our business depends heavily on the number of student enrollments in our courses and study-abroad consulting programs. Our ability to continue to attract students to enroll in our courses and consulting programs is critical to the continued success and growth of our business. This ability is dependent on a variety of factors, including our ability to acquire schools that create synergies and complement our businesses, develop new programs and improve our existing programs to respond to changes in market trends and student demand, continually develop high-quality educational content and consultation services, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students and respond effectively to competitive pressures.

Our ability to retain existing students and their parents by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of our students is largely dependent upon the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with our services or fail to perform up to expectation after attending our programs. In addition, our programs may not be able to satisfy all of our students or their parents’ requirements. Satisfaction with our services may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course or consultancy program curriculum and content. If students or parents feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from or not to renew their existing courses. For our K-12 group classes and study-abroad test preparation courses, we usually offer refunds for remaining classes to students who decide to withdraw from a course. For our K-12 personalized courses, we offer refunds to students who decide to withdraw from a course for all the remaining classes. For our study-abroad consulting services, we usually offer refunds of the consulting fees to the students who fail to gain any admission or obtain the relevant visa, which is consistent with market practices. Although we have not experienced any significant refund requests in the past, if an increasing number of students request refunds, our cash flow, revenues and results of operations may be adversely affected. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of student enrollments.

If we are unable to attract and retain students to enroll in our courses and study-abroad consulting programs, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively identify or pursue targets for acquisitions as we did in the past several years, and even if we are able to identify suitable targets, we may not be able to complete such transactions in a cost-effective manner, which may cause us to lose anticipated benefits from such acquisitions.

Historically, we have significantly expanded our network by selected acquisitions of new schools and businesses. We expect to continue to selectively acquire or invest in new schools or businesses that complement our existing operations. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future due to a decrease in the amount of small and medium-sized targets or an increase in the number of acquirers. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us or finance the transaction. If we fail to identify appropriate candidates or complete the desired transactions, our growth and expansion may be impeded.

We are subject to uncertainties brought by the amended Law on the Promotion of Private Education Law of the PRC.

Our business is regulated by, among others, the Law on the Promotion of Private Education of the PRC. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Law, which became effective on September 1, 2017. The Amended Private Education Law classifies private schools into non-profit schools and for-profit schools by whether they are established and operated for profit-making purposes. The sponsors of private schools may at their own discretion choose to establish non-profit or for-profit private schools, but are not allowed to establish for-profit private schools that are engaged in compulsory education.

On December 30, 2016, the Implementation Regulations for Classification Registration of Private Schools, or the Classification Registration Regulations, were promulgated by five PRC government authorities, including the MOE. According to the Classification Registration Regulations, the existing private schools are required to choose to register as non-profit or for-profit private schools with competent government authorities. If a private school elects to register as for-profit school, it is required to (i) undertake financial liquidation, (ii) clarify the ownership of land, school premises and properties, (iii) pay relevant taxes and duties, and (iv) re-apply for a new private school operation permit and re-register with relevant authorities. See “Regulation—Regulations on Private Education in the PRC—Implementation Regulations for Classification Registration of Private Schools.”

We expect that the Amended Private Education Law, accompanied with its relevant implementation rules and regulations, will bring significant changes to the compliance regime that we are subject to, including but not limited to school registration, student recruitment, premises conditions and qualification requirements for teachers. We plan to register all of our training institutions as for-profit private schools pursuant to the Amended Private Education Law and obtain new licenses and permits or renew existing licenses and permits. However, the local specific requirements and procedures for when and how existing training institutions can be registered as for-profit schools and complete filings for their tutoring branches remain unclear in most cities in China. As of the date of this prospectus, it remains uncertain how the Amended Private Education Law will be interpreted and implemented and impact our business operations. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all. Should we fail to fully comply with the Amended Private Education Law or any relevant regulations as interpreted by the relevant government authorities, we may be subject to administrative fines or penalties, an order to suspend the operation and refund the tuition fee or other negative consequences which could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations.

We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business operations.

Under PRC laws and regulations, training institutions are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with, relevant government authorities in order to provide tutoring services. Pursuant to the Amended Private Education Law which became effective on September 1, 2017 and the Implementing Rules on the Supervision and Administration of For-Profit Private Schools which became effective on September 1, 2017, or the Implementing Rules, each training institution that operates for profit shall be registered as a corporate entity and apply for the private school operation permit and obtain a business license. In addition, their tutoring branches are required to complete the required filings for permits or registrations.

As of the date of this prospectus, we have 100 training institutions which are required to obtain school operation permits and 319 tutoring branches which are required to complete filings for permits or registrations. Among these training institutions and tutoring branches, 24 training institutions do not possess the private school operation permits and 238 tutoring branches have not completed the required filings with the local education authorities. While we intend to obtain the required permits and licenses pursuant to the Amended Private Education Law and the Implementing Rules, most of local government authorities have not begun to accept applications or issue permits for for-profit training institutions or accept filings for tutoring branches as of the date of this prospectus because the local implementing rules and regulations of the Amended Private Education Law have not been published to the public and the application procedures have not been formulated by local government authorities in most cities. See “Regulations—Regulations on Private Education in the PRC—Law on the Promotion of Private Education of the PRC and Implementation Rules for the Law on the Promotion of Private Education of the PRC” for further details on the license requirements applicable to our training institutions and tutoring branches.

Given the significant amount of discretion owned by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments. If any of our current or future training institutions or their tutoring branches fail to receive the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, that training institutions or their tutoring branches may be subject to penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed by the regulators to be serious, the school may be ordered to return tuition and fees collected and pay a multiple of the amount of returned tuition and fees to regulators as a penalty or may even be ordered to cease operations.

We face intense competition in our industry, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education market in China is highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer, including in on-line and off-line forms, and in each geographic market in which we operate.

Some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, exam materials, admission standards, market trends or new technologies. As a result, our student enrollments may decrease due to intense competition. In addition, in contrast to our comprehensive program offerings, some of our competitors focus on a single area of our business, and may be able to devote all of their resources to that business line. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. As a result, certain of our competitors may, therefore, have a competitive advantage over us with respect to these business areas.

The increasing use of the Internet and advancement in technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. Although we have launched online services for our businesses and plan to expand our online service offerings, the pace at which we promote and expand our online services may not be as fast as our competitors. As a result, many international brands or local smaller service providers may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.

Teachers and study-abroad consultants help us maintain the quality of our education and services, as well as our brand and reputation. Our ability to continue to attract teachers and consultants with the necessary experience and qualifications is a key factor in the success of our operations. We seek to hire experienced teachers and consultants who are dedicated to teaching and are able to follow our teaching and consulting service protocols and deliver effective instructions. The market for teacher recruitment in China is competitive, and we must also provide continued training to ensure that our teachers and consultants stay abreast of changes in student demands, teaching methodologies and other necessary changes. Further, the Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, promulgated by the Ministry of Education, or the MOE, on January 11, 2014, prohibits teachers of elementary and secondary schools from providing paid tutoring in schools or in out-of-school training institutions. Some of our part-time teachers are teachers of public schools. If such part-time teachers cannot continue to teach courses in our schools due to the foregoing regulation, we may have to recruit full-time teachers to maintain our class offerings. In addition, we hire foreign teachers and we need to apply for work and residence permits for them in China. If we cannot obtain such permits for our foreign teachers, we may have to terminate our employment relationship with them.

In order to recruit experienced full-time teachers, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting or training qualified teachers and consultants in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants in the future, which may have a material adverse effect on our business, financial condition and results of operations.

Our business and financial performance may suffer if we fail to successfully develop and launch new education services.

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframe. For example, we only recently launched certain web-based and mobile-based services such as Puxin Superior Classes, Puxin Dual-Teacher Classrooms, Recorded Lectures, foreign teacher classes and Puxin Teacher & Student App. While we have not experienced material technological difficulties in these newly launched services, we cannot assure you there will not be system outages or errors for these new online services in the future. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

We cannot assure you that any of our new services will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new education services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We have limited operating history with our study-abroad test preparation courses and study-abroad consulting services. Our newer courses and services may not be as attractive as our K-12 tutoring services.

Prior to the acquisitions of Global Education and ZMN Education in 2017, a significant majority of our revenue and operations was derived from K-12 tutoring services. We have limited operating history with our study-abroad test preparation courses and study-abroad consulting services. As we plan to continue to dedicate resources to integrating and expanding our study-abroad test preparation courses and study-abroad consulting services, our efforts to improve, expand, and promote our study-abroad test preparation courses and study-abroad consulting services may not be successful and we may not achieve comparable profitability to our K-12 tutoring services, or at all.

We may not be able to improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner.

We regularly and constantly update the content of our existing courses and develop new courses to meet students’ demands and the latest market trends. We also closely follow any changes in curriculum, examination systems, testing materials, admission standards and technologies. Admission and assessment tests in China and overseas countries constantly undergo changes and development in terms of tested subjects, skill focus, question types and manners of test administration. For example, most of the major English tests, such as TOEFL and IELTS, are increasingly being offered in a computer-based testing format, and there are certain universities in China that have been allowed to admit a small portion of their students through independently administered examinations and admission procedures. These changes require us to continually update and enhance our course materials and our teaching methods. Furthermore, offering new courses or modifying existing courses may require us to have more input into curriculum and course development, train new teachers or provide continued training to existing teachers, increase marketing efforts and re-allocate resources. We may have limited experience with new course content and may need to modify our systems to incorporate new courses into our existing course offerings. If we cannot respond effectively to changes in market demands or launch new courses on a timely basis and in a cost-effective manner, our results of operations and financial condition could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our success depends in part on the continued application of services, efforts and motivation of our senior management team and key personnel, in particular, our founder, chairman and chief executive officer, Mr. Yunlong Sha. If one or more of our senior management members or key personnel are unable to continue in their present positions, we may not be able to find suitable replacements, and our business may be disrupted.

We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills could negatively impact our ability to manage our existing products and services, launch new services and expand our operations. Competition for experienced management personnel in the private education industry is intense with a small pool of qualified candidates, and we may not be able to retain services of our senior executives, experienced principals of our schools or other key personnel, or attract and retain high-quality senior executives or key personnel in the future. Although we have established an internal training and promotion system to develop good candidates for senior management team and principals, the number of these candidates and the speed of training these candidates to be capable and qualified to their prospective positions may not align with our rapid growth. In addition, if any member of our senior management team, principals or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties in China’s legal system.

Any damage to the brand and reputation of our learning centers may adversely affect our overall business, prospects, results of operations and financial condition.

We believe that market awareness of our “Puxin,” “Global Education,” “ZMN Education,” and other brands and our solid reputation in the K-12 tutoring and study-abroad tutoring industry have contributed significantly to the success of our business. We also believe that maintaining and promoting our brands are critical to sustaining our competitive advantage. Our brand and reputation could be adversely affected under many circumstances, including the following:

•	our students are not satisfied with our services and their learning experience;

•	we fail to maintain the quality and consistency of our service standards as we expand our course offerings into different subjects and extend our geographic or product reach;

•	our learning center facilities do not meet the standards expected by parents and students;

•	our teachers, study-abroad consultants or staff fail to provide students and their parents with prompt feedback and adequate attention;

•	our teachers, study-abroad consultants or staff behave or are perceived to behave inappropriately or illegally;

•	we lose a license, permit or any other governmental authorization to operate a learning center; and

•	operators of learning centers with lower quality abuse our brands or those with brand names similar to ours conduct fraudulent activities and create confusion in the market.

The likelihood of any above-mentioned circumstances increases as we expand our network of learning centers. These events could influence the perception of our learning centers not only by our students and their parents, but also by other constituencies in the education sector and the general public.

In addition, Global Education also has franchised schools. Our control over our franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of their learning centers and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities. Furthermore, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole. As we mainly rely on word-of-mouth referrals to attract prospective students, if our brand name or reputation deteriorates, our overall business, prospects, financial condition and results of operations could be materially and adversely affected.

Furthermore, third-party service providers with whom we have a business relationship could damage our reputation and brands due to their unsatisfactory or illegal actions arising from the interactions with our students. We have close cooperation relationships with third-party service providers, such as printers that provide services to print course materials, organizations that host events or organize mathematics or other science competitions, and overseas education service providers that provide overseas study tours and summer and winter camps. These third-party service providers may directly interact with our students in providing their services. Although we selectively establish cooperation relationships with reliable and reputational service providers, we cannot assure you that these third-party service providers will not conduct any unsatisfactory, inappropriate or illegal actions that will damage our reputation and brands, which consequently could cause our business to be harmed.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

In the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions or negligence of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may make parents unwilling to allow their children to attend our classes. We could also face negligence claims for inadequate maintenance of our facilities or lack of supervision of our teachers and other employees. Although we have not encountered any injury to our students on our premises that has materially and adversely affected our business or financial condition, we cannot assure you that there will not be any in the future. Our insurance coverage may not be adequate to fully protect us from all kinds of claims. See “—We have limited liability insurance coverage and do not carry business disruption insurance.” A liability claim against us or any of our employees or independent contractors could adversely affect our reputation and ability to attract and retain students. Even if such claim is unsuccessful, it could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or comply with relevant regulation regarding our leased premises could materially and adversely affect our business.

Substantially all of our offices and learning centers are presently located on leased premises. At the end of each lease term, we must negotiate an extension of the lease. If we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly given that the real estate prices in China have kept rising for years. This could disrupt our operations and adversely affect our profitability. We also compete with many other businesses for sites in certain highly desirable locations and some landlords may have entered into long-term leases with our competitors for prime locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business.

We have not been able to receive copies of the valid title certificates or proof of authorization to lease properties to us from the lessors of some of our leased properties. Our use of some of leased properties does not comply with the approved use stipulated in the title certificates of such properties or the lease agreements. As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning center and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms commercially acceptable to us, our business and results of operations could be materially and adversely affected.

In addition, under the applicable PRC laws and regulations, we are required to register and file executed leases with the relevant government authorities, but we have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the PRC Law, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority.

A significant portion of our training institutions are not in compliance with fire safety regulations.

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. See “Regulations—Regulations on Fire Safety” for further details on the fire safety regulations applicable to our business premises. As of the date of this prospectus, we have leased 584 business premises for our training institutions and their tutoring branches, and we have complied with the foregoing fire safety permit and filing requirements for 394 of these premises. We have arranged inspections for 60 premises by local fire control authorities and obtained written records of passing the fire safety inspections. As advised by Tian Yuan Law Firm, our PRC counsel, for these 60 premises, the risk that we will be subject to material administrative penalties imposed by such local fire control authorities for our failure to comply with the fire safety permit or filing requirement is relatively low. Besides, the construction units have obtained the fire safety permits in connection with the construction of the buildings where another 79 premises are located, and we are in the process of completing further fire safety filings with respect to the interior decoration of such premises, which represented             % of our revenues in 2017. However, as of the date of this prospectus, we have neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for the remaining 51 leased business premises, which represented             % of our revenues in 2017. We cannot assure you that we may be able to obtain the fire safety permits, rectify our non-compliance or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all, and we may be subject to fines and orders to rectify within a specified period of time or to suspend operations for our non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

In addition, according to PRC fire safety laws and regulations, venues for children’s activities generally may not be located above the third floor of a building, depending on its fireproof conditions. As of the date of this prospectus, 125 of our business premises for children’s activities, including certain sections of our K-12 and study-abroad programs that target children are located above the third floor of a building. Nevertheless, we have either complied with the fire safety filing requirement or arranged fire safety inspections by the local fire control authorities and obtained written records of passing the fire safety inspections for 55 business premises. We generated approximately             % of our revenues from the remaining 70 business premises in 2017. We may be subject to fines and orders to suspend operations if these 70 business premises are inspected and found to be in violation of the fire safety regulations, which could materially and adversely affect our business, results of operations and financial condition.

Moving training institutions and their tutoring branches in order to comply with fire safety regulations would require us to terminate or break our existing leases and pay any associated termination or breakage costs in addition to the costs of relocation, renovation and decoration, and it may also disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related tuition fees, all of which could materially and adversely affect our financial results.

We may face risks and uncertainties with respect to the licensing requirements for our online platforms.

We may be required to obtain additional licenses or permits for our operations because the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated. For example, the content we use on our websites and mobile apps, including course materials and audio-visual content, may be deemed as “Internet cultural products,” and our use of such content may be regarded as “Internet cultural activities.” Thus, our VIE and its subsidiaries may be required to obtain an Internet culture business operating license for provision of such content through our websites or mobile apps as currently there is no further official or publicly available interpretation of whether such content would be deemed “Internet cultural products.”

In addition, we offer certain audio-visual content on our websites as supplementary course materials. If the governmental authorities determine that our relevant activities fall within the definition of “Internet audio-visual program service” under the Administrative Measures Regarding Internet Audio-Visual Program Services, our VIE and its subsidiaries may be required to obtain a license for disseminating audio-visual programs through Internet. Moreover, we may be required to obtain the online publishing services permit for our online educational products, such as Puxin Superior Classes, Puxin Dual-Teacher Classrooms and GEDU online. We are in the process of applying for the Internet Content Provider License, or ICP License. If we are not able to obtain such licenses, we may further be subject to fines, legal sanctions or an order to suspend our on-line courses providing service.

No material fines or other penalties have been imposed on us for non-compliance with licensing requirements for our online platforms in the past. However, if we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or revocation of the operation permits of the non-compliant schools, any of which may materially and adversely affect our business, financial condition and results of operations.

We may need to record a significant charge to earnings if our goodwill or intangible assets arising from acquisitions become impaired, which would adversely affect our results of operations.

In accordance with U.S. GAAP, we account for our acquisitions using the acquisition method of accounting, and such acquisitions have resulted in significant goodwill and intangible assets. These assets may become impaired in the future, which could have a material adverse effect on our results of operations following such acquisitions. We are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment annually, or more frequently, if facts and circumstances warrant a review. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower or declining growth rates in our industry. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

In 2016, we did not recognize any impairment loss in relation to goodwill or intangible assets arising from our acquisitions. In the future, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, which could have a material adverse effect on our results of operations.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names, logos and domain names are registered in China. Our proprietary curricula and course materials are protected by copyrights. Unauthorized use of any of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws and confidentiality agreements with our employees and contractors to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights. Nevertheless, third parties may still obtain and use our intellectual property without due authorization, and enforcement of intellectual property rights by Chinese regulatory agencies involves uncertainty. We may need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could be difficult, costly and time-consuming and divert our management’s attention and resources. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed and our business, financial condition and results of operations may be adversely affected.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our trademarks, logos, trade names, technologies, products, courseware, course materials or any intellectual property developed or used by us do not or will not infringe the intellectual property rights held by third parties. We and our schools have been involved in disputes with third parties claiming infringement of intellectual property rights by us, and we may be subject to such disputes in the future. On July 7, 2017, Beijing Global Education & Technology Co., Ltd., or Beijing Global Education, which we acquired in August 2017, received a letter issued by the legal counsel of IDP Education Limited, The Chancellor Masters and Scholars of the University of Cambridge Acting by the University of Cambridge Local Examination Syndicate and the British Council (collectively the “IDP Claimants”). In such letter, the IDP Claimants alleged that Beijing Global Education infringes their trademark rights and requested Beijing Global Education and all of its schools and learning centers to deregister and stop the use of any trademarks that contain the words of “IELTS,” “YASI,” “ ” and “ ” and remove these words from their trade names and logos. On July 24, 2017, Beijing Global Education sent a response letter to the IDP Claimants in which Beijing Global Education raised its arguments against certain of the IDP Claimants’ claims and agreed to conduct investigations on the trademarks used by its schools and learning centers. We are in the process of negotiating with the IDP Claimants to reach an agreement. As of the date of this prospectus, the IDP Claimants have not initiated any litigations or legal proceedings against Beijing Global Education or us. However, there is no assurance that we would eventually be able to reach an agreement with the IDP Claimants to resolve such claims or that the IDP Claimants would not initiate any litigations or legal proceedings against Beijing Global Education or us in the future.

In August 2017, Beijing Global Education received a cease-and-desist letter from Pearson (Beijing) Management Consulting Co., Ltd., or Pearson Beijing, alleging that Beijing Global Education and certain of its franchised schools have infringed the intellectual property of Pearson PLC, including but not limited to “ /Longman” trademarks and certain other trademarks and brands, and demanding that the infringers immediately cease the infringement. Beijing Global Education has subsequently ceased the alleged infringement and sent a letter to all franchise schools involving the use of the intellectual property of Pearson PLC, requesting them to cease the alleged infringement. We cannot guarantee that these franchise schools will cease the alleged infringement in a timely manner, or at all, or that our corrective measures will prove to be satisfactory to Pearson Beijing or Pearson PLC. As of the date of this prospectus, neither Pearson Beijing nor Pearson PLC has taken any further action, including legal proceedings, against Beijing Global Education or us for the alleged infringement. However, there is no assurance that Pearson Beijing or Pearson PLC would not initiate any legal proceedings against Beijing Global Education or us in the future.

If any of the above-mentioned parties or other third parities initiate litigation against us alleging infringement upon their intellectual property rights, defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant brand or services. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to spend considerable time and resources sourcing alternative technologies or designing alternative trademarks or brands, if any, or we may be forced to delay or suspend the sale of the relevant services or the promotion of the relevant brand. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our customers or potential customers deferring, reducing or canceling their use of our services. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter and result in the volatility in the price of our ADSs.

Our industry generally experiences seasonality, primarily due to seasonal changes in service days and student enrollments. Seasonal fluctuations have affected, and are likely to continue to affect, our business. In general, we generate higher revenues during summer breaks as more students are enrolled in our courses. We also generally experience lower revenues in the first quarter as we deliver fewer classes during the winter breaks due to the Chinese New Year holiday and the relatively short length of winter breaks. Because we recognize revenues from K-12 tutoring courses and study-abroad test preparation courses based on the delivery of services, we expect our revenues in certain months to be negatively impacted by such seasonality factors. Our costs and expenses, however, do not necessarily correspond with changes in our student enrollments, service days or net revenues because we incur expenses and costs on marketing and promotion, teacher recruitment, teacher training and course development throughout the year. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations may result in volatility in and adversely affect the price of our ADSs.

Failure to make adequate contributions to various mandatory social security plans as required by PRC regulations may subject us to penalties.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pensions, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund contributions. Local governments usually implement localized requirements as to mandatory social security plans considering differences in economic development in different regions. Our failure in making contributions to various mandatory social security plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We have limited liability insurance coverage and do not carry business disruption insurance.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Business—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our learning centers, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We do not have any business interruption insurance or key-man life insurance. The coverage of our liability insurance may not be adequate to fully protect us from all kinds of claims, and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

Any disruption or interruption to our information technology systems or a leak of student data could damage our reputation and disrupt our operations.

The successful development, stable operation and effective maintenance of our systems and information technology infrastructure, such as our CRM system, ERP system, Puxin Teacher & Student App and a variety of cloud-based online products and services, is critical to the attractiveness of our online and offline programs and the management of our business operations. Thus, any material breakdown of our information technology systems, any interruptions or malfunctions to our information technology systems or any loss of the right to use the programs licensed from third parties could cause interruption to our business. In addition, we would suffer economic and reputational damage if a technical failure of our systems causes a leak of student data, including identification or contact information. As of the date of this prospectus, our information systems have not encountered material errors or technical issues and there is no material leak of student data which could damage our reputation and disrupt our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems, our ability to realize our strategic objectives and our profitability could be adversely affected, and may harm our reputation and brand names and materially and adversely affect our business and results of operations.

Our relationships with overseas education service providers may deteriorate.

We collaborate with various overseas publishers on content development and overseas schools and institutions to provide overseas study tours and summer and winter camps to students. For example, for our English for Children programs, we cooperated with Macmillan Younger Learners and introduced “Happy Campers” series of American English learning materials to provide memorable and positive learning experience for our students. These relationships allow us to offer more diverse programs and classes and charge a premium for the programs we offer with other overseas education service providers. We can also enhance our brand and reputation and have more exposure to international education methods and experiences through these relationships.

If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminish, whether as a result of our own actions, actions of our partners, actions of any third party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

We operate schools and provide after-school education services under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate substantially all of our K-12 after-school tutoring schools and a small portion of our study-abroad tutoring schools under the co-brand names, such as “Puxin-YESSAT” and “Puxin-Fubusi.” We operate the majority of our study-abroad tutoring schools under multiple different brands, such as ZMN Education, Global Education and Milestone Education. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. In the long term, we intend to promote a unified brand “Puxin” to foster our corporate image, which represents the entire spectrum of education services we offer. We may seek to transition our co-brand names and different brands to “Puxin” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

The education industry is vulnerable to health epidemics such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other epidemics. Additionally, our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, and natural disasters, such as earthquakes. These occurrences could cause cancelations of student enrollment and require the temporary or long-term closure of our learning centers while we may still remain obligated to pay rent and other expenses for these facilities. We may also face litigation and have to incur extra expenses if we are found negligent in the prevention and control of health epidemics in our facilities. Any outbreak of health epidemics and any occurrence of natural disasters in China therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies as of December 31, 2016, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have implemented and are continuing to implement a number of measures to remedy this material weakness and the other control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” We have also adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have granted and will continue to grant share options and other equity incentives in the future, which may result in increased share-based compensation expenses.

Puxin Education adopted the 2014 Great Talent Share Incentive Plan in December 2014, and granted an aggregate of 142,783,400 options from 2015 to 2017 under this plan. We [adopted] the 2018 Grand Talent Share Incentive Plan in              2018, which permits granting of share options to purchase our ordinary shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2018 Grand Talent Plan is             .We are required to account for share based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. In 2016, we incurred share-based compensation expense of RMB51.3 million (US$7.4 million). Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risk Factors Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. Due to these restrictions, we operate our K-12 tutoring business and study-abroad tutoring business in China primarily through Puxin Education Technology Group Co., Ltd, or Puxin Education or VIE, and its subsidiaries. We entered into a series of contractual arrangements with Puxin Education, its shareholders and its subsidiaries. Our VIE and its subsidiaries are the entities that hold certain licenses and permits relating to the K-12 tutoring business and study-abroad tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries to operate our business. See “Corporate History and Structure—Our Corporate Structure” for more information.

If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities including the MOE, which regulates the education industry in the PRC, the Ministry of Commerce, or the MOFCOM, which regulate the foreign investments in China, the Ministry of Civil Affairs, which regulates the registration of non- profit private schools in the PRC after the Amended Private Education Law became effective, and the State Administration of Industry and Commerce, or the SAIC, which regulates the registration and operation of for-profit private schools in the PRC after the Amended Private Education Law became effective, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses held by our PRC subsidiaries and/or our VIE and its subsidiaries;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries, our VIE and its subsidiaries;

•	confiscating the income of our VIE and its subsidiaries;

•	imposing fines, penalties or other requirements with which we, our PRC subsidiaries, or our VIE and its subsidiaries may not be able to comply;

•	requiring us to restructure the relevant ownership structure or operations, terminate the contractual arrangements with our VIE or deregister the pledges on the equity interest in our VIE, which in turn would affect our ability to consolidate, derive economic interest from or exert effective control over our VIE;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

•	restricting the use of financing sources by us or our VIE and its subsidiaries, or otherwise restricting our or their ability to conduct business.

As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including in the United States. However, we cannot assure you that penalties will not be imposed on any other companies or us in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected.

If any of these penalties results in our inability to direct the activities of Puxin Education and its subsidiaries, or results in our failure to receive the economic benefits from Puxin Education and its subsidiaries, we may not be able to consolidate Puxin Education and its subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in the PRC, Purong Beijing, Puxin Education or its subsidiaries.

We face uncertainties with respect to the interpretation and implementation of the Draft Foreign Investment Law, which proposes significant changes to the PRC foreign investment legal regime and has a material impact on businesses in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, the MOFCOM published the Draft Foreign Investment Law for public review and comments. At the same time, the MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign-invested enterprises, or FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws which are the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-

Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The Draft Foreign Investment Law is to regulate FIEs in the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either foreign “restricted” or “prohibited.” The Draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs operating in foreign restricted or prohibited industries may not be able to continue their operations through contractual arrangements.

The specifics of the application of the Draft Foreign Investment Law to variable interest entity structures have yet to be proposed, but it is anticipated that the Draft Foreign Investment Law will regulate variable interest entities.

The MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the Draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. In its current form, the Draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We face uncertainties with respect to the interpretation and implementation of the Draft Foreign Investment Law, which proposes significant changes to the PRC foreign investment legal regime and has a material impact on businesses in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business.

We rely on contractual arrangements with our VIE and its shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with our VIE, its shareholders and its subsidiaries to operate our K-12 tutoring and study-abroad tutoring businesses. For a description of these contractual arrangements, see “Corporate History and Structure—Our Corporate Structure.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our VIE and its subsidiaries. Any failure by our VIE, its shareholders or its subsidiaries to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as in some other jurisdictions, such as the United States.

As a result, uncertainties in the commercial arbitration system or legal system in the PRC could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If any government action causes us to lose our right to direct the activities of our VIE and its subsidiaries or lose our right to receive substantially all the economic benefits and residual returns from our VIE and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE and its subsidiaries.

Our VIE or its shareholders may fail to perform their obligations under the contractual arrangements.

If Puxin Education, any of its subsidiaries or schools or any of its shareholders fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Puxin Education were to refuse to transfer their equity interest in Puxin Education to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under our contractual arrangements are governed by the PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIE and its subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us and not act in the best interests of our company.

The shareholders of Puxin Education, namely, Mr. Yunlong Sha, Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership, or Ningbo Zhimei, and Tianjin Puxian Education Technology Limited Partnership, or Tianjin Puxian, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements, which would have a material and adverse effect on our ability to effectively control our VIE and its subsidiaries and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our VIE and its subsidiaries to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely on dividends, fees and other distributions paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could hinder our ability to conduct our business.

We are a holding company and rely principally on dividends and fees paid by our PRC subsidiaries for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our PRC subsidiaries in turn depends on the service fees paid by our VIE. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with

Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. After our schools are registered as for-profit private schools pursuant to the Amended Private Education Law, each of such schools is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Furthermore, if our PRC subsidiaries or our VIE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments as service fees or other fees to us, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements between our VIE and us may be subject to scrutiny by the PRC tax authorities who may find that we or our VIE and its subsidiaries owe additional taxes.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our wholly-owned PRC subsidiary Purong Beijing, our VIE, its shareholders and its subsidiaries are not conducted on an arm’s-length basis and adjust the income of our VIE and its subsidiaries through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of Purong Beijing, our VIE and its subsidiaries. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on Purong Beijing, our VIE and its subsidiaries for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our VIE and its subsidiaries materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our VIE and its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in the PRC through a series of contractual arrangements among our wholly-owned PRC subsidiary Purong Beijing, our VIE, its shareholders and its subsidiaries. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our VIE and its subsidiaries. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our VIE and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or by seeking to gain control of our subsidiaries, our VIE or any of its subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” we may (1) make loans to our PRC subsidiaries, our VIE and its subsidiaries, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to them, and (4) acquire offshore entities with business operations in the PRC in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our PRC subsidiaries, our VIE and its subsidiaries cannot exceed a statutory limit and shall be filed with the State Administration of Foreign Exchange of the PRC, or the SAFE, after the loan agreement is signed and at least three business days before the borrower makes any drawdown under the loan; and

•	capital contributions to our PRC subsidiaries shall be filed with the MOFCOM or its local counterparts and also be registered with the local banks authorized by the SAFE.

The maximum aggregate amount that we can loan to the PRC subsidiaries, our VIE and its subsidiaries may vary with changes in the relevant entities’ net assets at the time of calculation.

In addition, on March 30, 2015, the SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, a regulation regarding the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capital for expenditures beyond their business scopes. In June 2016, the SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. As we expect to use the proceeds of this offering in China in the form of RMB, our PRC subsidiaries, our VIE and our VIE’s subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, Circular 19, Circular 16 and relevant foreign exchange rules may significantly limit our ability to convert the net proceeds from this offering in US dollar to RMB and transfer the net proceeds to our VIE and its subsidiaries through our PRC subsidiaries, which may adversely affect our ability to expand our business.

Risk Factors Related to Doing Business in the PRC

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market.

Substantially all of our operations are conducted in China, and substantially all of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for educational services, which could harm our business. For example, recent policy changes in certain cities indicate that the scope of after-school tutoring services may be further regulated. From June 2017 to January 2018, Shanghai and Chengdu promulgated local regulations and policies, which, among others, prohibit private tutoring service providers from providing elementary education services to pre-school children and from enrolling full-time students at compulsory education stage except during winter and summer breaks. We cannot assure you that such restrictions will not be imposed at national level or any future changes in laws, regulations and policies would not adversely affect our business and results of operations.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our educational services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenue. In addition, any sudden changes to China’s political system or the occurrence of social unrest could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, given the short history of these laws and regulations and the rapid evolvement of the PRC legal system, the interpretations of such laws and regulations may not always be consistent, and the enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections. Another uncertainty is that the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Substantially all of our revenues is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenues generated in Renminbi to fund any business activities we may have outside the PRC in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside the PRC, unless such use is approved by SAFE. For example, foreign exchange transactions under our PRC subsidiaries’ capital accounts, including principal payments in respect of foreign currency-denominated obligations, are subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside the PRC. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside the PRC to our overseas subsidiary holding its equity interest. Furthermore, in the event that Puxin Education liquidates, Purong Beijing may, pursuant to a power of attorney it has entered into with Mr. Yunlong Sha, Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Ningbo Zhimei and Tianjin Puxian, respectively, require Mr. Yunlong Sha, Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Ningbo Zhimei and Tianjin Puxian to transfer all assets they might receive in connection with the liquidation of Puxin Education to Purong Beijing at no consideration or the minimum consideration as permitted under PRC laws. Purong Beijing then may distribute such proceeds to us after converting them into foreign currency and remit them outside the PRC in the form of dividends or other distributions. Once remitted outside the PRC, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenues generated by our VIE for direct investment, loan or investment in securities outside the PRC will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenues generated by our VIE and its subsidiaries not paid to our PRC subsidiaries and revenues generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenues. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

We may be required to obtain prior approval of the CSRC of the listing and trading of our ADSs on the [NYSE/NASDAQ].

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, China Securities Regulatory Commission, or the CSRC, SAIC and SAFE, jointly issued the Regulations on Mergers and Acquisitions of

Domestic Enterprises by Foreign Investors, or the M&A Rules, which were subsequently amended on June 22, 2009. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules and its later amendments remains unclear, we believe, based on the advice of Tian Yuan Law Firm, our PRC counsel, that approval by the CSRC is not required for this offering because we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquire contractual control rather than equity interests in our VIE in the PRC. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from this offering into the PRC. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend or terminate this offering before settlement and delivery of the ADSs. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are still subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by the MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our VIE and its shareholders, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the SAFE, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation.

As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations as required by Circular 37. We cannot assure you that any shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If any of them fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and the SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Higher labor costs in the PRC may adversely affect our business, financial conditions and results of operations.

Labor costs in the PRC have increased with the PRC’s economic development. According to the National Bureau of Statistics of China, the average wage of private education institution employees in urban cities in

China increased at a CAGR of 10.8% nationwide between 2011 and 2016. We expect that our labor costs, including wages, various statutory employee benefits, including those for full-time and part-time teachers, consultants and administrative staff, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations may be materially and adversely affected.

Employee participants in our share incentive plan who are PRC citizens may be required to register with the SAFE. We also face regulatory uncertainties in the PRC that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

From time to time, we need to apply for or update our registration with the SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens.

Fluctuations in the value of the Renminbi could have a material and adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

The PRC Enterprise Income Tax Law and its implementing rules provide that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the SAT issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within the PRC if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (4) at least half of the enterprise’s directors with voting right or senior management reside in the PRC. The SAT issued a bulletin on July 27, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not offshore enterprises controlled by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the SAT on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the PRC Enterprise Income Tax Law and its implementing rules.

We believe we are not a PRC resident enterprise for PRC tax purposes. As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC Enterprise Income Tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within the PRC. In such case, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends paid by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiaries are wholly owned by our Hong Kong subsidiary.

Moreover, under the Notice on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated by the SAT on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on Issues Related to the “Beneficial Owner” in Tax Treaties on February 3, 2018, which sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT on December 10, 2009. Under Bulletin 7, an “indirect transfer” of assets by non-PRC resident enterprises, including transfers of equity interests in a PRC resident enterprise, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immoveable properties in the PRC, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in the PRC or equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. In addition, Bulletin 7 has introduced safe harbors for internal group restructurings and purchases and sales of equity through a public securities market.

On October 17, 2017, the SAT issued the Announcement on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and abolished Circular 698. The Bulletin 37 further clarifies the practices and procedures for the withholding of the non-PRC resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructurings, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and SAT Bulletin 37. For transfers of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings under Bulletin 7 and Bulletin 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial conditions and results of operations.

The audit report included in this prospectus is prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm issues the audit report included in this prospectus filed with the Securities and Exchange Commission, or the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, our independent registered public accounting firm, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities, our auditors are not currently inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of full PCAOB inspections in China prevents PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge made an initial decision to impose penalties on the firms, including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC took place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to follow a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC has authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our company, and the market price of our shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the [NYSE/NASDAQ] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

Risk Factors Related to Our ADSs and This Offering

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or the ordinary shares underlying our ADSs. We intend to apply for listing our ADSs on the [NYSE/NASDAQ], but we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation among us and the underwriters based upon several factors, and the trading price of our ADSs after this offering may decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs due to insufficient or a lack of market liquidity of the ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in education services;

•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us;

•	additions or departures of our key personnel and senior management;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs. In connection with this offering, [we and our officers, directors, shareholders and certain option and warrant holders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written

consent of the underwriters, subject to certain exceptions. Upon the completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by              ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after this offering will be available for sale, upon the expiration of the 180-day lockup period, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, the underwriters may exercise the discretion to release the securities held by the parties subject to the lockup restriction prior to the expiration of the lockup period. If the securities subject to lockup are released before the expiration of the lockup period, their sale or perceived sale into the market may cause the price of our ADSs to decline. Furthermore, certain of our convertible notes holders have the right to elect to convert the convertible notes into our ordinary shares after this offering. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

In addition, certain of our shareholders will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS on a per share basis than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS. This number represents the difference between our pro forma net tangible book value US$             per ADS as of             , 2017, after giving effect to this offering and the assumed initial public offering price of US$             per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for 2018 or any other taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Cash is a passive asset for purposes of the PFIC rules. Goodwill that is associated with an active income-producing activity of a non-U.S. corporation is generally an active asset unless, for U.S. federal income tax purposes, the non-U.S. corporation is a controlled foreign corporation, or CFC, which is not publicly traded “for the taxable year.” We were a CFC during a portion of the first quarter of 2018, but do not expect to be a CFC for the remainder of 2018.

Because we were both non-publicly traded and a CFC during a portion of 2018, it is not clear whether we can use the value of our assets rather than their tax basis in determining our PFIC status for 2018. We believe it is reasonable to use our assets’ value for this purpose. Assuming this position is respected, and based upon the nature of our business, the composition of our income and assets and the estimated value of our assets, (which is based on the expected price of our ADSs), we do not expect to be a PFIC for 2018 or in the foreseeable future. However, in light of the uncertainty as to whether the value of our assets (rather than their tax basis) can be taken into account in determining our PFIC status for 2018, and because in any event we have significant cash balances (taking into account the expected proceeds from this offering), it is not clear whether we will be a PFIC for 2018.

In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association that will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We plan to adopt second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of certain significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [NYSE/NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

As a Cayman Islands company listed on [NYSE/NASDAQ], we are subject to the corporate governance listing standards under the [NYSE/NASDAQ]. However, [NYSE Listed Company Manual/NASDAQ Stock Market Rules] permits a foreign private issuer like us to follow the corporate governance practices of its home country.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards under the [NYSE/NASDAQ]. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is seven days.

When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.

The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the [NYSE/NASDAQ], have detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for the year ended December 31, 2016, we qualify as an “emerging growth company” pursuant to the

JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our ability to retain and increase our student enrollments;

•	our ability to offer new courses and services;

•	our ability to engage, train and retain new teachers and consultants;

•	our ability to maintain and improve technology infrastructure necessary to operate our online platform;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	growth of and competition trends in our industry;

•	our expectations regarding demand for, and market acceptance of, our services and our brand;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business conditions in the markets in which we operate;

•	relevant government policies and regulations relating to our corporate structure, business and industry; and

•	assumptions underlying or related to any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million if the over-allotment option is not exercised, and US$             million if the over-allotment option is exercised, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

We anticipate using the net proceeds of this offering for the following purposes:

•	[financing potential strategic acquisitions and launch of new schools in China];

•	[marketing and brand promotion];

•	[upgrading our information technology systems and promote online platforms]; and

•	the remaining amount to fund [working capital and for other general corporate purposes].

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our VIE and its subsidiaries only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risk Factors Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no intention to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

CAPITALIZATION

The following table sets forth our total capitalization as of December 31, 2016:

•	on an actual basis; and

•	on a pro forma basis to reflect the automatic conversion of 11,917,880 Series A preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of 11,917,880 Series A preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the issuance and sale of ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$ per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

You should read this table together with our consolidated financial statements, the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

			As of December 31, 2016
	Actual		Pro Forma		Pro Forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity
Equity interest with preferential feature	120,000	17,284

Shareholders’ deficit
Paid-in capital	30,500	4,393

Additional paid-in capital	214,598	30,909

Accumulated deficit	(282,300)	(40,660)

Total Puxin Education shareholders’ deficit	(37,202)	(5,358)

Non-controlling interest	(102)	(15)

Total Shareholders’ deficit	(37,304)	(5,373)

Total mezzanine equity and equity	82,696	11,911

(1)	Pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulative deficit, accumulative other comprehensive loss, total shareholder’s equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million.

EXCHANGE RATE INFORMATION

We conduct substantially all of our operations in China. All of our revenue, costs and expenses are denominated in Renminbi. This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate of RMB6.9430 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On February 2, 2018, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2984 to US$1.00.

The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
August	6.5888	6.6670	6.7272	6.5888
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February (through February 2)	6.2984	6.2977	6.2984	6.2969

Source: Federal Reserve Statistical Release

Notes:

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the assumed initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value was approximately US$             million, or US$             per ordinary share and US$             per ADS as of December 31, 2016. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, intangible assets and goodwill. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2016, other than to give effect to our sale of the ADSs offered in this offering, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2016 would have been US$             million, or US$             per outstanding ordinary share, and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Initial public offering price per ordinary share	US$	US$
Net tangible book value	US$	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	US$
Pro forma net tangible book value per ordinary share as adjusted after giving effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes according to the pro forma as adjusted basis described above as of December 31, 2016, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting estimated underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholder					US$	US$
New investors					US$	US$

Total

(1)	Assumes an initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price.

A US$1.00 increase (decrease) in the assumed public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by US$             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options and no vesting of any share awards as of December 31, 2016. As of December 31, 2016, there were              ordinary shares issuable upon the exercise of outstanding share options granted to the eligible persons at a weighted average exercise price of US$             per ordinary share and              ordinary shares issuable upon the vesting of share awards granted to our eligible persons at a weighted average price of US$             . See “Management—Share Incentive Plans.” To the extent that any of these awards are exercised or vested, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed             , as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Walkers, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

Walkers has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court having jurisdiction over the defendant according to Cayman Islands conflict of law rules, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief, and (v) was not obtained in a manner, nor is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature.

Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

People’s Republic of China

Tian Yuan Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

Tian Yuan Law Firm has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the U.S. or Cayman Islands governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts or Cayman Islands courts.

CORPORATE HISTORY AND STRUCTURE

Our History

We are an exempted company with limited liability incorporated in the Cayman Islands. In September 2014, Puxin Education Technology Group Co., Ltd. (formerly known as Beijing Puxin Education Technology Co., Ltd.), or Puxin Education, was incorporated in Beijing, China. We operate our business through Puxin Education in China.

Beginning in March 2017, we underwent a restructuring in contemplation of this offering. In particular:

•	Incorporation of the listing entity. In March 2017, we incorporated Puxin Limited under the laws of the Cayman Islands as our proposed listing entity in the Cayman Islands.

•	Incorporation of Hong Kong and PRC subsidiaries. In April 2017, we established a wholly-owned subsidiary in Hong Kong, Prepshine Holdings Co., Limited, or Prepshine Holdings, to be our intermediate holding company and to facilitate our initial public offering in the United States. In January 2018, we also established a wholly-owned subsidiary in China, Purong (Beijing) Information Technology Co., Ltd., or Purong Beijing, through which we obtained control over Puxin Education based on a series of contractual arrangements entered into on February 5, 2018.

•	Contractual arrangements. Due to PRC legal restrictions on foreign ownership in education services, we carry out our business in China through Puxin Education and its subsidiaries. In February 2018, we, through our PRC subsidiary, Purong Beijing, entered into a series of contractual arrangements with (i) Puxin Education and its subsidiaries, and (ii) the shareholders of Puxin Education, to obtain effective control of our VIE.

Subsequent to the establishment of Puxin Education, we acquired and established a number of entities to grow our business. See “—Our Corporate Structure.” From 2015 to 2017, the total number of our learning centers increased from 99 as of December 31, 2015 to 231 as of December 31, 2016, and further increased to 400 as of December 31, 2017.

Our Corporate Structure

The following diagram illustrates our corporate structure immediately following the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

(1)	Mr. Liang Gao, Mr. Gang Li, Mr. Yun Xiao, Tianjin Puxian Education and Technology Limited Partnership and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership hold a 5.698%, 3.419%, 1.140%, 18.233% and 7.267% equity interest in Puxin Education, respectively.

The following table presents information about Beijing Meitong Education Consulting Co., Ltd. Shanghai Global Career Education & Technology Holdings Limited, ZMN International Education Consulting (Beijing) Co., Ltd. and other 39 directly and wholly-owned subsidiaries of Puxin Education.

Name of Wholly-owned Subsidiary		Time of Acquisition* or Establishment	Brand Name
1	Beijing Meitong Education Consulting Co., Ltd.	Established in July 2015	Meitong
2	Shanghai Global Career Education & Technology Holdings Limited	Acquired in August 2017	Global Education
3	ZMN International Education Consulting (Beijing) Co., Ltd.(1)	Acquired in July 2017	ZMN Education

Name of Wholly-owned Subsidiary		Time of Acquisition* or Establishment	Brand Name
4	Beijing Shangxin Education Technology Co., Ltd.	Established in September 2014	Shangxin Beijing Hope Beijing Quakers Education
5	Taiyuan Puxin Culture and Arts Co., Ltd.	Acquired in April 2015	Taiyuan Fubusi
6	Guangzhou Yingxun Lixiang Education Information Consulting Co., Ltd.	Acquired in May 2015	Guangzhou Lixiang Guangzhou Yingxun
7	Beijing Meikaida Education Technology Co., Ltd.	Established in June 2015	—
8	Taiyuan Puxin Culture Communication Co., Ltd.	Acquired in June 2015	Taiyuan Mercan Education
9	Tianjin Xinsiyuan Culture Communication Co., Ltd.	Acquired in June 2015	Tianjin Shengjia
10	Beijing Puda Education Technology Co., Ltd.	Established in August 2015	—
11	Dalian Puxin Education Technology Co., Ltd.	Acquired in August 2015	Dalian Oriental Magic Arts
12	Shenyang Meitong Education Information Consulting Co., Ltd.	Acquired in August 2015	Shenyang Oriental Magic Arts Shenyang Being
13	Beijing Pule Education Technology Co., Ltd.	Established in September 2015	—
14	Jinan Puxin Education Technology Co., Ltd.	Acquired in October 2015	Jinan Daozhen
15	Beijing Ruibao Tongqu Education Consulting Co., Ltd.	Acquired in November 2015	Beijing Ruibao
16	Guizhou Puxintian Education Technology Co., Ltd.	Acquired in November 2015	Guiyang Tiantian
17	Lighthouse Education Technology Co., Ltd.	Acquired in November 2015	Lighthouse Beijing
18	Beijing Jiameixin Education Consulting Co., Ltd.	Acquired in December 2015	Beijing YESSAT
19	Jinan Pude Education Technology Co., Ltd.	Acquired in December 2015	Jinan Delin
20	Jinan Qifa Education Consulting Co., Ltd.	Acquired in January 2016	Jinan Qiru
21	Nanjing Diyu Investment Management Co., Ltd.	Acquired in January 2016	Nanjing Innovation
22	Shaoxing Puxin Education Consulting Co., Ltd.	Acquired in January 2016	Shaoxing Lingxian
23	Yunnan Pude Education Information Consulting Co., Ltd.	Established in January 2016	—
24	Ningbo Puxin Education Technology Co., Ltd.	Acquired in February 2016	Ningbo Wei’en
25	Chengdu Qidi Wanjuan Education Consulting Co., Ltd.	Acquired in March 2016	Chengdu Shucai
26	Nanjing Dreams & Stars Information Consulting Co., Ltd.	Acquired in March 2016	Nanjing Zhumengtang
27	Tianjin Puxing Education Technology Co., Ltd.	Established in March 2016	—

Name of Wholly-owned Subsidiary		Time of Acquisition* or Establishment	Brand Name
28	Shenzhen Davis Information Consulting Co., Ltd.	Acquired in April 2016	Shenzhen Daiweisi
29	Shanghai Pukuan Education Technology Co., Ltd.(2)	Acquired in May 2016	Shanghai Xinkebiao
30	Luoyang Pucai Education Technology Co., Ltd.	Acquired in July 2016	Luoyang Caihong
31	Beijing Pule Travel Co., Ltd.	Established in August 2016	—
32	Dalian Pude Education Consulting Co., Ltd.	Acquired in November 2016	Dalian Tongfang
33	Xi’an Shanghe Culture Development Co., Ltd.	Acquired in November 2016	Xi’an Yangjian
34	Luzhou Puxin Culture Communication Co., Ltd.	Acquired in December 2016	Luzhou Hanlin
35	Beijing Xuezong Tianxia Education Technology Co., Ltd.	Acquired in January 2017	Beijing Puxing
36	Shenyang Puxin Yingcai Education Consulting Co., Ltd.	Established in February 2017	Shenyang Yingcai
37	Chongqing Puxin Technology Co., Ltd.(3)	Acquired in April 2017	Chongqing Wuyou
38	Shenyang Pude Education Technology Co., Ltd.	Acquired in May 2017	Shenyang Zhongying Yulong
39	Jilin Puxin Education Technology Co., Ltd.	Acquired in June 2017	Jilin Shiji Dongfang
40	Yancheng Tiantian Xiangshang Education Training Co., Ltd.(4)	Acquired in June 2017	Yancheng Tiantian Xiangshang
41	Fuzhou Pude Education Technology Co., Ltd.	Acquired in July 2017	Fuzhou Xueyoufang
42	Hangzhou Puxin Technology Co., Ltd.(5)	Acquired in September 2017	Hangzhou Feiyue Hangzhou Yulan

*	Time of acquisition refers to the time when we obtained effective control over the operations and management of the entities acquired.
(1)	Puxin Education is in the process of being registered with local government authorities as shareholder of ZMN International Education Consulting (Beijing) Co., Ltd.
(2)	Puxin Education is in the process of being registered with local government authorities as shareholder of Shanghai Pukuan Education Technology Co., Ltd.
(3)	Puxin Education is in the process of being registered with local government authorities as shareholder of Chongqing Puxin Technology Co., Ltd.
(4)	Puxin Education is in the process of being registered with local government authorities as shareholder of Yancheng Tiantian Xiangshang Education Training Co., Ltd.
(5)	Puxin Education is in the process of being registered with local government authorities as shareholder of Hangzhou Puxin Technology Co., Ltd.

Contractual Arrangements with Puxin Education

PRC laws and regulations place certain restrictions on foreign investment in and ownership of private education businesses. We conduct our operations in the PRC principally through our VIE, namely Puxin Education, and its subsidiaries. We have effective control over our VIE and its subsidiaries through a series of contractual arrangements among our wholly-owned PRC subsidiary Purong Beijing, our VIE and its shareholders.

The contractual arrangements, as described in more detail below, collectively allow us to:

•	exercise effective control over each of our VIE and its subsidiaries;

•	receive substantially all of the economic benefits of our VIE and its subsidiaries; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIE and its subsidiaries when and to the extent permitted by PRC laws.

As a result of these contractual arrangements, we are the primary beneficiary of our VIE and its subsidiaries, and, therefore, have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Below is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary Purong Beijing, our VIE and its shareholders.

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among Purong Beijing, our VIE and the shareholders of our VIE, Purong Beijing has the exclusive right to provide or designate any third party to provide, among other things, education management consultancy services, permission of intellectual property rights, technological support and business support to our VIE and its subsidiaries. In exchange, our VIE and its subsidiaries pay service fees to Purong Beijing in an amount at Purong Beijing’s discretion. Without the prior written consent of Purong Beijing, our VIE and its subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third party. Purong Beijing owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement was entered into on February 5, 2018 and became effective on February 5, 2018 and will remain effective unless unanimously agreed by the parties concerned or unilaterally terminated by Purong Beijing with a written notice. Unless otherwise required by applicable PRC laws, our VIE and its shareholders do not have any right to terminate the exclusive service agreement.

Exclusive Call Option Agreement

Under the exclusive call option agreement among Purong Beijing, our VIE and its shareholders, each of the shareholders of our VIE irrevocably granted Purong Beijing a right to purchase, or designate a third party to purchase, all or any part of their equity interests in our VIE at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at Purong Beijing’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of our VIE shall promptly give all considerations they received from the exercise of the options to Puxin Education, Purong Beijing or a designated third party of Purong Beijing. Without Purong Beijing’s prior written consent, our VIE and its shareholders shall not enter into any major contract or transfer any equity of our VIE. Without Purong Beijing’s prior written consent, our VIE and its shareholders shall not sell, transfer, license or otherwise dispose of any of our VIE’s assets or allow any encumbrance of any assets, except for the disposal or the encumbrances of the assets that are treated as necessary for their daily business operations with the value of the assets involved in a single transaction not exceeding RMB100,000. Our VIE shall not be dissolved or liquidated without the written consent by Purong Beijing. This agreement was entered into on February 5, 2018 and became effective on February 5, 2018 and shall remain in effect upon expiry or early termination of this agreement.

Equity Pledge Agreement

Under the equity interest pledge agreement among Purong Beijing, our VIE and its shareholders, our VIE’s shareholders pledged all of their equity of our VIE to Purong Beijing as security for performance of the obligations of our VIE and its shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the loan agreement. If any of the specified events of default occurs, Purong Beijing may exercise the right to enforce the pledge immediately. Purong Beijing may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. The equity pledge agreement is binding on our VIE’s shareholders and their successors. The equity pledge agreement became effective on February 5, 2018 and the pledge under the equity pledge agreement became effective on February 5, 2018 and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the loan agreement.

Powers of Attorney

Pursuant to the powers of attorney executed by our VIE and our VIE’s shareholders, each of them irrevocably authorized Purong Beijing to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest and sponsor interest held by each of them in our VIE or its subsidiaries, including but not limited to proposing to convene or attend shareholder meetings, board meetings or council meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders or sponsors (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity or the sponsor interest held in part or in whole).

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of our VIE, the signing spouses confirm and agree to the execution of the exclusive call option agreement, the exclusive management services and business cooperation agreement, the powers of attorney and the equity pledge agreement described above by the applicable shareholders. They further undertake not to hinder the disposal of the equity and not to make any assertions in connection with the equity of our VIE held by the applicable shareholders, and confirm that the applicable shareholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable shareholder agrees and undertakes that if he/she obtains any equity of our VIE held by the applicable shareholders for any reasons, he/she would be bound by the transaction documents described above.

Letters of Commitment

Pursuant to the letters of commitment executed by the partners of Tianjin Puxian Education and Technology Limited Partnership, or Tianjin Puxian, and Ningbo Meishan Bonded Port Area Zhimei Phase V Equity Investment Limited Partnership, or Ningbo Zhimei, which are the shareholders of our VIE, all the partners of Tianjin Puxian and Ningbo Zhimei irrecoverably promise that they will not pledge, sell or dispose of the partnership interest in Tianjin Puxian and Ningbo Zhimei held by them, grant a security interest or a priority right in such partnership interest to any third party or enter into any transactions with the same economic results that may affect the priority of the equity pledge and the stable implementation of structural contracts, including the exclusive call option agreement, the exclusive management service and business cooperation agreement, the equity pledge agreement, the powers of attorney and the loan agreement.

Loan Agreement

Pursuant to the loan agreement among Purong Beijng and Ningbo Zhimei, Purong Beijing has granted an interest-free loan to Ningbo Zhimei, the shareholder of our VIE, which may only be used for the purpose of acquiring its equity interests in the VIE. Purong Beijing may require acceleration of repayment at its absolute discretion. When Ningbo Zhimei makes early repayment of the outstanding amount, Purong Beijing or a third party designated by it may purchase the equity interests held by Ningbo Zhimei in our VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. Ningbo Zhimei undertakes not to enter into any prohibited transactions in relation to our VIE, including the transfer of any business, material assets or equity interests in our VIE to any third party.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among Purong Beijing, Puxin Education and its shareholders are valid, binding and enforceable under current PRC law.

However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Risk Factors—Risk Factors Related to Our Corporate Structure.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

We present below our selected consolidated financial data for the period indicated. The following selected consolidated statement of operations data for the year ended December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2016 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

Consolidated Statement of Operations Data

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net revenues	439,181	63,255
Cost of revenues	257,995	37,159

Gross profit	181,186	26,096

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB991)	123,370	17,769
General and administrative expenses (including share-based compensation expenses of RMB50,272)	185,496	26,717

Total	308,866	44,486

Operating loss	(127,680)	(18,390)

Interest income	464	67
Loss before income taxes	(127,216)	(18,323)
Income tax expenses	388	56

Net loss	(127,604)	(18,379)

Less: Net loss contributable to noncontrolling interest	(48)	(7)
Net loss attributable to equity shareholders of Puxin Education Technology Group Co., Ltd.	(127,556)	(18,372)

Consolidated Balance Sheet Data

	As of December 31,
	2016
	RMB	US$
	(in thousands)
Current assets
Cash and cash equivalents	100,109	14,419
Prepaid expenses and other current assets	36,262	5,223
Amounts due from a related party	9	1
Total current assets	136,380	19,643

Non-current assets
Restricted cash	5,409	779
Property, plant and equipment, net	33,723	4,857
Intangible assets	55,167	7,946
Goodwill	346,972	49,974
Deferred tax assets	637	92
Rental deposit	15,829	2,280
Total non-current assets	457,737	65,928

Total assets	594,117	85,571

Accrued expenses and other current liabilities	173,395	24,975
Income taxes payable	2,925	421
Deferred revenue	318,319	45,847
Amounts due to related parties	3,048	439
Deferred tax liabilities	13,734	1,978
Total liabilities	511,421	73,660

Total mezzanine equity	120,000	17,284

Total shareholders’ deficit	(37,202)	(5,358)

Non-controlling interests	(102)	(15)

Total deficit	(37,304)	(5,373)

Total liabilities, mezzanine equity and total shareholders’ deficit	594,117	85,571

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss, which excludes depreciation, amortization, interest expenses and income tax expenses, before share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net loss	(127,604)	(18,379)
Add:
Income tax expenses	388	56
Depreciation of property, plant and equipment	3,735	538
Amortization of intangible assets	10,158	1,463
EBITDA	(113,323)	(16,322)
Add:
Share-based compensation expenses	51,263	7,383

Adjusted EBITDA	(62,060)	(8,939)

Adjusted net loss represents net loss before share-based compensation expenses. The tables below set forth a reconciliation of our net loss to adjusted net loss for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net loss	(127,604)	(18,379)
Add:
Share-based compensation expenses	51,263	7,383

Adjusted net loss	(76,341)	(10,996)

Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the Year Ended December 31,
	2016	2017
Student enrollments(1)
K-12 tutoring services	451,353	1,238,070
Study-abroad tutoring services	3,592	37,653
Number of learning centers(2)	231	400
K-12 group class student retention rate(3)	65.1%	70.1%
K-12 course withdrawal rate(5)	4.7%	4.7%

(1)	Refers to the cumulative total number of courses registered and paid for by our students during a given period of time; if one student enrolls in multiple courses, it will be counted as multiple student enrollments.
(2)	Refers to the total number of locations of our premises providing educational services.
(3)	Refers to the number of students who continue to enroll in K-12 tutoring group class courses (excluding promotional programs) at our schools operating under our management for over 12 months after completing a K-12 tutoring group class course in a particular period as a percentage of the total number of students who complete K-12 tutoring group class courses during the same period.
(4)	Refers to the number of students withdrawing from a K-12 course as a percentage of the total number of students enrolled in that course at the beginning.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a successful consolidator of the after-school education industry in China. We have strong acquisition and integration capabilities to effectively improve the education quality and operational performance of acquired schools. Through acquisitions and organic growth, we have grown rapidly and became the third largest after-school education service provider in China in 2017 in terms of student enrollments, according to the Frost & Sullivan report. Since our inception, we have acquired 48 schools and built a nationwide network of 400 learning centers across 35 cities in China as of December 31, 2017. Our total student enrollments increased 180.4% to 1,275,723 in 2017 from 454,945 in 2016, representing the fastest growth among major after-school education service providers in China, according to the Frost & Sullivan report.

We offer a full spectrum of K-12 tutoring and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other global destinations. In addition to classroom-based tutoring, we have also developed online and mobile applications to increase students’ after-class exposure to our services and enhance their learning experience.

Major Factors Affecting Our Results of Operations

We operate in China’s after-school education market, and our results of operations and financial condition are significantly affected by general factors driving this market. China’s rapid economic growth and higher per capita disposable income have led to both increased spending on after-school education services and intensified competition for high-quality education resources.

Furthermore, we expect to benefit from the positive effect of China’s new population policies. In recent years, China has relaxed its “One-Child Policy.” Starting from 2015, each family is allowed to have two children. We believe in coming years this change in policy will drive the growth of K-12 student population and in turn the demand for after-school education services.

We are also affected by the regulatory environment governing the PRC after-school education industry, including the qualification and licensing requirements for entities providing education services.

In addition to general economic conditions and industry factors, we believe the following company-specific factors have had, and will continue to have, a significant impact on our results of operations.

Number of Student Enrollments

Our revenues primarily consist of tuition from students enrolled in our courses and consulting programs, which is directly driven by the increase in student enrollments. In 2016, our total student enrollments was 454,945. Our growth in student enrollments is directly affected by our ability to recruit new students and retain our current students.

Our ability to attract new students is largely dependent on our reputation and brand recognition and the varieties of our courses and service offerings. Our reputation and brand recognition were primarily driven by the proven academic performance of our students and the high-quality of our teaching faculty. Besides, we have expanded our service offerings to a full spectrum of after-school education services to students of all age groups in various class formats since establishment. Currently, our course and service offerings cover all core subjects in China’s school curricula at each grade level of the K-12 system, as well as certain extra-curricular courses, such as painting and calligraphy. We initially offered group class tutoring services and personalized tutoring services in May 2015 and began offering online courses in August 2017. We started study-abroad test preparation courses and study-abroad consulting services in July 2015 and September 2015, respectively. By acquiring Global Education in August 2017, we have further expanded our course and service offerings and strengthened our brand recognition.

In addition, a high K-12 group class student retention rate has also contributed to our total student enrollment growth. In 2016, the K-12 group class student retention rate of our schools operating under our management for over 12 months reached 65.1%, as a result of our high-quality services and the high satisfaction rate of our current students and their parents. Besides, our expansion of courses and service offerings also allows us to conduct cross-selling, improve student stickiness to realize synergies across business lines and maximize student lifetime value for our long-term growth.

We expect our student enrollments will continue to grow and our net revenues will continue to grow. We believe that the after-school education market is less sensitive to changes in economic conditions, and we therefore do not expect the changes in macro-economic conditions to have any immediate significant impact on our business.

Network of Learning Centers

Our ability to expand our network of learning centers is one of the most important factors affecting our results of operations. The table below shows the number of our learning centers in operation throughout the period indicated and the number of our newly acquired centers during each period.

	For the Year Ended December 31,
	2016	2017
Learning centers at the beginning of the period	99	231
Newly acquired learning centers during the period	119	155
Newly constructed learning centers during the period	33	46
Closed or suspended learning centers during the period	(20)	(32)

Learning centers at the end of the period	231	400

We have expanded our network primarily through acquisitions. This approach enables us to acquire large student base in a new market with lower customer acquisition and marketing costs by leveraging the well-established reputation of the acquired schools in local markets. We plan to continue to grow our network of learning centers primarily through acquisitions, which will enable us to enlarge our nationwide coverage, penetrate target markets where we do not have presence currently and enhance our market position where we already operate in.

Pricing

Our revenues and profitability are directly affected by the pricing for our services. For K-12 tutoring and study-abroad test preparation courses, we typically charge students tuition based on the hourly rate of the student’s course type and the total number of class hours the student takes. We set hourly rates for our courses based on a number of factors, including class size, course type, customer segmentation, geographic location of the course offered and our competitors’ fee rates for similar offerings. For study-abroad consulting services, we charge students fees based on the overall services we provide to them, such as preparing application materials based on their target schools and universities, making study plans and preparing visa applications.

In addition to courses we offer at our regular prices, we also offer promotional K-12 tutoring programs to attract new students primarily during the summer and winter breaks, as well as the Labor Day and National Day holidays in China. The prices for such promotional programs are usually at a substantial discount of our regular tuition fees. As a result, the profit margin of our promotional tutoring programs is lower than our regular tutoring programs, and the mix of our regular tutoring programs and promotional tutoring programs affects our profitability.

For each acquired school, we usually continue to follow its tuition fee standards prior to our acquisition to maintain the stable student retention and operations of the school. We may adjust the tuition fees for new contracts when the acquired school’s product and service quality has been improved. The tuition fee levels of our schools remained relatively stable in 2016 and 2017. In the long run, we seek to gradually increase our tuition fee level without compromising our student enrollments.

Our Ability to Control Costs and Improve Our Operating Efficiency

Our profitability depends significantly on our ability to control our costs and improve our operating efficiency.

Our cost of revenues consists primarily of teaching staff costs, rental and facility maintenance expenses for our learning centers. Teaching staff costs depend on the number of our teaching staff and their level of compensation. We offer attractive compensation to our teachers to attract and retain the best teaching talent. The number of our full-time teachers and consultants increased from 1,914 as of December 31, 2016 to 4,388 as of December 31, 2017, in line with our efforts to enhance our teaching quality, the growth of student enrollments and the expansion of our network and course offerings. We are able to improve our operating efficiency and operating leverage through increased classroom utilization and increased number of courses that each teacher instructs, which allows us to increase our gross margin.

Our operating expenses consist of sales and marketing expenses, and general and administrative expenses. Historically, we have incurred relatively low sales and marketing expenses primarily because we expanded student base through acquisitions of schools and relied on word-of-mouth referrals to recruit new students.

Going forward, we expect that our total costs and expenses will increase in line with the expansion of our network and education service offerings and additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenues, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. Our limited operating history makes it difficult to predict our future operating results. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2016
	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	63,255	100.0
Cost of revenues	257,995	37,159	58.7

Gross profit	181,186	26,096	41.3

Operating expenses	308,866	44,486	70.3

Selling expenses(1)	123,370	17,769	28.1
General and administrative expenses(2)	185,496	26,717	42.2

Operating loss	(127,680)	(18,390)	(29.1)

Interest income	464	67	0.1
Loss before income taxes	(127,216)	(18,323)	(29.0)
Income tax expenses	388	56	0.1

Net loss	(127,604)	(18,379)	(29.1)

(1)	Includes share-based compensation expenses of RMB991,000
(2)	Includes share-based compensation expenses of RMB50,272,000

Net Revenues

Our net revenues primarily consist of revenues generated from (i) K-12 tutoring services, and (ii) study-abroad tutoring services, consisting of study-abroad test preparation services and study-abroad consulting services. In 2016, we derived substantially all of our net revenues from tuition that we charge our students for these services.

In 2016, we generated net revenues of RMB439.2 million (US$63.3 million). The following table sets forth the breakdown of our total net revenues, both in absolute amounts and as a percentage of total net revenues, for the period indicated.

	For the Year Ended December 31,
	2016
	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
K-12 tutoring services	370,712	53,394	84.4
Study-abroad tutoring services(1)	68,469	9,861	15.6

Total net revenues	439,181	63,255	100.0

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

K-12 Tutoring Services

In 2016, our net revenues from K-12 tutoring services were RMB370.7 million (US$53.4 million), representing 84.4% of our total net revenues. We typically collect tuition from students in advance for the classes that they purchase and recorded the tuition initially as deferred revenues. We recognize tuition as revenues proportionally as the tutoring services are delivered.

For group class courses, we offer tuition refunds to the students who withdraw from the course after attending the first few classes. For personalized tutoring courses, we offer refunds for undelivered classes to students who withdraw from the courses at any time. Historically, we did not experience material refunds for our K-12 tutoring services. Refunds are deducted from deferred revenues and have no material impact on recognized revenues.

Study-abroad Tutoring Services

Our study-abroad tutoring services consist of study-abroad test preparation services and study-abroad consulting services. In 2016, our net revenues from study-abroad tutoring services were RMB68.5 million (US$9.9 million), representing 15.6% of our total net revenues.

We collect tuition from students in advance for the study-abroad test preparation classes that they purchase and initially recorded the tuition as deferred revenues. We recognize tuition as revenue proportionally as the tutoring services are delivered. Our refund policies for study-abroad test preparation services are generally same as those for K-12 tutoring services. Historically, we did not experience material refunds for our study-abroad tutoring services. Refunds are deducted from deferred revenues and have no material impact on recognized revenues.

We charge each student consulting fees in advance based on the scope of study-abroad consulting services requested by the student and recognize such consulting fees as revenue when the consulting services are delivered. Consistent with market practices, we offer refunds of the consulting fees, excluding a small portion to cover the costs in connection with the services we delivered, to the students who fail to gain any admission or obtain the relevant visa. Historically, we did not experience material refunds for our study-abroad consulting services. Refunds are deducted from deferred revenues and have no impact on recognized revenues.

Cost of Revenues

Our cost of revenues consists primarily of (i) teaching staff cost, primarily including salaries, bonuses, social insurance and benefits for our teaching staff, (ii) rental expenses for classroom, (iii) facility maintenance expenses for classroom, and (iv) course material expenses. Our cost of revenues accounted for 58.7% of our net revenues in 2016. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues, for the period indicated.

	For the Year Ended December 31,
	2016
	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	63,255	100.0

Cost of revenues:
Teaching staff cost	178,919	25,770	40.7
Rental expenses	53,663	7,729	12.2
Facility maintenance expenses	10,454	1,506	2.4
Others	14,959	2,154	3.4

Total cost of revenues	257,995	37,159	58.7

Teaching staff cost is the largest component of our cost of revenues. We rely on our teachers to deliver educational services. Our teachers consist of both full-time teachers and part-time teachers. Compensation and benefits of our full-time teachers consist primarily of base salary, teaching fees based on hourly rates, performance-linked bonuses, as well as social insurance and benefits. Compensation of our part-time teachers is comprised of teaching fees based on hourly rates and teaching hours.

The following table sets forth the breakdown of our cost of revenues by our business segments, both in absolute amounts and as a percentage of total net revenues, for the period indicated.

	For the Year Ended December 31,
	2016
	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	63,255	100.0

Cost of revenues:
K-12 tutoring services	217,797	31,369	49.6
Study-abroad tutoring services(1)	40,198	5,790	9.1

Total cost of revenues	257,995	37,159	58.7

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

We anticipate that our total cost of revenues will continue to increase as we continue to acquire schools to expand our network and hire additional teachers.

Gross Profit

As a result of the foregoing, our gross profit was RMB181.2 million (US$26.1 million) and our gross margin was 41.3% in 2016. The following table sets forth the breakdown of our gross profit by our business segments for the period indicated.

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
K-12 tutoring services	152,915	22,024
Study-abroad tutoring services(1)	28,271	4,072

Gross profit	181,186	26,096

(1)	Consists of study-abroad test preparation services and study-abroad consulting services.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of total net revenues, for the period indicated.

	For the Year Ended December 31,
	2016
	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	439,181	63,255	100.0

Operating expenses:
Selling expenses(1)	123,370	17,769	28.1
General and administrative expenses(2)	185,496	26,717	42.2

Total operating expenses	308,866	44,486	70.3

(1)	Includes share-based compensation expenses of RMB991,000
(2)	Includes share-based compensation expenses of RMB50,272,000

Selling Expenses

Selling expenses consist primarily of (i) salaries, performance-based bonuses and employee benefits for our sales and marketing personnel, (ii) office rental and general expenses associated with the sales and marketing of our business, (iii) advertising and promotion expenses, and (iv) traveling and communication expenses associated with the sales and marketing. We expect that our selling expenses will continue to increase as we further expand into new geographic locations and enhance our brand recognition.

General and Administrative Expenses

General and administrative expenses consist primarily of (i) salaries, employee benefits and other headcount-related expenses associated with the administration of our business, (ii) office rental and others, (iii) professional service fees, (iv) depreciation and amortization expenses associated with the office space used in our general and administrative activities, and (v) traveling and communication expenses associated with office and administrative functions. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company, including costs to enhance our internal controls.

Our operating expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Prepshine Holdings Co., Limited, or Prepshine Holdings, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our wholly-owned Hong Kong subsidiaries during the period indicated. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries and consolidated VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to business tax before May 2016. Since May 2016, VAT was phased in to replace the business tax that was previously applicable to the services we provide. We are subject to VAT at a rate of 6% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, some of our subsidiaries in China that participated in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Prepshine Holdings. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Prepshine Holdings may be able to benefit from the 5% withholding tax rate for the dividends it receives from Purong Beijing, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors—Risk Factors Related to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of December 31, 2016 and for the year ended December 31, 2016, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies as of December 31, 2016. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We do not believe that this material weakness or the other control deficiencies had a significant impact on our financial reporting. To remedy the identified material weakness and the other control deficiencies, we have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls over our information systems. We intend to remediate this material weakness and the other control deficiencies in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measure, however, may not fully address the material weaknesses and the other control deficiencies identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See “Risk Factors—Risk Factors Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We provide K-12 tutoring services, study-abroad test preparation services and study-abroad consulting services to students. We recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been performed and received by the customer, (iii) the amount of fees from the customer is fixed or determinable, and (iv) collectability is reasonably assured.

Our revenue represents amounts receivable for services provided in the normal course of our business, net of discounts and sales-related tax. The primary sources of our revenues are as follows:

K-12 Tutoring Services

We provide various types of after-school tutoring services to help students ranging from ages three to 18 to improve their academic performance and enroll in their desired schools and universities. The after-school tutoring services primarily consist of after-school group class courses and personalized tutoring courses. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Such deferred revenue is recognized as revenue proportionally as the tutoring sessions are delivered.

Study-abroad Test Preparation Services

We provide study-abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs primarily in English-speaking countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered.

Study-abroad Consulting Services

We provide study-abroad consulting services to offer quality advisory guidance for students who intend to study abroad. We charge each student upfront prepaid consulting service fees based on the scope of consulting services requested by the student and recognize revenue as the services are delivered.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair value as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets, goodwill and warrants granted to the shareholders of the entities acquired as acquisition consideration, we used valuation techniques such as discounted cash flow analysis, ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

We test goodwill for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Based on the results of our annual goodwill impairment tests, as of testing date, no impairment was identified for all the periods presented.

Acquired intangible assets other than goodwill consist of student base, which are carried at cost, less accumulated amortization and impairment. The amortization period for student base is 2.5 to 7.0 years.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees to determine the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Class of Shares	Fair Value per Share	DLOM	Discount Rate	Purpose of Valuation
		(RMB)
March 31, 2016	Ordinary shares	3.881	20%	16.0%	To determine the fair value of share option grant
June 30, 2016	Ordinary shares	4.037	20%	16.0%	To determine the fair value of share option grant
September 30, 2016	Ordinary shares	4.443	15%	16.0%	To determine the fair value of share option grant
December 31, 2016	Ordinary shares	4.629	15%	16.0%	To determine the fair value of share option grant

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The option-pricing method was used to allocate our equity value to preferred shares or other senior securities and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. This method treats ordinary shares and preferred shares or other senior securities as call options on the equity value, with exercise prices based on their respective payoffs upon a liquidity event.

In determining our equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The major assumptions used in calculating the fair value of our equity include:

•	Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•	Comparable Companies. In deriving the weighted average cost of capital used as the discount rate under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) Chinese companies operate in the education service industry and (ii) their shares are publicly traded in the United States and Hong Kong.

•	Discount for Lack of Marketability, or DLOM. We applied DLOM to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The increase in the fair value of our ordinary shares from RMB3.881 per share as of March 31, 2016 to RMB4.037 per share as of June 30, 2016, RMB4.443 per share as of September 30, 2016 and RMB4.629 per share as of December 31, 2016 was primarily attributable to our strategic acquisitions and continuous organic growth of our business.

Share-based Compensation

We measure the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, we recognize the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

The following table sets forth certain information regarding the share options granted to our employees at different dates in 2015 and 2016:

Grant Date	Number of Options Granted	Weighted Average Exercise Price per Option	Weighted Average Fair Value per Option at the Grant Dates	Intrinsic Value per Option at the Grant Dates	Type of Valuation
		(RMB)	(RMB)	(RMB)
March 1, 2015	7,050,000	0.040	0.834	0.832	Retrospective
June 30, 2015	52,200,000	0.040	0.835	0.835	Retrospective
September 30, 2015	12,600,000	0.044	2.115	2.113	Retrospective
December 31, 2015	35,400,000	0.043	2.273	2.273	Retrospective
March 31, 2016	4,900,000	0.050	3.833	3.831	Retrospective
June 30, 2016	2,950,000	0.084	3.955	3.953	Retrospective
September 30, 2016	3,045,500	0.096	4.351	4.347	Retrospective
December 31, 2016	4,509,000	0.100	4.532	4.529	Retrospective

The valuation was performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, the financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

In determining the value of share options, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying shares for the contractual term of the options are required in order to determine the fair value of our options.

The fair value of an option award is estimated on the date of grant using the binomial option pricing model that uses the following assumptions:

	Grant Date
	2015	2016
Risk-free rate of interest(1)	2.37%-2.68%	1.94%-2.92%
Volatility(2)	48%-53%	47%
Dividend yield(3)	—	—
Exercise multiples(4)	2.2-2.8	2.2-2.8
Life of options (years)(5)	7.0	7.0

(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options, plus the country default spread of China.
(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.
(5)	Extracted from option agreements.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents net loss, which excludes depreciation, amortization, interest expenses and income tax expenses, before share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net loss	(127,604)	(18,379)
Add:
Income tax expenses	388	56
Depreciation of property, plant and equipment	3,735	538
Amortization of intangible assets	10,158	1,463
EBITDA	(113,323)	(16,322)
Add:
Share-based compensation expenses	51,263	7,383

Adjusted EBITDA	(62,060)	(8,939)

Adjusted net loss represents net loss before share-based compensation expenses. The tables below set forth a reconciliation of our net loss to adjusted net loss for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net loss	(127,604)	(18,379)
Add:
Share-based compensation expenses	51,263	7,383

Adjusted net loss	(76,341)	(10,996)

Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash generated from operating activities, and to a lesser extent, proceeds from the issuance of our convertible notes.

As of December 31, 2016, we had RMB100.1 million (US$14.4 million) in cash and cash equivalents, substantially all of which were held by our PRC subsidiaries, our VIE and its subsidiaries in China. Our cash and cash equivalents consist primarily of bank deposits which are primarily denominated in Renminbi. We believe that our current cash and cash equivalents and anticipated cash flow from operating and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months without considering the proceeds from this offering.

We incurred net loss of RMB127.6 million (US$18.4 million) in 2016. As of December 31, 2016, we had accumulated deficit of RMB282.3 million (US$40.7 million) and total shareholders’ deficit of RMB37.3 million (US$5.4 million). As of December 31, 2016, we had net current liability of RMB342.0 million (US$49.3 million), primarily due to our deferred revenue of RMB299.0 million (US$43.1 million). In addition, as of December 31, 2016, the consideration payable in connection with our business acquisitions was RMB93.6 million (US$13.5 million). We believe that our cash and anticipated cash flow from operating and financing activities will be sufficient to meet our anticipated cash needs for at least the next 12 months, including:

•	We had net cash generated from operating activities in 2016;

•	Pursuant to a convertible debt investment agreement dated June 15, 2017 among Jiangyin Huazhong Investment Management Co., Ltd., or Huazhong, Mr. Yunlong Sha and Puxin Education, Huazhong agreed to provide a credit facility in an amount up to RMB300 million (US$43.2 million) to Puxin Education. As of the date of this prospectus, Puxin Education has drawn down a principal amount of RMB190 million (US$27.4 million) under this credit facility;

•	In August and September 2017, Puxin Limited raised US$50 million and US$23 million through issuing notes to Haitong International Investment Holdings Limited and CICC ALPHA Eagle Investment Limited, respectively.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the period indicated:

	For the Year Ended December 31,
	2016
	RMB	US$
	(in thousands)
Net cash generated from operating activities	81,409	11,721
Net cash used in investing activities	(89,259)	(12,856)
Net cash generated from (used in) financing activities	70,000	10,082

Net increase in cash and cash equivalents, and restricted cash	62,150	8,947
Cash and cash equivalents, and restricted cash at beginning of the period	43,368	6,251

Cash and cash equivalents, and restricted cash at end of the period	105,518	15,198

Operating Activities

Net cash generated from operating activities amounted to RMB81.4 million (US$11.7 million) in 2016, which was primarily attributable to (i) an increase in deferred revenue of RMB107.5 million (US$15.5 million) as a result of the increased advance payments from our students in line with our growth of student enrollments, and (ii) an increase in accrued expenses and other current liabilities reflecting increased consideration payable for acquisitions and increased salaries and welfare payables, which were partially offset by the net loss of RMB127.6 million (US$18.4 million). This was positively adjusted for certain non-cash expense consisting primarily of the share-based compensation of RMB51.3 million (US$7.4 million).

Investing Activities

Net cash used in investing activities amounted to RMB89.3 million (US$12.9 million) in 2016, which was primarily attributable to (i) payments for the schools we acquired in 2016 in the amount of RMB68.2 million (US$9.8 million), and (ii) property refurbishment and purchase of teaching equipment in the amount of RMB21.1 million (US$3.0 million) to support our business growth.

Financing Activities

Net cash generated from financing activities in 2016 amounted to RMB70.0 million (US$10.1 million) in 2016, attributable to the proceeds from the capital injection by Shanghai Trustbridge Investment Management Co., Ltd.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with renovation of facilities, purchase of educational equipment and investment in IT infrastructures. Our capital expenditures were RMB21.1 million (US$3.0 million) in 2016.

Contractual Obligations

We lease certain offices and schools under non-cancelable operating leases that expire at various dates. In 2016, we incurred rental expenses for all operating leases amounted to RMB74.2 million (US$10.7 million). The following table sets forth our future minimum payments under non-cancelable operating leases related to offices and schools at December 31, 2016.

	Payment due by period
	Total	Less than 1 year	1 – 3 years	More than 3 years
	(RMB in millions)
Operating lease commitments(1)	272.9	86.3	133.1	53.5

(1)	Represents minimum payments under non-cancelable operating leases related to offices and schools.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Puxin Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries (Purong Beijing and Beijing Global Education & Technology Co., Ltd.), our consolidated VIE (Puxin Education) and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by our VIE to Purong Beijing. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC law, each of our PRC subsidiaries, our VIE and its subsidiaries which is not a private school is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, prior to the effectiveness of the Amended Private Education Law, at the end of each fiscal year, each of our private schools in China was required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. When our schools are registered as for-profit private schools pursuant to the Amended Private Education Law, each of such schools is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval or filing requirements. See “Risk Factors—Risk Factors Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, our VIE and its subsidiaries, which could harm our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIE when needed. Notwithstanding the forgoing, our PRC subsidiaries may use its own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIE or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Substantially all of our revenue and expenses are denominated in Renminbi, which is the functional currency of our subsidiaries, our VIE and its subsidiaries in the PRC. Therefore, we have limited exposure to foreign exchange risk for operational activity and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB6.9430 to US$1.00, the rate in effect as of December 30, 2016, to a rate of RMB             to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB6.9430 to US$1.00, the rate in effect as of December 30, 2016, to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2016 was an increase of 2.1%. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

Newly adopted accounting pronouncements

In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (1) limited partnerships and similar legal entities, (2) the evaluation of variable interests for fees paid to decision makers or service providers, (3) the effect of fee arrangements and related parties on the primary beneficiary determination, and (4) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. We have adopted the new standards in 2016, which did not have a material impact on the consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. We adopted the new standard in 2016, which did not have a material effect on the consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this ASU require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this ASU apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We adopted this guidance in 2016, retroactively. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (1) income tax consequences; (2) classification of awards as either equity or liabilities; (3) accruals of compensation costs based on the forfeitures; (4) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. We early adopted the amendments on a retrospective basis and restricted cash has been presented as part of cash and cash equivalents for the year ended December 31, 2016. As of December 31, 2016, restricted cash of RMB5,409 is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

Recent accounting pronouncements not yet adopted

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this ASU defer the effective date of ASU 2014-09, that the ASU should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09). We expect to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. We have substantially completed a review of the impacts of the new standard to our existing portfolio of customer contracts. We do not believe the adoption of ASU 2014-09 would have a material impact on the amount or timing of our K-12 tutoring services and study-abroad test preparation services revenues, but will be required to assess variable consideration included in our study-abroad consulting service contracts and make judgments and estimates throughout the applicable periods. Certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue. Based on our review, the adoption of this guidance will not have a material effect on our consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for our company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. We are in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by the Frost & Sullivan report in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

China’s After-school Education Market

Overview

China’s after-school education market for academic purposes is a large, growing and fragmented market, which consists of K-12 after-school tutoring, study-abroad tutoring and consulting sectors. According to the Frost & Sullivan report, the total revenue of China’s after-school education market has grown rapidly from RMB263.8 billion in 2012 to RMB483.4 billion in 2017, representing a compound annual growth rate, or CAGR, of 12.9%. This massive market size is expected to grow substantially to RMB804.9 billion in 2022, representing a CAGR of 10.7% from 2017 to 2022.

Different from schools and universities in the United States, where both academic grades and extracurricular activities have a comprehensive effect on admissions, schools and universities in China’s formal education system are primarily based on students’ academic performance. In addition, there is a gap between the huge number of students and the limited number of quality schools and universities. According to the Frost & Sullivan report, in 2017, there were 13.1 million high school graduates in China, among which 9.4 million attended Gaokao. Only 3.7 million students were admitted to universities and 1.2 million students were admitted to 1st-tier universities. The pressure of being admitted into a quality college extends down to high schools, middle schools, and even the lower grades of the K-12 education system. This generates demands for additional courses, such as English courses for children as young as three years old.

In addition, Chinese parents typically attach great importance to their children’s education. The diagram below compares China’s per capita private expenditure on education in 2016 as percentage of per capita annual expenditure, in comparison with that of the Unites States, United Kingdom, Japan and South Korea.

Comparison of Per Capita Private Expenditure on Education in 2016

Source: Frost & Sullivan report

While China has a lower absolute amount of per capita private expenditure on education of US$112.3 in 2016, compared to US$539.6 of the United States in 2016, its per capita private expenditure on education as percentage of per capita annual expenditure reached 4.2%, higher than 2.4% of the United States.

With growing pressure of quality education and high aspirations of better academic performance, an increasing number of parents choose after-school tutoring services to better prepare their children for entrance exams from the very beginning of K-12 education. According to the Frost & Sullivan report, after-school education has become the second largest category among all kinds of expenditures on academic education, after formal education, representing 41.7% of China’s household expenditure on education in 2016.

Facing the scarcity of education resources and fierce competition in entrance examinations in China, Chinese students see studying abroad as an alternative channel for better education and greater career opportunities. Furthermore, China’s ongoing involvement in globalization, Chinese families’ steadily growing disposable income and the emphasis for global vision contribute to the trend of studying abroad.

Currently, China’s after-school education market remains highly fragmented. According to the Frost & Sullivan report, the total revenue of K-12 after-school tutoring service market reached RMB465.3 billion in 2017, yet the top five players in K-12 after-school tutoring market only accounted for approximately 3.9% of the total revenue in 2017.

Growth Drivers of After-school Education Market

We believe the following drivers have contributed to, and are expected to continue to fuel the growth of China’s after-school education market:

China’s Steady Growth in GDP and Disposable Income

China’s nominal GDP of RMB82.7 trillion in 2017 represents a steady year on year growth rate of 11.2% and ranks second in the world. China’s disposable income per capita is expected to grow at a CAGR of 7.0% from 2017 to 2022, showing Chinese families’ potential growing purchasing power on after-school tutoring and overseas study.

Increased Number of Affluent Families

A significant rise in the number of affluent families drives the growth of China’s after-school education market. According to the Frost & Sullivan report, 13.2% of Chinese families had an annual income of above RMB250,000 in 2017 and such percentage is expected to reach 27.7% in 2022. Due to their stronger financial background and greater appreciation for quality education, most affluent families have stronger willingness to spend on after-school tutoring and send their children to study abroad.

Growing Household Expenditure on Education

Chinese families place great emphasis on children’s education. In concert with the constant growth of nominal GDP per capita and disposable income per capita, the total household expenditure on education in China experienced significant growth from RMB735.6 billion in 2012 to RMB1,114.3 billion in 2017 and is expected to reach RMB1,743.4 billion in 2022.

Rapid Urbanization

China’s rapid urbanization further supports growth in China’s after-school education market. Increasing number of people in urban areas compete for jobs, pushing up pressure in job hunting and career advancement. There is growing recognition that higher education and better academic performance may lead to better future career prospects and higher income, distinguishing one from his/her competitors. Thus, rapid urbanization serves as an important factor for the growing demand in China’s after-school education market.

Relaxation of the “One-Child Policy”

China implemented the “Two-Child Policy” in 2015 and officially lifted the “One-Child Policy,” which was implemented approximately 40 years before phasing out in the early 2010s. This policy stimulates China’s population growth, pushes number of newborn babies rising from 16.3 million in 2012 to 17.2 million in 2017, representing a CAGR of 1.1%, according to the Frost & Sullivan report. This policy is expected to contribute to the growth of China’s after-school education market as the K-12 school-age population is expected to reach 269.9 million in 2022, representing a CAGR of 1.3% from 253.5 million in 2017, according to the Frost & Sullivan report.

China’s After-school K-12 Tutoring Market

Overview

On top of traditional classroom learning, K-12 after-school tutoring complements formal education in schools to nurture the development of well-rounded students. Asian families culturally value K-12 after-school tutoring as it equips their children with competitive edge that can maximize the possibility to achieve their academic aspirations. The revenue of K-12 after-school tutoring market in China had been growing at a CAGR of 12.7% from 2012 to 2017, and is expected to continue to grow at a CAGR of 10.6% from 2017 to 2022.

Key Drivers for K-12 After-school Tutoring Market

We believe the following drivers have contributed to the K-12 after-school tutoring market:

Inadequate Quality Education Resources

In China, quality education resources at all levels are scarce. According to the Frost & Sullivan report, in 2017, there were 13.1 million high school graduates in China, among which only 1.2 million students were admitted to 1st-tier universities, representing an admission rate of approximately 9.2%. According to the Ministry of Education in China, or the MOE, there were approximately 178,000 regular elementary schools in China in 2016, which decreased by 6.3% from 2015. During the same period, the enrollment of regular elementary schools in China increased by 2.3%, or 220,000 people from 2015. Middle school enrollment displayed the same pattern in 2016, with a decreasing total number of schools and a steady increase in total enrollments. As a result, this trend may result in lower teacher-to-student ratios, over-worked teachers, inadequate student interaction and limited personalized instruction in middle schools and high schools.

Government Policy to Alleviate Academic Burden at Schools

The MOE has been working on alleviating the academic burden on elementary school, middle school and high school students since 2000. The MOE has issued rules and regulations to prohibit elementary schools from scheduling classes during weekends and public holidays are extending course hours beyond schedules. In December 2017, the MOE issued administrative standards for elementary, middle and high schools to reduce the burden of homework and to enable students to have adequate exercise, sleeping hours and spare time after classes. This policy left students with plenty of spare time to participate in K-12 after-school tutoring courses, creating demand for K-12 after-school education market.

China’s Study-abroad Tutoring Market

Overview

China’s study-abroad tutoring market, consisting of study-abroad test preparation market and study-abroad consulting services market, is an emerging market with rapid growth in the past decade. In order to address the scarcity of quality education and intensified competition in China’s education system, more and more students choose to study abroad for global vision and better career opportunity in the international market, instead of taking Gaokao and attending graduate schools in China. According to the Frost & Sullivan report, there were approximately 587,000 Chinese students who commenced their study abroad in 2017. The number is expected to increase to approximately 830,500 in 2022, representing a CAGR of 7.2% from 2017 to 2022.

Total Number of Chinese Students Commencing Overseas Education (2012-2022E)

Source: Frost & Sullivan report

Note: “Others” illustrated in the chart include students enrolled in K-12, junior college, diploma, vocational training and other undergraduate or lower level studies

Study-abroad Test Preparation Market

Language proficiency tests, including but not limited to SAT, TOEFL and IELTS, are prerequisites to studying abroad for both communication and application purposes. As a result, there is an increasing number of students taking the language tests in recent years. According to the Frost & Sullivan report, the number of students enrolled in study-abroad test preparation courses grew at a CAGR of 8.9% from 2012 to 2017.

Total Number of Student Enrollments in Study-abroad Test Preparation in China (2012-2022E)

Source: Frost & Sullivan report

According to the Frost & Sullivan report, total revenue of the study-abroad test preparation market increased from RMB5.2 billion in 2012 to RMB12.5 billion in 2017, representing a CAGR of 19.2%. The total revenue of this market is expected to grow further at a CAGR of 16.6% from 2017 to 2022, reaching RMB26.9 billion in 2022.

Study-abroad Consulting Services Market

According to the Frost & Sullivan report, total revenue of the study-abroad consulting services market increased from RMB7.5 billion in 2012 to RMB16.5 billion in 2017, representing a CAGR of 17.1%. The revenue is expected to grow further at a CAGR of 14.9% from 2017 to 2022.

Key Drivers for China’s Study-abroad Tutoring Market

Growing Student Population Pursuing Overseas Education at a Younger Age

Along with China’s rapid globalization, a greater number of Chinese students are choosing to pursue education abroad at a younger age. The number of students pursuing undergraduate degree grew at a CAGR of 10.9% from 2012 to 2017, significantly higher than that of the number of students pursuing a graduate degree, which was 5.1% from 2012 to 2017. Such number is expected to continue growing at a CAGR of 8.2% from 2017 to 2022.

Increasing Wealth of Chinese Families

China continues to experience high economic growth which has resulted in increasing disposable income per capita. This has led to an increase in wealth for Chinese families and the number of wealthy people in the country has grown tremendously in recent years. Given the widely held belief that education from a globally recognized institution improves career prospects, Chinese families have a relatively higher tendency to spend on overseas education. This phenomenon, in turn, drives the steady growth in China’s study abroad tutoring market.

Limited Guidance on Overseas Application from Formal Education

Public schools in China do not provide direct guidance or support related to study-abroad applications and related language tests. Vast number of students who desire to study abroad have to seek help from service providers of study-abroad test preparation and consulting services, supporting the continuing growth in this market.

Competition and Expected Consolidation in China’s After-school Education Market

China’s after-school education market remains highly fragmented with a large number of market players of various sizes, lacking sizable players with nationwide coverage and dominant market share. Our major competitors in K-12 tutoring services include TAL, New Oriental and certain local players. Our major competitors in study-abroad tutoring services include New Oriental.

Given the significant economies of scale in China’s after-school education market, there are promising opportunities for industry consolidation. Most of the major market participants have taken up this opportunity to penetrate into more cities and businesses in recent years through establishing new learning centers, increasing franchised schools and acquiring local existing institutions, in an attempt to enlarge their market shares. A less fragmented market will provide consumers with more stable and predictable services, and more importantly, will significantly reduce the cost of operation, increase operating leverage and improve the quality of services.

We believe that industry players with strong integration capabilities are well-positioned to deliver quality services and maintain reputable brand names, while expanding their student network. Therefore, these players are most likely to further capture consolidation opportunities and gain larger market share in China’s after-school education landscape.

BUSINESS

Our Mission

We believe that education inspires personal growth and opens up opportunities. Our mission is to empower people to build better lives through learning. We are committed to providing high quality education services to students, as well as upgrading the service quality in China’s after-school education industry by applying our acquisition and integration expertise.

Overview

We are a successful consolidator of the after-school education industry in China. We have strong acquisition and integration capabilities to effectively improve the education quality and operational performance of acquired schools. Through acquisitions and organic growth, we have grown rapidly and became the third largest after-school education service provider in China in 2017 in terms of student enrollments, according to the Frost & Sullivan report. Since our inception, we have acquired 48 schools and built a nationwide network of 400 learning centers across 35 cities in China as of December 31, 2017. Our total student enrollments increased 180.4% to 1,275,723 in 2017 from 454,945 in 2016, representing the fastest growth among major after-school education service providers in China, according to the Frost & Sullivan report.

We offer a full spectrum of K-12 tutoring and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other global destinations. In addition to classroom-based tutoring, we have also developed online and mobile applications to increase students’ after-class exposure to our services and enhance their learning experience.

Market Opportunity

China’s after-school education market is fast-growing. Its market size reached RMB483.4 billion in 2017 and is expected to grow substantially to RMB804.9 billion in 2022, according to the Frost & Sullivan report. At the same time, this market is highly fragmented and competitive. According to the Frost & Sullivan report, as of December 31, 2017, there were over 100,000 K-12 after-school tutoring service providers in China, among which the top five players only had less than 4% market share in 2017 in terms of revenue. Many service providers operate limited number of learning centers, often at a loss, and lack the scale or management expertise necessary to invest in curriculum development, instructor training and technology necessary to improve students’ academic results and attract more students.

The continued growth of China’s after-school education market is driven by a number of factors, including rapid economic growth, intensified competition for high-quality educational resources and the increasing demand for overseas education and experience.

Chinese culture attaches great importance to education as a means of enhancing an individual’s worth and promoting his or her career and social status. Given the pressure to excel on entrance exams to high schools and universities, the shortened school hours required by recent government policies and the limited supply of quality schools, an increasing number of parents and students turn to private after-school tutoring services to complement the public school education. According to the Frost & Sullivan report, the average hours spent on after-school tutoring by urban students in China was 10.6 hours per week in 2017. The demand for study-abroad test preparation and consulting services has also benefited from the growing number of Chinese students pursuing higher education abroad.

We believe that this large and fragmented market presents an attractive consolidation opportunity for us to leverage our acquisition and operational expertise, strong teaching quality, brand and reputation.

Our Solutions

We have developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated us from other after-school education service providers in China. This approach has enabled us to achieve rapid growth and capture consolidation opportunities in China’s fragmented after-school education market.

We have adopted a systematic and disciplined approach towards acquisitions. We screen and evaluate potential acquisitions through a set of rigorous criteria, including the targets’ geographic location, reputation in the local market, growth potential, synergies with our existing schools and the probability of successful integration. Since our inception, we identified and contacted over 1,000 targets, of which we acquired 48 schools. These acquisitions enabled us to penetrate our target markets with relatively low customer acquisition and marketing costs by leveraging the well-established presence of our acquired schools in local markets.

We are able to efficiently complete our acquisitions and rapidly improve the operations and management of the acquired schools because of our superior post-acquisition management and operational capabilities. In all acquired schools, we implement our modular management system, Puxin Business System, or PBS. It is designed in-house by our core management team reflecting over 15 years of accumulated management experience in China’s education industry. PBS incorporates the best practices of operating after-school learning centers in a standard, common collection of business processes and process improvement methodologies. It covers over 3,000 management processes and we use PBS tools to analyze schools’ growth potential and formulate improvement plans.

We are committed to providing our students with high quality education services and outstanding learning experience. Our commitment is reflected in recruitment, training and retaining the best teachers, developing and improving our curriculum and course materials, as well as standardizing operating procedures and learning practices throughout our network. This focus on quality has led to a high level of student satisfaction and strong academic results, enabling us to reach high student retention rate and contributing to student recruitment. As a result, most of our acquired schools achieved robust organic growth under our operations.

We believe that our track record of successful acquisitions and post-acquisition integration has created network effects attracting increasing number of independent after-school operators seeking potential exit, enabling us to maintain robust acquisition pipeline and sustainable growth trajectory. We have established “Puxin” as one of the most-recognized brand names among industry participants and built up our first-mover advantage to capture consolidation opportunities in China’s after-school education market.

Our Strengths

We believe the following strengths contribute to our success and differentiate us from our competitors.

Leading position in China’s after-school education market

We are the third largest after-school education service provider in China in terms of student enrollments in 2017, according to the Frost & Sullivan report. As of December 31, 2017, we had a network of 400 directly operated K-12 learning centers and study-abroad learning centers across 35 cities in 19 provinces in China. As one of the very few providers in China that offer a full spectrum of tutoring services and products, we provide full K-12 curriculum tutoring, English for children, study-abroad test preparation and study-abroad consulting services. We offer our services to students in multiple forms, including offline group classes and personalized tutoring classes, as well as online programs. According to the Frost & Sullivan report, in 2017, we ranked the third largest provider for K-12 tutoring services in terms of student enrollments and the third largest provider for study-abroad test preparation services in China in terms of net revenues.

We have grown our business rapidly. From 2016 to 2017, the number of learning centers in our network increased to 400 as of December 31, 2017 from 231 as of December 31, 2016. Our total student enrollments increased 180.4% from 454,945 in 2016 to 1,275,723 in 2017, representing the fastest growth among after-school education service providers in China, according to the Frost & Sullivan report.

Modular and evolving management system

We have strong and effective operation capabilities and a proven system for acquiring and integrating schools.

We implement a modular management system, PBS, which is a standard, common collection of business processes and process improvement methodologies. PBS is designed in-house by our core management team reflecting over 15 years of accumulated experience in China’s education industry. It covers over 3,000 operation and management processes, including organizational structure, financial management, operating manuals, product development, student recruitment, teacher management, marketing, human resources and knowledge management. For our acquisitions, we apply PBS tools to analyze the growth potential of the target and formulate improvement plans as early as during the due diligence process. PBS also provides us with guidance for formulating corporate strategies and allocating our resources based on customers’ demand. In our daily operations, we carry out effective and efficient execution by following comprehensive and detailed task lists set forth in PBS.

The PBS is a dynamic and forward-looking system which evolves with inputs from multiple levels of our leadership teams across the enterprise. We have established an open, forward-looking and result-oriented culture and built ourselves into a learning organization. We encourage our management and employees to seek continuous improvement in operations and share their firsthand experience within our group. Our PBS continually incorporates the best practices and eliminates outdated or inefficient practices throughout our network, which makes it an inclusive and evolving system containing industry-leading practices.

By implementing our standardized and centralized operation management system, we have achieved industry-leading operating performance. For schools operating under our management for over 12 months, our K-12 group class student retention rate reached 70.1% in 2017, higher than 64.1%, the average of the seven major players in China’s K-12 after-school tutoring service market of, and our average K-12 group class enrollment rate achieved 68.6% in 2017, higher than 64.6%, the average of these seven major players, according to the Frost & Sullivan report.

Track record of disciplined acquisitions

Our acquisition driven business model and strong post-acquisition integration capabilities enable us to achieve rapid growth and claim first-mover advantages to capture the consolidation opportunities in China’s fragmented after-school education market.

We have adopted a systematic and disciplined approach towards acquisitions. We apply a set of rigorous criteria, including the target’s geographic location, reputation in the local market, growth potential, synergies with our existing schools and the probability for successful integration, as key considerations for acquisitions. Leveraging our modular management system and our management’s strong execution capabilities, we are able to efficiently complete the acquisitions and rapidly improve the operations and management of the acquired schools. Since our inception, we identified and contacted over 1,000 targets in China as our potential acquisition targets of which we acquired 48, including Global Education.

In all acquired schools, we implement PBS to improve every aspect of its operations. We formulate a detailed 100-day execution plan for all post-acquisition operations and management functions and set forth 21 post-acquisition milestones, through which we can monitor the integration process of each acquired school in a timely manner and ensure our group-wide operation methodologies and corporate culture implemented effectively. This systematic approach underpins robust organic growth of the acquired schools. For K-12 tutoring schools we acquired prior to 2017, we have achieved a growth in student enrollments in regular-price courses of 662,958 in 2017 compared to 441,375 in 2016, implying a growth rate of 50.2% on a comparable basis. For these schools, the K-12 group class student retention rate in regular-price courses also increased from 57.7% in the first quarter post acquisition to 70.1% after 12 months post acquisition.

As a result, we have established “Puxin” as a well-recognized brand among industry participants. According to a survey conducted by Frost & Sullivan, 70.8% of respondents chose Puxin as one of the preferred partners or buyers when they seek potential acquirors of their business. Our strong brand name among industry participants provides us with access to a large number of high-quality acquisition targets. In 2017, more than 100 after-school education service providers reached out to us to explore potential transactions. Our successful track record of improving operations and growing student enrollments reinforces our brand recognition, which in turn attracts more high-quality management and teaching talent to join us.

We believe that our successful track record of acquisitions and post-acquisition management and operation has not only created network effects for us to attract increasing number of school operators seeking potential acquirors of their business but also created entry barriers for potential competitors, which enable us to maintain a sustainable and rapid growth in the future.

Established reputation underpinned by teaching quality

We believe most of our schools have strong reputation in local markets. Our acquired schools have an average operating history of ten years, with the longest about 27 years of operation history before our acquisition. According to the brand recognition survey conducted by Frost & Sullivan, our Puxin-branded and co-branded schools are ranked top three in nine cities among the 23 cities where we provide K-12 after-school tutoring services. We adopt a co-branding strategy to operate our acquired K-12 tutoring schools, which not only enables us to leverage the established reputation of the acquired schools but also promotes the recognition of our “Puxin” brand in local markets. In addition, we believe our “Puxin” brand has been strengthened through acquisitions of premium high quality brands, such as Global Education, in the study-abroad tutoring market in China.

Our strong reputation is underpinned by our consistently high teaching quality and standards. We have developed our “Nine Steps” methodology, which standardizes our teachers’ teaching activities such as class preparation, before-class assessment for students, in-class teaching and after-class review and evaluation. The Nine Steps methodology enables our teachers to obtain critical information about students’ learning pattern, aptitude and performance, which help them refine their course contents. We take many measures to ensure our teaching quality, including selective teacher hiring process, continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement.

Our teaching quality for K-12 tutoring services has been recognized by parents. The K-12 group class student retention rate of schools operating under our management for over 12 months reached 65.1% and 70.1% in 2016 and 2017, respectively, which we believe can reflect the parents’ satisfaction with our tutoring services. In addition, according to our survey of parents conducted in 2017, 89.9% of parents indicated that their children’s academic results improved since attending our classes. In 2017, 95.3% of our students enrolled in study-abroad test preparation courses improved their test scores on such tests, including TOEFL, IELTS, SAT and GRE. In 2017, 766 students who enrolled in our study-abroad consulting programs and applied for overseas universities were admitted into the global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including Princeton University, Harvard University, Yale University and Columbia University.

Visionary management team and sophisticated talent system

We have an innovative and entrepreneurial management team with a passion for education and extensive operational experience. Our founder and chief executive officer, Mr. Yunlong Sha, previously served as senior vice president at New Oriental Education. With 20 years of operational experience in the education sector, Mr. Yunlong Sha has in-depth-knowledge in operations and integration of schools. Our core management, including Mr. Peng Wang as chief financial officer, Mr. Liang Gao in charge of our group’s teaching activities, Mr. Hongwei Zhang as head of our study-abroad business, Mr. Ruguo Zhang as compliance head, Mr. Zhong Zhuang in charge of our operations in Shanghai, and Mr. Yun Xiao as head of our K-12 group class business, are leaders and pioneers in the industry with an average of over 16 years of experience in the education industry. Under our management team’s leadership, we have successfully executed our growth strategies to focus on after-school education services and have become an industry leader.

We are focused on attracting, developing and retaining talent which underpins our successful execution of PBS and strategic acquisitions. We have launched systematic career advancement programs, including “Puxin Star” for top teachers, “Puxin Talents” for mid-level management and “Puxin Leadership” for senior management, to build a talent reserve for our long-term growth. We provide participants in these programs with guidance for qualification exam preparations, career coaching and advanced training to enhance their teaching and management skills. All our school principals undergo rigorous internal training to ensure their command of our academic and operational best practices. Part of our school principals’ compensation is in a form of share incentive plan aligning their interests to our performance. We enjoy strong corporate loyalty evident in our 100% retention rate among our school principals since starting of our business.

Our Strategies

We plan to pursue the following strategies to expand our business and further strengthen our leadership in the education market in China.

Expand our network and geographic coverage

We intend to further strengthen our market position and capture new market opportunities by expanding our network of directly operated learning centers. We plan to acquire additional schools in cities where we already have presence to increase our market share in the local market. We will also seek to acquire schools to penetrate into new cities where we currently do not have presence and the demand for tutoring services is growing rapidly while markets are underserved. We may also consider build learning centers by ourselves if it is cost-efficient and offers us good opportunities to expand into markets where no suitable targets are available.

In addition, we seek to acquire companies that are complementary to our business, including education technology companies, Internet platforms and content providers. We target to invest in companies upstream and downstream from our business.

Improve performance, scale and profitability of schools

We will continue to implement PBS to strengthen lean management over daily operations of our schools and learning centers to promote our organic growth. With PBS, we can eliminate inefficiencies and improve our schools’ performance to realize synergies created through acquisitions.

We intend to continue cross-selling across business lines to realize synergies and maximize our students’ lifetime value for our long-term growth. Currently, the majority of our students are elementary school and middle school students. The panoramic range of our service and product offering allows us to maximize the lifetime value of these enrollments by satisfying the entire breadth of our student’s educational needs. By offering a wide array of high-quality education services for almost all K-12 subjects, we continue to increase the number of courses that each student enrolls. In the meantime, with a younger age of students studying abroad, we also continue to cross-sell our study-abroad tutoring services to K-12 student base, and vice versa, extending our presence in students’ academic careers. In addition, we also strive to maximize synergies across different business lines within our group and improve our overall operational efficiency through resources sharing.

We will take various measures to improve key performance indicators, such as K-12 group class enrollment rate, K-12 group class student retention rate and K-12 course withdrawal rate, to maintain the rigor of our service quality. Our centralized management system for curriculum development, academic training, and information technology will help us concentrate capabilities and simplify core processes.

We plan to further improve our education quality and consulting services. We will refine our “Nine Steps” methodology to enhance the effect of our teaching activities and improve students’ academic results.

Cultivate and acquire talent

We believe that the recruitment, retention, motivation and nurturing of talented and experienced management team and teaching faculties are critical to our success. We will continue to invest in our people and attract, cultivate and retain talent.

We will strengthen our performance-based incentive mechanism. We will improve our remuneration system commensurate with position and performance, which can motivate our employees in a scientific, reasonable and effective manner. We plan to continue to increase lateral hires by providing competitive compensation and benefits, ongoing training and better promotion opportunities to attract and retain managerial talent and qualified teachers. We plan to continue our “Puxin Talents” and “Puxin Leadership” programs to identify managerial talents and develop mid-level managers who have demonstrated management capabilities and leadership. Through internal development programs and lateral hires, we will continue to strengthen our multi-level and extensive talent cultivation system to attract, nurture and incentivize employees and offer them growth and development opportunities.

Promote online initiatives and invest in technology

We have launched an array of online education services, such as Puxin Superior Classes, Puxin Dual-Teacher Lectures, Recorded Lectures, Foreign Teacher Classes and Puxin Teacher & Student App, to increase students’ after-class exposure to our services and facilitate reasonable allocation of education resources. We plan to continue devoting additional resources to our online platforms to diversify our revenue sources, enhance customer stickiness and attract potential customers. The online collection of data on student enrollments, study motivations and learning pattern through our web- and mobile-based applications also enables us to efficiently design course contents, schedule classes and arrange classrooms in advance for the purpose of improving the teaching effectiveness and the utilization rate of our teaching facilities and resources.

We intend to upgrade our management systems, including ERP system, CRM system and knowledge management system, to further optimize our management efficiency. We plan to build our ERP system into a platform for data-driven decisions. In addition, we plan to build PBS into our ERP system to monitor the execution of tasks in PBS to further strengthen lean management.

We will invest in artificial intelligence and intelligent learning tools which can collect and analyze data of students and generate accurate profiles of the students. Based on the analysis of student profiles, we can design the educational materials and plan the suitable delivery methods for each student, therefore improve adaptive teaching and learning of teachers and students.

Enhance our brand name

We intend to enhance our brand-name recognition among students and parents through various marketing initiatives. We plan to maintain a consistent corporate image across all of our learning centers and further promote our brand recognition through word-of-mouth marketing. We plan to continue to maintain the established brand names of acquired schools to benefit from their brand recognition in local markets. After the successful integration and expansion to a certain scale, we will use co-branded names for the acquired school to promote our “Puxin” brand. We will continue to focus on improving our education quality and customer service quality to enhance the recognition of our brand.

Our Services and Programs

We offer a variety of educational services and products to students to improve their academic performance and reach their potential. Our educational services consist of K-12 tutoring services and study-abroad tutoring services. In 2016, 84.4% and 15.6% of our net revenue was derived from K-12 tutoring services and study-abroad tutoring services, respectively.

K-12 Tutoring Services

We offer comprehensive after-school tutoring services designed to help students ranging from ages three to 18 to achieve academic excellence and enroll in top schools and universities in China. Our K-12 tutoring services primarily include K-12 after-school tutoring services and English for children program.

K-12 After-school Tutoring Services

Our K-12 after-school tutoring services provide result-oriented educational services in group class settings and through personalized tutoring sessions to help students enhance their academic results, including scores for PRC high school entrance exams, or Zhongkao, and university entrance exams, or Gaokao. We provide a study plan tailored to fit a student’s aptitude, grade level, past academic performance, future academic goals, and other pertinent factors.

Our curricula cover all K-12 academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, politics science, geography and history. The following table provides a list of our current course offerings:

	Kindergarten	Elementary School						Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	—	●	●	●	●	●	●	●	●	●	●	●	●
English	Ù	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	—	●	●	●	●	●	●	●	●	●	●	●	●
Physics	—	—	—	—	—	—	—	Ù	●	●	●	●	●
Chemistry	—	—	—	—	—	—	—	Ù	Ù	●	●	●	●
Biology	—	—	—	—	—	—	—	●	●	●	●	●	●
Political Science	—	—	—	—	—	—	—	●	●	●	●	●	●
Geography	—	—	—	—	—	—	—	●	●	●	●	●	●
History	—	—	—	—	—	—	—	●	●	●	●	●	●

●	: Currently offered by us.
–	: Not offered at the corresponding grade level in public schools in China.
Ù	: Currently offered by us but not offered at the corresponding grade level in public schools in China due to high demand of learning ahead of the curricula in public schools.

Group Class Courses

Group class courses are our main form of service offering in terms of the number of student enrollments. We typically enroll a maximum of 50 students for group classes. Group class courses typically range from two to six course hours per week during spring and fall school semesters, and 12 to 16 course hours per week during summer and winter breaks. We charge tuition fees for K-12 courses based on the type of the subject, level of sophistication of the course, geographical region and customer segmentation. The average course fee for our regular group class courses of each school range from RMB22 to RMB133 per hour depending on the type of the subject, level of sophistication of the course, customer segmentation and geographical region. We generally allow students to withdraw from courses and refund tuition for undelivered classes.

As of December 31, 2016 and 2017, we offered group classes at 201 and 239 K-12 learning centers, respectively. We had 373,243 and 1,089,117 student enrollments in our K-12 tutoring group class courses, respectively, in 2016 and 2017. For schools operating under our management for over 12 months, the K-12 group class student retention rate reached 70.1% and the K-12 group class enrollment rate achieved 68.6% in 2017.

For each new student, we evaluate the student’s past and current academic performance and future academic goals, and provide course recommendations based on subjects, grade level, as well as timing and budget, to meet his or her learning need. Many of our courses for the same subject and grade level are offered at different levels of pace and sophistication. For example, we offer K-12 mathematics tutoring at three different levels, including: (1) Standard Courses, which are taught at a pace similar or slightly faster than formal public school curriculum with a focus on solidifying students’ understanding of the fundamental concepts; (2) Advanced Courses, which are taught at a pace significantly faster than formal public school curriculum and include certain contents beyond school curriculum, such as curriculum mixing math competition and formal school materials; and (3) Elite Courses, which are our most advanced courses with a curriculum designed for exceptional students focusing on mathematics competitions. Students are required to pass admission tests to enroll in advanced courses and elite courses. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis to help them progress to the best of their ability.

We strive to provide a supportive learning environment to our students by efficient and responsive communications. Our teachers and teaching assistants keep track of each student’s performance and progress and regularly communicate with our students and their parents. Each class is assigned a teaching assistant who is in close contact with the students and parents to provide comprehensive supporting services, such as class scheduling, homework assignments and collection of feedback on teaching quality. We also seek to involve the parents of our students in each stage of the tutoring process. During the tutoring sessions and throughout our service period, we periodically communicate with the parents, encourage them to provide feedback and suggestions on our courses and update them on the progress that their children have achieved in our courses.

Personalized Tutoring Courses

In addition to group classes, we also offer personalized K-12 tutoring courses to adapt to each student’s learning pace, pattern and approach. Our personalized tutoring courses typically consist of no more than six students per session to ensure each student can improve their academic performance by, among other things, addressing weaknesses in particular subjects or topics, strengthening test-taking skills and fostering studying habits and incentives. Our students enroll in a personalized tutoring course two to three times per week during each spring and fall school semester and four to five times per week during each winter and summer break, with each class lasting for approximately two hours. Course fees for our regular personalized tutoring courses typically range from RMB100 to RMB510 per course hour, depending on the level of sophistication of the course and geographical region. We generally allow students to withdraw from courses at any time and refund tuition for undelivered classes.

As of December 31, 2016 and 2017, we offered personalized tutoring services at 148 out of our 212 K-12 learning centers and 173 out of our 281 K-12 learning centers, respectively, mainly in tier-1 and tier-2 cities in China. In 2016 and 2017, we had 10,448 and 32,152 student enrollments in our K-12 personalized tutoring classes.

Our personalized tutoring services generally comprise of three main components: (i) assessment and study plan formation, (ii) personalized tutoring and (iii) monitoring and tracking of an individual student’s progress. For each new student, we commence with a consultation followed by a comprehensive assessment designed to evaluate the student’s existing academic knowledge, test-taking skills and learning patterns. Our professional consultants and teachers use the results of the assessment to analyze each student’s academic strengths and weaknesses, and craft customized study plan based on each student’s aptitude and learning needs. Based on the customized study plans, our teachers will provide individualized sessions to the students to enhance their understanding of the subjects and practice test-taking skills. We have a designated team which continuously monitors and tracks an individual student’s progress to ensure personalized tutoring courses are tailored to the pace and learning pattern of each student.

English for Children Program

We provide English tutoring services for children in kindergarten through grade six. Our English for children courses are designed to cultivate children’s English skills outside the primary schools’ English curricula and guide and inspire them to develop self-motivated learning skills. We use course materials published by international education content providers and publishers while tailor the contents to adapt to children’s abilities and needs. We teach students to master the basics of the language in various fun ways, including interactive games, activities and cultural studies.

Our English for children classes are divided into classes of approximately five to 30 students per class. Students attend class one to five times per week during each spring and fall school semesters and one to seven times per week during each winter and summer breaks for 45 minutes to two hours per class. Course fees for our regular English for children courses typically range from RMB26 to RMB120 per course hour, depending on the size of class, level of sophistication and geographical region.

In 2016 and 2017, we had 67,662 and 116,801 student enrollments in our English for children program.

Other Services

In addition to the K-12 after-school tutoring services and English for children program, we also offer certain extra-curricular courses to students, such as painting, calligraphy, music, debate and science. Our courses are designed to inspire students’ creativity, enhancing their critical thinking and problem-solving abilities and enriching their life experience.

As of December 31, 2017, we have two schools providing extra-curricular education courses.

Study-abroad Tutoring Services

Our study-abroad tutoring services are designed to help students prepare for admission tests and applications for high schools, universities and graduate programs primarily in English-speaking countries. We offer study-abroad test preparation courses and study-abroad consulting services through our learning centers located in 25 cities. In addition to our directly operated learning centers, we also have franchised schools operated under the brand of Global Education.

Study-abroad Test Preparation Courses

We offer study-abroad test preparation courses to students taking language and entrance exams used by educational institutions in the United States and Commonwealth countries, such as the United Kingdom, Australia and New Zealand. We offer test preparation courses for major overseas exams, including IELTS, SSAT, SAT, TOEFL, AP, ACT, A-level, GRE and GMAT.

Our test preparation courses focus on quality instruction and test-taking techniques designed to help students achieve high scores on the admissions and assessment tests. Our experienced teachers generally teach in small and medium-sized classes ranging from one to 26 students. Course fees for our test preparation courses typically range from RMB73 to RMB1,500 per course hour, depending on the size of class, level of sophistication of the course and geographical region. In 2016 and 2017, we had 3,254 and 35,718 student enrollments in our study-abroad test preparation courses.

IELTS preparation courses. Our IELTS preparation courses target students who choose to pursue undergraduate and graduate degrees in countries that predominately refer to IELTS scores for school and university admissions, such as the United Kingdom, Australia and New Zealand. We provide IELTS courses in various forms, such as large classroom lectures, small seminar, one-on-one tutoring, and online tutoring. Our IELTS courses generally range from 40 to 202 course hours. Course fees for our regular IELTS preparation courses typically range from RMB73 to RMB234 per course hour.

TOEFL / SAT / SSAT preparation courses. Our TOEFL, SAT and SSAT preparation courses are targeting middle school, high school and college students who desire to pursue education in the United States or Canada. We offer a range of basic and advanced TOEFL courses, and courses for the SAT and SSAT subject tests. Our TOEFL, SAT and SSAT preparation courses generally range from 40 to 183 course hours. Course fees for our regular TOEFL, SAT and SSAT preparation courses typically range from RMB130 to RMB547 per course hour.

Other test preparation courses. We offer test preparation courses for students who take subject-based AP and A-Level exams to supplement their application for universities in the United States and United Kingdom. We also offer preparation courses for GRE and GMAT for students who wish to continue graduate studies in the United States or Canada. We currently operate an international school in Hangzhou to offer internationally accredited education programs, including A-Level, to meet the demands of students who seek to pursue higher education in the United Kingdom.

Study-abroad Consulting Services

We provide quality guidance for students and working adults who intend to study in United States or Commonwealth countries. In 2016 and 2017, we had 338 and 1,935 student enrollments in our study-abroad consulting services, respectively. In 2017, 766 students who enrolled in our study-abroad consulting programs and applied for overseas universities were admitted into the global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including Princeton University, Harvard University, Yale University and Columbia University.

We provide one-on-one customized comprehensive one-stop plan for each student, including:

•	Profiling and Positioning: To ensure that we accurately advise on the best country, university and major, we first conduct a comprehensive profiling exercise for each student. We assign to each student a professional admission consultant who has in-depth knowledge and experience in admission application for overseas schools and universities. Based on students’ academic qualifications, career goals, financial status and work experience, our consultants will help them choose the optimal target schools that address their aspirations and goals.

•	Application Guidance: We offer comprehensive guidance for our students throughout the application process. Leveraging their own overseas studying experience and comprehensive expertise of the application requirements and procedures, our consultants provide guidance tailored for each student on their application packages. To help students prepare for the school interviews, we also offer a number of interview preparation sessions. The interview preparation sessions are conducted by professionals who have extensive experience in interview techniques and are well versed with the nature and scope of interview questions that universities usually ask candidates.

•	Visa Assistance: We assist students in preparing for visa applications and interviews.

Fees for our study-abroad consulting services vary among our learning centers throughout China as well as among service packages, depending on, among other things, local market conditions, type and length of the service, and consultant costs. Consistent with market practices, our service fees, excluding a small portion to cover our costs incurred, are generally refunded if a student fails to gain any admission or obtain the relevant visa.

Online Platforms

In addition to classroom-based educational services and products, we also provide a variety of in-house developed online learning platforms to accommodate our students’ individual learning habits and objectives.

We developed both web-based and mobile-based platforms for K-12 tutoring services.

Mobile Application

We launched our mobile application, Puxin Teacher & Student App, in February 2017. Our Puxin Teacher & Student App is a one-stop mobile platform among students, teachers and parents.

Through our Puxin Teacher & Student App, we offer Puxin Superior Classes to our students with an engaging learning experience. Puxin Superior Classes provide students with additional courses in a variety of subjects which can be subscribed based on the students’ interest. Students can view lecture videos online anytime or download for offline viewing based on their own schedules or studying paces. In addition, Puxin Superior Classes make it convenient for students to communicate with teachers. Students can view assignments online, raise questions or obtain teachers’ review on their coursework. For teachers, our Puxin Teacher & Student App allows them to bring the classroom on iOS and Android devices. Teachers can use our mobile application to upload their lecture videos and course materials, collect assignments from students, organize group discussions, provide feedback and track students’ progress.

In addition, our students’ parents can enroll in new courses and make payments through Puxin Teacher & Student App, which allows us to allocate our teaching recourses in advance according to the data collected online. As of December 31, 2017, in schools which adopted Puxin Teacher & Student App for over three months, 100% of our teachers and 81.0% of our enrolled students had opened their accounts on Puxin Teacher & Student App.

Online Products and Services

In addition to our mobile application, we offer a variety of cloud-based products and services for K-12 tutoring and study-abroad tutoring services.

Puxin Dual-Teacher Classrooms. We offer live streaming classes where a teacher from one of our learning center partners with another teacher located in other learning centers to jointly conduct online lectures to students.

Recorded Lectures. We offer recorded lectures online for students to access lectures anytime and anywhere. Online recorded lectures primarily target students from tier-3 and tier-4 cities where we have not yet established learning centers.

Foreign Teacher Classes. We offer online interactive classes for students to interact with native speakers of foreign languages. Our foreign teacher classes are mostly one-on-one classes.

GEDU Online. GEDU Online is the web-based platform of Global Education for students to enroll in online recorded IELTS or other study-abroad test preparation courses. The primary audience for GEDU Online is students in tier-3 and tier-4 cities where we have not yet established presence.

Our Network

We deliver our educational services to students through an extensive network of directly operated learning centers. Our physical network of learning centers comprises K-12 learning centers, study-abroad test preparation learning centers and study-abroad learning centers. As of December 31, 2017, we had 400 learning centers in 35 cities in China. Certain of our K-12 learning centers and study-abroad learning centers share business premises.

The following map and table set forth the total number of directly operated learning centers we operate in each province as of December 31, 2017.

	Number of Learning Centers
	K-12 Tutoring	Study-abroad Tutoring
Beijing	3	29
Shanghai	9	15
Tianjin	23	3
Chongqing	12	1
Guangdong Province	5	17
Jilin Province	11	1
Liaoning Province	52	9
Shandong Province	21	2
Shanxi Province	29	1
Jiangsu Province	12	15
Zhejiang Province	17	5
Henan Province	21	3
Fujian Province	2	—
Shaanxi Province	14	5
Hubei Province	—	5
Hunan Province	—	1
Guizhou Province	27	—
Yunnan Province	7	2
Sichuan Province	16	5

Total	281	119

We provide K-12 tutoring services through directly operated learning centers. Each of our directly operated learning centers is administered by a private school or a corporation. Each school or corporation is managed by a principal, who is responsible for daily operations, sales and marketing, academic support and customer services for all the learning centers of the private school or the corporation.

Most of our learning centers have classroom facilities to serve students who attend our courses. Our K-12 learning centers are generally located near elementary schools, middle schools or residential areas. Our study-abroad test preparation learning centers are generally located near colleges and universities or testing centers. Each of our learning centers includes office and classroom space, ranging from 94.4 to 10,153.2 square meters in site area. We lease substantially all of our facilities, office and classroom spaces for each learning centers.

For our study-abroad tutoring services, in addition to our directly operated learning centers, we have franchised schools which are franchisees of Global Education. As of December 31, 2017, we had 254 franchised learning centers operated by the franchisees of Global Education. We charge franchise fees every year ranging from RMB10,000 to RMB300,000 as consideration for the right we granted to the franchisees and do not share any revenue that franchised schools generate. After all of the existing franchise agreements expire or are terminated, we do not plan to grant any rights to third parties to conduct the business of educational services under any of our brands or trademarks.

Centralized and Standardized Management

We have implemented centralized and standardized management throughout our school network to consistently manage key aspects of their operations by applying our Puxin Business System, or PBS. PBS is a standard, common collection of business processes and process improvement methodologies. Designed by our core management team, PBS has reflected our management’s accumulated experience in the education industry and incorporated the best practices in the operations and management of our schools.

PBS is the prime methodology that we apply throughout the entire operating process, covering strategy deployment, budget planning and management, internal reporting and communication, execution control, and performance review and management. It covers as many as over 3,000 operation and management processes, including, among others, organizational structure, financial management, operating manuals, product development, student recruitment, teacher management, marketing, human resources and knowledge management. PBS sets forth task lists for each operation and management process and contains more than 10,000 tasks that our schools are required to perform during day-to-day school operations. With PBS, our management can monitor the management and operating performance of each school on a timely manner and ensure our group-wide strategies and principles are implemented effectively.

Our PBS is supported and constantly updated by our knowledge management system. We encourage our management and employees to seek continuous improvement in operations and share their firsthand experience within our group. Our knowledge management system at the headquarters collects experience and knowledge submitted in various forms, including weekly, monthly and quarterly work reports, local market surveys, study and research on specific topics, as well as audio and video materials. The dedicated knowledge management staff at our headquarters and the head of each business line periodically review the information submitted by our schools and identify the good practices which will be incorporated into our PBS and followed by our schools during their operations. Our PBS continually incorporates the best practices and eliminates outdated or inefficient practices throughout our schools, which makes it an ever-evolving system containing industry-leading practices.

Our Acquisitions

We have grown our business through strategic acquisitions of businesses. Since our inception, we have acquired 48 schools in China through equity or assets purchases. We have strong capabilities of and rich experiences in successful acquisitions and integration of schools. Through our acquisitions, we have realized significant economies of scale by increasing student enrollments, enlarging our team of teachers and consultants and expanding our geographic reach. Leveraging our comprehensive product and service offerings, we are able to achieve synergies by cross-selling across business lines, sharing facilities and resources and streamlining management and administrative functions.

The following tables list our acquisitions:

2015
Acquisitions(1)	Principal office location	Service offerings	Time of acquisitions(2)
Taiyuan Fubusi ( )	Taiyuan	K-12 tutoring	April 2015
Guangzhou Yingxun Lixiang ( )	Guangzhou	K-12 tutoring	May 2015
Tianjin Shengjia ( )	Tianjin	K-12 tutoring	June 2015
Taiyuan Mercan ( )	Taiyuan	K-12 tutoring; study-abroad tutoring	June 2015
Dalian Oriental Magic Arts ( )	Dalian	K-12 tutoring	August 2015
Shenyang Oriental Magic Arts ( )	Shenyang	K-12 tutoring	August 2015
Jinan Daozhen ( )	Jinan	K-12 tutoring	October 2015
Beijing Ruibao ( )	Beijing	K-12 tutoring	November 2015
Guiyang Tiantian ( )	Guiyang	K-12 tutoring	November 2015
Lighthouse Beijing ( )	Beijing	Study-abroad tutoring	November 2015
Beijing YESSAT ( YESSAT)	Beijing	Study-abroad tutoring	December 2015
Jinan Delin ( )	Jinan	K-12 tutoring	December 2015
Tianjin Kexin ( )	Tianjin	K-12 tutoring	December 2015

2016
Acquisitions(1)	Principal office location	Service offerings	Time of acquisitions(2)
Jinan Qiru ( )	Jinan	K-12 tutoring	January 2016
Nanjing Innovation ( )	Nanjing	K-12 tutoring	January 2016
Shaoxing Lingxian ( )	Shaoxing	K-12 tutoring	January 2016
Ningbo Wei’en ( )	Ningbo	K-12 tutoring	February 2016
Chengdu Shucai ( )	Chengdu	K-12 tutoring	March 2016
Nanjing Zhumengtang ( )	Nanjing	Study-abroad tutoring	March 2016
Shenzhen Daiweisi ( )	Shenzhen	Study-abroad tutoring	April 2016
Guangzhou Butong ( )	Guangzhou	K-12 tutoring	May 2016
Shanghai Xinkebiao ( )	Shanghai	K-12 tutoring	May 2016
Guangzhou Qiji ( )	Guangzhou	Study-abroad tutoring	June 2016
Beijing Hope ( )	Beijing	Study-abroad tutoring	June 2016
Jinan Jinmenqiao ( )	Jinan	Study-abroad tutoring	July 2016
Luoyang Caihong ( )	Luoyang	K-12 tutoring	July 2016
Beijing Quakers ( )	Beijing	Study-abroad tutoring	August 2016
Shenyang Being ( )	Shenyang	K-12 tutoring	August 2016
Dalian Tongfang ( )	Dalian	K-12 tutoring	November 2016
Xi’an Yangjian ( )	Xi’an	K-12 tutoring	November 2016
Dalian Zhemei ( )	Dalian	Study-abroad tutoring	December 2016
Luzhou Hanlin ( )	Luzhou	K-12 tutoring	December 2016

2017
Acquisitions(1)	Principal office location	Service offerings	Time of acquisitions(2)
Shenyang Yingcai ( )	Shenyang	K-12 tutoring	January 2017
Beijing Puxing ( )	Beijing	K-12 tutoring	January 2017
Tianjin Juming ( )	Tianjin	K-12 tutoring	February 2017
Nanjing Baifenbi ( )	Nanjing	K-12 tutoring	April 2017
Fanzhuan Chengdu ( )	Chengdu	Online education	April 2017
Chengdu Wuyou ( )	Chengdu	K-12 tutoring	April 2017
Chongqing Wuyou ( )	Chongqing	K-12 tutoring	April 2017
Beijing Zhihuasheng ( )	Beijing	Online education	May 2017
Shenyang Zhongying Yulong ( )	Shenyang	K-12 tutoring	May 2017
Jilin Shiji Dongfang ( )	Jilin	K-12 tutoring	June 2017
Yancheng Tiantian Xiangshang ( )	Yancheng	K-12 tutoring	June 2017
Fuzhou Xueyoufang ( )	Fuzhou	K-12 tutoring	July 2017
ZMN Education ( )(3)	Beijing	Study-abroad tutoring	July 2017
Global Education ( )	Beijing	Study-abroad tutoring	August 2017
Hangzhou Feiyue ( )	Hangzhou	K-12 tutoring	September 2017
Hangzhou Yulan ( )	Hangzhou	Study-abroad tutoring	September 2017

(1)	Acquisitions include equity purchase or assets purchase conducted by our VIE, Puxin Education, and its subsidiaries.
(2)	Time of acquisitions refers to (i) with respect to equity acquisitions, the time when we obtained the control over the operations and management of the entities acquired, and (ii) with respect to assets acquisitions, the time of closing of the acquisition.
(3)	Puxin Education is in the process of being registered with local government authorities as shareholder of ZMN International Education Consulting (Beijing) Co., Ltd.

Target Selection and Execution of Acquisitions

We have adopted a systematic approach towards acquisitions. We have a dedicated acquisition team systematically screen, evaluate and track the potential target schools in China. We initiate the process by conducting extensive market research to identify high-quality targets in a specific city or province. We apply a set of rigorous criteria, including the target’s geographic location, reputation in the local market, growth potential, synergies with our existing schools and the probability for successful integration, as key considerations for acquisitions. Since our inception, we identified and contacted over 1,000 targets in China as our potential acquisition targets, among which we have acquired equity interests in or assets of 48 schools, including Global Education.

When we identify proper target schools, we conduct thorough and rigorous due diligence on these schools covering business operations, financial management, human resources and marketing of the target schools. During such due diligence process, we identify both the weakness and potentials of the target schools and therefore determine whether to acquire the target schools and propose appropriate development strategies for such schools. Leveraging our effective centralized management model and our management’s strong execution capability, we are able to efficiently complete the acquisitions and effectively integrate the operations and management of the acquired schools.

Integration of Acquired Schools

As early as during the pre-acquisition due diligence of a target school, our acquisition project team identifies key operating indicators to be improved and proposes growth plan for the target school. We usually assign the acquired school a principal who has extensive experience in operating other schools in our group. Before starting his responsibility, the principal will visit the school to understand the operational status and conduct his comprehensive research covering the local market landscape, operations of competitors, as well as economic and demographic conditions of the city where the acquired school is located. All of these lay a solid foundation for effective post-acquisition integration.

We implement our PBS at each acquired school to effectively integrate it into our management system and improve its operating performance. Our senior management conduct on-site training to the acquired schools’ management team and teachers to familiarize them with our culture and operation management system. Based on the methodologies of PBS, we formulate a detailed 100-day execution plan and set forth 21 post-acquisition milestones for each acquired school covering every key operational aspects:

•	Student recruitment and marketing: Based on our thorough pre-acquisition due diligence and market research, we take various marketing measures to increase the acquired schools’ student enrollments. We focus on increasing the existing students’ retention rate and the number of courses enrolled by each student. In addition, we proactively encourage students and their parents to make referrals to other students and offer classes with promotion prices to attract new students. We also make specific marketing plans for the acquired schools.

•	Curriculum and service offering: Each acquired school will adopt our unified curricula and course materials to provide courses with consistent quality. We formulate full-year syllabi based on the schedules of admission tests of elementary schools, middle schools, Zhongkao and Gaokao to ensure well-organized teaching activities at each acquired school. We also require the acquired schools to implement our standardized student service protocol to offer better services to students and their parents.

•	Teachers: We provide comprehensive training for the existing teachers of the acquired schools so that they can adopt and apply our teaching methodologies in their teaching activities. Based on the need of each school, we recruit new teachers and provide them with training on teaching skills and techniques. We conduct systematic performance reviews for existing teachers and provide them with better incentive and career development prospects to ensure the stability of the outstanding teaching staff of the acquired schools.

•	IT systems: We usually integrate the key aspects of an acquired school into our IT systems within three months. Each acquired school is required to apply our unified ERP system, CRM system and knowledge management system.

•	Financial management: Our headquarters perform centralized financial management over acquired schools. We set forth budget plans for each school in relation to the number of classes and student enrollments, as well as performance targets.

During the entire integration process, our dedicated acquisition team at the headquarters oversees the executions at the acquired schools and provides guidance to the principal. The principal is required to submit daily, weekly and monthly reports about the day-to-day operations of the acquired school to our headquarters for at least three months.

Our systematic integration approach underpins robust post-acquisition growth of the acquired schools. For K-12 tutoring schools we acquired prior to 2017, we achieved a growth in student enrollment in regular-price courses of 662,958 in 2017 compared to 441,375 in 2016, representing a growth rate of 50.2% on a comparable basis. For these schools, the K-12 group class student retention rate in regular-price courses also increased from 57.7% in the first quarter post acquisition to 70.1% after 12 months post acquisition.

Course Material Development

We emphasize the quality of our course materials which is crucial to effectiveness of our teaching methodologies. Most of our K-12 tutoring curricula and course materials are developed and updated at the course research and development centers in Beijing and Taiyuan with a focus on the universal academic and examination requirements in the PRC education system. Our schools can adopt these curricula and course materials with modifications to satisfy local requirements and demands. We encourage all teachers and consultants to actively participate in our course materials development activities and contribute their talents and experiences. In addition, we had a dedicated team of over 300 as of December 31, 2017, which is responsible for developing, updating and improving our curricula and course materials. All the team members have solid education background, extensive teaching experience and research achievements in the field of a certain subject.

We have devoted significant resources to course material development to ensure that our course offerings are up-to-date, engaging and effective. We review and make reference to recent teaching and testing materials of leading public schools’ curriculum. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on students’ learning ability as well as their strengths and weaknesses.

We update our K-12 tutoring and study-abroad tutoring course materials periodically to keep up with the ongoing changes in the standard K-12 curriculum and admission tests for overseas countries. We also look into each year’s examination papers of Zhongkao and Gaokao and IELTS, TOEFL, SAT and SSAT to update our practice question database and course materials. Our updated course materials are reviewed by an expert group consisting of teachers of public schools, teaching researchers and our own teachers who have significant teaching experience in the subject. At the end of each course’s term, we evaluate, update, and improve course materials based upon feedback from teachers, students and parents as well as student performance in their examinations.

Currently, we offer children’s English courses to children in kindergarten through grade six. Our course materials for the children’s English are largely based on materials originally published by international education content providers and publishers.

Our Teachers and Consultants

Our teachers are critical to maintain the quality of our services and to promote our brand and reputation. We have a team of dedicated and highly qualified teachers with enthusiasm for education, whom we believe are essential to maintaining our consistent and high teaching quality. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, our adoption of a performance-based compensation plan, and our offering of a promising career path.

We recruit K-12 teachers based on their teaching experience, learning ability and commitment to working with us in the long term. We hire teachers for the group classes and the personalized services separately. We routinely recruit teachers graduated from universities in China and experienced teachers with a solid track record and strong reputation from local public schools. We look for candidates who have a strong sense of purpose and possess certain level of sales skills. We had 1,778 and 3,207 full-time K-12 teachers, 1,527 and 2,405 part-time teachers and 688 and 1,433 teaching assistants as of December 31, 2016 and 2017, respectively.

We hire highly qualified teachers with strong English and teaching skills for our study-abroad test preparation courses. Our study-abroad test preparation teachers are generally specialized in teaching particular courses, such as reading, writing, speaking or listening for IELTS or TOEFL. We had 107 and 976 full-time study-abroad test preparation teachers and 63 and 1,425 part-time teachers as of December 31, 2016 and 2017. As of December 31, 2017, 32.3% of our test preparation teachers had overseas studying experience and 38.7% held a master’s or doctor’s degree.

We hire consultants who are familiar with comprehensive study-abroad application procedures for our study-abroad consulting services. Our consultants had an average of over three years of consulting experience in this industry. We had 29 and 205 full- time consultants, as of December 31, 2016 and 2017, respectively. As of December 31, 2017, 27.5% of our consultants had overseas studying experience.

The quality of our educational services is critical to our business and our brand and is key to our continued growth and success. We have developed our “Nine Steps” methodology, which standardizes our teachers’ teaching activities to implement the best practices across our learning centers to ensure consistent teaching quality. We require our teachers to carry out nine steps in their teaching activities, including (i) class preparation, (ii) before-class assessment, (iii) in-class orientation, (iv) in-class lectures, (v) in-class recaps, (vi) in-class quizzes, (vii) after-class review, (viii) checking homework, and (ix) collecting feedback, and set forth standards for each step. The Nine Steps methodology enables our teachers to obtain critical information about students’ learning pattern, aptitude and performance which help them refine their course offering. It also stimulates our students to achieve academic excellence.

Each of our newly hired full-time teachers and consultants is required to undergo rigorous training and must continue to participate in periodic training programs that focus on education content, teaching or consulting skills and techniques as well as our corporate culture and values. Our teachers’ retention, compensation and promotion are to a large extent results oriented. We regularly evaluate the classroom performance and teaching results of our teachers and consultants. Our evaluation takes into consideration various factors, including (i) the K-12 group class enrollment rate, (ii) the K-12 group class student retention rate, (iii) the number of students who enroll additional courses, and (iv) the number of students who withdraw from the courses.

We offer our teachers and consultants competitive and performance-based compensation packages and provide them with prospective career development within the company. We have established a remuneration system with clear and detailed performance indicators to evaluate the performance of our teachers, consultants and other staff, which can motivate our employees in a scientific, reasonable and effective manner. We have launched systematic career advancement programs, including “Puxin Star” for top teachers, “Puxin Talents” for mid-level management and “Puxin Leadership” for senior management to build up a talents reserve for our long-term growth. We provide the participants in these programs with career advice, advanced training and team building activities with a purpose to broadening their access to growth and development opportunities.

Student Recruitment

We offer comprehensive K-12 tutoring services to students aging from three to 18. Our study-abroad tutoring services are designed to help middle school students, high school students and college students prepare for admission tests and applications for overseas study. As of December 31, 2016 and 2017, approximately 42.7% and 38.4%, respectively, of our total enrolled students for K-12 tutoring services were elementary school students and 35.9% and 46.4%, respectively, of our total enrolled students for K-12 tutoring services were middle school students. Our full K-12 curriculum allows us to maximize the lifetime value of these enrollments by satisfying the entire breadth of our student’s educational needs. In the meantime, with lowering age of students studying abroad, we are able to cross-sell our study-abroad tutoring services to K-12 student base, and vice versa, extending our presence in students’ academic careers.

We focus on retaining existing students who have enrolled in our courses, as well as attracting new students. We recruit new students through both online and offline channels, such as distributing leaflets, organizing seminars and advertising online. We believe that the greatest contributor to our success in student recruitment has been word-of-mouth referrals by our students and their parents who share their learning experiences at our learning centers with others. Students in our learning centers have significantly improved their results on Zhongkao and Gaokao practice exams, SAT, TOEFL or IELTS, which we believe has enhanced our reputation and increased our word-of-mouth referrals in the markets that we participate in.

In addition to courses we offer at our regular prices, we also offer promotional K-12 tutoring programs to attract new students and at the same time attract existing students to subscribe for more subjects, primarily during the summer and winter breaks, as well as the Labor Day and National Day holidays in China. The prices for such promotional programs are usually at a substantial discount of our regular tuition fees. In 2017, there were

172,772 student enrollments in our promotional programs, 49,435 of which chose to enroll in our regular K-12 courses after the promotional programs.

Branding and Marketing

Branding

We have established “Puxin” as a well-recognized brand among industry participants which has positioned us a leading player with successful integration experience in China’s after-school education sector. According to a selected survey conducted by Frost & Sullivan, we are named as one of the preferred partners or buyers by 70.8% of the interviewees when they seek potential acquirors of their business.

For our acquired K-12 tutoring schools, we generally continue to use their original brand names to assure stable operations of these schools in the local markets. Once these acquired schools are fully integrated into our group, we operate them under a co-brand with our own “Puxin” brand, such as “Puxin-Lingxian.” For our study-abroad tutoring services, we operate under the existing brands of the acquired entities, including Global Education, and manage their brand names as sub-brands within our group.

Marketing

We use a variety of marketing and recruiting methods to attract students and increase student enrollments of our learning centers. We recruit our students primarily through word-of-mouth referrals. Our learning centers generally enjoy high local reputation which has greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents.

We place online and mobile advertisements mainly on Baidu.com, Sogou.com and other search engines in China. We also cooperate with innovative media platforms and place advertisements or advertorials on education-focused platforms and mobile apps. Furthermore, we have established online WeChat groups with existing and prospective students and their parents. We regularly place our advertisements and share education-related information in our WeChat groups to keep close interactions with potential students and their parents.

In addition to the centralized marketing team working at our headquarters, we also have a sales force in each of our learning centers in different cities. We place outdoor display advertisements or distribute leaflets at public transportation terminals, in schools and in residential areas in selected cities. We distribute informational brochures, posters and flyers to students and parents at locations close to schools and residential areas. We also conduct extensive free information sessions to introduce our programs to our target markets. We regularly conduct information sessions, seminars and workshops to provide prospective students and their parents with opportunities to learn about the products and services that we offer. We also give calls to the parents of our existing students to inform them of our class schedule and relevant promotions.

Competition

The private education market in China is highly fragmented and competitive, and we expect competition in this sector to persist and intensify. Our major competitors in K-12 tutoring services include TAL, New Oriental and certain local players. Our major competitors in study-abroad tutoring services include New Oriental. We face competition in each type of services we offer, including in online and offline forms, and in each geographic market in which we operate.

We believe that the principal competitive factors in our markets include the following:

•	scope and quality of course offerings;

•	quality and performance of the teachers and education services offered;

•	overall student experience and satisfaction;

•	brand recognition;

•	ability to effectively market course offerings to a broad base of prospective students and their parents;

•	cost-effectiveness of courses;

•	ability to attract, train, and retain high-quality teachers;

•	ability to provide students access to courses; and

•	ability to align course offerings to specific needs of students.

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of our innovative approach to K-12 education and study-abroad test preparation tutoring and consulting services, immersive and interactive learning environment, scalable and efficient business model, extensive and high-quality teacher network, education quality, strong course development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, better brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Risk Factors—Risk Factors Related to Our Business and Industry—We face intense competition in our industry, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Technology

Our technology is crucial to our ability to support our course delivery, business development, service upgrade, study support, back-office operations and expansion. We currently use a combination of commercially available software and hardware and proprietary technology. To closely cope with evolving market conditions and student needs, we also rely on our in-house research and development for new technology initiatives. We promptly enroll our acquired schools onto our technology platform, which effectively facilitates the post-acquisition integration of such schools.

We have established an ERP system, which is an integrated system combining various management functions, including (i) data management, (ii) student enrollment management, (iii) teaching affairs administration, (iv) financial and accounting management, (v) data mining and analysis, and (v) data backup and security.

As of December 31, 2017, we had a information technology team of 100 engineers, respectively, with experience and expertise in the fields of computer sciences and software development. We may further expand this team to meet the requirements of our future research and development.

Intellectual Property

We own copyrights to the course contents we developed in-house.

Our trademarks, software copyrights, domain names, trade secrets and other intellectual property rights distinguish our program from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of December 31, 2017, we had registered 249 trademarks which bolsters our strong brand recognition in the PRC, among which, 162 trademarks held by Global Education, 70 trademarks held by Puxin and 17 trademarks held by ZMN Education. We also held 152 domain names relating to our business, including our www.pxjy.com website, with the Internet Corporation for Assigned Names and Numbers and China Internet Network Information Center, two works of art copyright and 62 registered software copyrights in the PRC as of December 31, 2017.

Facilities

We currently lease substantially all of the properties we use to operate our business. We are headquartered in Beijing, and the business premises of our schools and learning centers are located in 35 cities in China. Our leases have terms of one to 15 years. For detailed information about the locations of our facilities, see “—Our Network.”

We believe that the facilities which we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Employees

We are headquartered in Beijing, where most of our senior management and technology teams are based. We also host part of our general and administrative personnel, content development professionals and sales and marketing staff in our Beijing offices.

We had a total of 3,703 and 8,882 full-time employees as of December 31, 2016 and 2017, respectively. The following table sets forth the number of our full-time employees, categorized by function, as of December 31, 2017:

Function	Number of Full-Time Employees
Teachers, consultants and instructors(1)	4,608
Managerial staff	851
Sales and marketing	2,428
Administrative staff	895
Information technology	100

Total	8,882

(1)	Include 303 employees who are responsible for developing, updating and improving our curricula and course materials.

We enter into employment contracts with our full-time employees. We also enter into stand-alone confidentiality and non-compete agreements with them. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes.

Insurance

Global Education maintains group personal accident insurance and supplemental group personal accident insurance for students attending boarding schools, and ZMN Education maintains personal accident insurance for students. In addition, five Puxin-branded learning centers maintain public liability insurance or campus liability insurance for students. We do not maintain any other liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We maintain medical insurance for our management in China. Uninsured injury or death to our staff, or damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See “Risk Factors—Risk Factors Related to Our Business and Industry—We have limited liability insurance coverage and do not carry business disruption insurance.”

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this prospectus, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

REGULATION

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Industry and Commerce, or the SAIC, the Ministry of Civil Affairs, or the MCA, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2017 revision)

Pursuant to the Foreign Investment Industries Guidance Catalog (2017 revision), or the Foreign Investment Catalog, which was promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, amended on June 28, 2017, and effective on July 28, 2017, (1) non-academic occupational skill training education is categorized as an encouraged industry for foreign investors, (2) preschool education, high school education and higher education are restricted industries for foreign investors, who foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways with the domestic party playing a dominant role in the cooperation, and (3) compulsory education, i.e. elementary school and middle school education, is a prohibited industry for foreign investors. Other education-related businesses that are not encouraged, restricted or prohibited fall into the allowed industry for foreign investors.

Besides, Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and was amended on July 18, 2013. Pursuant to this regulation, any foreign entity that invests in the education business in China through Sino-foreign cooperation must be an education institution with relevant qualifications and experience in providing high-quality educational services outside China. Any Sino-foreign cooperative school and cooperative education program shall be approved by the relevant PRC authorities and obtain a permit for Sino-foreign cooperation in operating schools.

Additionally, on June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign education institution shall be less than 50%.

As of the date of this prospectus, our business falls into the category of allowed industry for foreign investment under the Foreign Investment Catalog.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising preschool education, elementary education, middle education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other training institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of training institutions in accordance with PRC laws and regulations. It also provides that no organization or individual is allowed to establish or operate a school or any other education institution for profit-making purposes. Under the amendment enacted on December 27, 2015 and becoming effective on June 1, 2016, the amended Education Law allows organizations and individuals to establish and operate schools or other training institutions for profit-making purposes. Nevertheless, schools and other training institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

Law on the Promotion of Private Education of the PRC and Implementation Rules for the Law on the Promotion of Private Education of the PRC

The Law on the Promotion of Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law on the Promotion of Private Education of the PRC became effective on April 1, 2004. Under these law and rules, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools that provide diploma- and degree-oriented education, preschool education, self-taught higher education examination and other categories of educational services shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operation permit, and shall be registered with the MCA or its local counterparts as a private non-enterprise entity and obtain a private non-enterprise entity certificate.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of a sponsor is required to be stated in the private school’s articles of association and the private school operation permit, similar to that of shareholders, whose names are stated in the company’s articles of association and corporate records filed with relevant authorities. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents and electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interests also differ from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsors do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsors require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Law, which came into force on September 1, 2017.

Under the Amended Private Education Law, the term “reasonable return” is no longer used and a new classification system for private schools is established based on whether they are established and operated for the purpose of making profits. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amended Private Education Law, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the private schools engaged in compulsory education should retain their non-profit status even after the Amended Private Education Law comes into force. We currently intend to register all of our private schools as for-profit schools according to the Amended Private Education Law when it is practically allowed. However, as a matter of practice, most local authorities have not started to accept or approve applications for for-profit schools because the local implementing regulations have not been promulgated and well enforced.

According to the Amended Private Education Law, the key features of the aforesaid new classification system for private schools include the following:

•	Sponsors of for-profit private schools are entitled to retain the profits and proceeds from the private schools and the operation surplus may be distributed to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•	Sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the private schools;

•	For-profit private schools are entitled to set their own tuition and other miscellaneous fees without the obligation to seek prior approvals from or to report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•	Both for-profit and non-profit private schools may enjoy preferential tax treatment. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amended Private Education Law takes effect are still unclear as more specific provisions are yet to be introduced;

•	Where there is construction or expansion of a non-profit private school, the private school may acquire the land use rights through allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the private school may acquire the land use rights by purchasing them from the government;

•	The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	The People’s governments at or above the county level may support private schools by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets. The governments may further take such measures as providing government subsidies, bonus funds and donation incentives to support non-profit private schools.

Several Opinions on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which lowers the barriers to entry into the business of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the People’s governments shall increase their support to the private schools in terms of, among others, financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students. Further, the State Council Opinions requires each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by means of preferential tax treatments.

Implementation Regulations for Classification Registration of Private Schools

On December 30, 2016, the MOE, the MCA, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Regulations for Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before the promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, reapply for a new private school operation permit, reregister as a for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by the people’s governments at the provincial level.

Implementation Regulations for Classification Registration of Private School in Shanghai

On December 26, 2017, the Shanghai government issued the Shanghai Implementation Regulations for Classification Registration of Private School, or the Shanghai Classification Registration Measures, which came into effect on January 1, 2018. Shanghai is the first provincial government publishing the detailed provincial rules regarding classification registration measures of private schools.

The Shanghai Classification Registration Measures specify the registration authorities for private schools of various types and levels, the registration procedures and the transitional arrangements for existing private schools. Private training institutions (classified as training institutions of cultural education and training institutions of vocational skills training) are required to comply with these regulations.

Pursuant to the Shanghai Classification Registration Measures, sponsors are permitted to set up for-profit private schools and non-profit private schools. However, private schools providing compulsory education may not be registered as for-profit private schools. The private schools that carry out pre-school education, compulsory education, higher education, secondary and lower vocational skills education and cultural training must be approved by the district level education bureau where the private school is registered and make filings with the municipal level education bureau. After obtaining the permit for operating a private school, private schools are required to apply for the legal person registration based on the education level, type and nature in accordance with relevant law and regulations. Approved non-profit private schools which meet relevant requirements shall apply to local branch of the MCA for the registration, while approved for-profit private shall apply to local counterparts of SAIC for the registration. Private schools may not conduct any student recruitment or teaching activities until the foregoing legal person registration is completed regardless of whether such private schools have obtained the private school operation permits.

The private schools established before November 7, 2016 are entitled to elect to register as for-profit private schools or non-profit private schools. They are required to file the written documents about their final decision to the approval authorities before December 31, 2018. Otherwise, the then-existing private schools shall not be registered as for-profit private schools

If a school elects to be registered as a non-profit private school, it must amend its articles of association, improve its governance structure and internal management systems and continue its operation before December 31, 2019. If a school elects to be registered as a for-profit private school, it shall undertake financial liquidation process, define the property right of its assets, pay up the relevant taxes and fees, complete the re-registration process and continue its operation. Private schools primarily providing higher education must complete the above procedures before December 31, 2021 and other schools must finish the above procedures before December 31, 2020.

For-profit private training institutions established before the implementation of the Shanghai Classification Registration Measures shall amend their articles of association, improve their corporate governance structure, perfect the establishing conditions, apply for the permit for a private school operation permit and finish other required procedures before December 31, 2019.

Establishment Standards for Private Training Institutions in Shanghai

On December 18, 2017, Shanghai Municipal Education Commission, Shanghai Civil Affairs Bureau, Shanghai Administration for Industry and Commerce and Shanghai Municipal Human Resources and Social Security Bureau jointly issued the Shanghai Establishment Standards for Private Training Institutions, or the Establishment Standards, Shanghai Administration Measures for For-profit Private Training Institutions and Shanghai Administration Measures for Non-profit Private Training Institutions, which are valid from January 1, 2018 to December 31, 2022.

Pursuant to the Establishment Standards, private training institutions are non-academic training institutions established by social legal entities or individuals with non-government funds and specifically engaged in cultural education and vocational skills training. The Establishment Standards also specify requirements on the education sites, teachers, teaching materials and other specific management issues of private training institutions. It stresses that private training institutions shall set up learning centers pursuant to relevant laws and regulations if they conduct training activities outside the locations specified on the private school operation permits. With the permission of approval authority, non-profit private training institutions are allowed to establish learning centers within the approved administrative district but are not entitled to set up learning centers in other districts. For-profit private training institutions may set up learning centers which shall be registered as branches pursuant to relevant regulations of AIC only if such learning centers are registered as branches of the for-profit private schools with the local AIC.

The Shanghai Administration Measures for For-profit Private Training Institutions and Shanghai Administration Measures for Non-profit Private Training Institution further provide detailed rules on the establishment, supervision and management of private training institutions.

Implementing Rules on the Supervision and Administration of For-Profit Private Schools

On December 30, 2016, the MOE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementing Rules on the Supervision and Administration of For-Profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of the SAIC.

For a detailed discussion on how the Amended Private Education Law and the above rules will affect our training institutions, see “Risk Factors—Risk Factors Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business operations.”

In addition to the Amended Private Education Law and the rules above mentioned, more implementing regulations will be introduced to further provide detailed requirements for the operation of non-profit and for-profit private schools:

•	the amendment to the Implementation Rules for the Law on the Promotion of Private Education of the PRC;

•	the local regulations relating to legal entity registration of for-profit and non-profit private schools; and

•

the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the provinces in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and measures for collection of non-profit private schools’ fees.

Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, which prohibits teachers of elementary and secondary schools from providing paid tutoring in schools or in out-of-school training institutions. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Risk Factors—Risk Related to Our Business and Industry—We may not be able to continue to recruit, train and retain a sufficient number of qualified teachers and consultants.”

Regulations Related to Online Business

Internet Information Services

The State Council promulgated the Internet Information Services Administrative Measures, or the Internet Information Measures, on September 25, 2000, and amended on January 8, 2011. According to the Internet Information Measures, Internet information services refers to service activities which provide information to online users through the Internet, which are divided into services of a commercial nature and services of a non-commercial nature. Commercial Internet information services refer to paid services of providing information or creating webpages offered to online users through the Internet, while non-commercial Internet information services refer to services free of charge of providing public information to online users through the Internet. Entities engaging in commercial Internet information services shall obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities. Entities engaging in non-commercial Internet information services shall complete filings with the telecommunications authorities.

Broadcasting Audio-Visual Programs through the Internet or Other Information Network

The Administrative Measures Regarding Internet Audio-Visual Program Services, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly known as the State Administration of Radio, Film and Television, or SARFT), on July 6, 2004 and came into effect on October 11, 2004, applies to the activities relating to the opening, broadcasting, integration, transmission or downloading of audio-visual programs using the Internet or other information networks. Under the Audio-Visual Measures, in order to engage in the business of transmitting audio-visual programs, a license issued by SAPPRFT is required, and “audio-visual programs (including the audio-visual products of film and televisions)” is defined as audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign-invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated Certain Decisions on the Entry of Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital or foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures have been repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, and became effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the Internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the

Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008. Under the Audio-Visual Program Provisions, “Internet audio-visual program services” is defined as the activity of producing, redacting and integrating audio-visual programs, providing them to the general public via Internet, and providing services for other people to upload and transmit audio-visual programs; providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or to complete certain registration procedures with SAPPRFT. In general, providers of Internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SAPPRFT. In a press conference jointly held by SAPPRFT and MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, SAPPRFT and MIIT clarified that providers of Internet audio-visual program services who are engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of Internet audio-visual program services so long as those providers had not violated relevant laws and regulations in the past. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of Internet audio-visual program services that are engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On April 1, 2010, SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarifies the scope of Internet audio-visual program services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category under the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of the term “internet audio-visual programs.”

Internet Cultural Activities

On February 17, 2011, MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions require ICP service providers engaging in commercial Internet cultural activities to obtain a permit from the appropriate culture authority. Internet cultural activities include (i) the production, duplication, importation, and broadcasting of Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of Internet cultural products. “Internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include Internet cultural products produced specifically for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art and cartoons and duplicated for dissemination on the Internet.

Internet Publishing

On February 4, 2016, SAPPRFT and MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures. According to the Internet Publishing Measures, an entity shall obtain an online publishing services permit to provide online publishing services. Online publishing services refers to the provision of online publications to the public through information networks. Online publications refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by SAPPRFT.

We are in the process of applying for an ICP license and may also be required to obtain a license for the online transmission of audio-visual programs, an internet culture permit and an online publishing services permit for the operation of our online educational products.

Regulation Relating to Publication Distribution

The State Council promulgated the Administrative Regulations on Publishing, or the Publishing Regulations, on December 25, 2001, and amended them on February 2, 2016. In accordance with the Publishing Regulations, publishing activities refer to the publishing, printing, copying, importation or distribution of publications, such as books, newspapers, periodicals, audio and video products and electronic publications, and an entity engaging in publishing activities is required to obtain an approval from the relevant publication administrative authorities. Under the Administrative Measures for the Publication Market, or the Publication Market Measures, which was jointly promulgated by the SAPPRFT and the MOFCOM and became effective on March 25, 2011, as amended on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-visual products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

Provisions on Intermediary Service for Self-Funded Overseas Studies

On June 17, 1999, the MOE, the Ministry of Public Security and the SAIC jointly promulgated the Provisions on Intermediary Service for Self-Funded Overseas Studies, which became effective on the same date. Pursuant to the regulations, the institutions which intend to carry out intermediary service business shall apply for the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies with the provincial education authorities. On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancelation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, canceled the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is canceled. This decision provides that after the cancelation of such requirements, the MOE and the SAIC shall study and develop a contract template for reference, and strengthen their guidance for, regulation on and service to intermediate service organizations and that the relevant industrial association shall take on a self-disciplinary role.

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the NPC on April 29, 1998, amended by the Standing Committee of the NPC on October 28, 2008, and became effective as of May 1, 2009, as well as other relevant detailed fire prevention regulations, require that premises of training institutions and their tutoring branches must either obtain a fire safety assessment permit or complete a fire safety filing. Nevertheless, in accordance with the Provisions on Supervision and Administration of Fire Protection of Construction Projects, which was promulgated by the Ministry of Public Security on July 17, 2012 and amended on November 1, 2012, a construction project that is not subject to a construction permit is exempted from the fire safety filing requirement. And according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit.

Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Risk Factors—Risk Factors Related to Our Business and Industry—A significant portion of our training institutions are not in compliance with fire safety regulations.”

In addition, fire departments conduct spot inspections irregularly. The training institutions and their tutoring branches that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulations Relating to Employment, Social Insurance and Housing Provident Fund

Employment

According to the PRC Labor Law, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on July 5, 1994, came into effect January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees. An employer shall establish and develop labor safety and health systems, stringently implement national protocols and standards on labor safety and health, get employees to receive labor safety and health education, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with the relevant national standards. An employer must provide employees with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, and provide regular health examinations for employees that are engaged in work with occupational hazards. Employees engaged in special operations must receive specialized training and obtain pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations, and vocational training for employees shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, amended on December 28, 2012, and came into effect July 1, 2013, combined with the Implementation Regulations on Labor Contract Law, which was promulgated and became effective September 18, 2008, regulate the parties to labor contracts, namely employers and employees, and contain specific provisions relating to the terms of labor contracts. Under the Labor Contract Law and the Implementation Regulations on Labor Contract Law, a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with its employees or by fulfilling the statutory conditions. Where a labor relationship has already been established without a written labor contract, the written labor contracts shall be entered into within one month from the date on which the employee commences working.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees.

Housing Provident Fund

According to the Administrative Regulations on the Administration of the Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions paid and deposited both by employees and their unit employer shall be owned by the employees.

A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in the full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in the full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people’s court for compulsory enforcement.

PRC Laws and Regulations Relating to Trademark, Domain Name and Copyright

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on August 30, 2013, and came into effect from May 1, 2014, the term “registered trademarks” refers to trademarks that have been approved by and registered with the Trademark Office of the State Administration for Industry & Commerce, and includes commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark registered under its name, which shall be protected by laws.

Domain Name

Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, domain name registration is subject to the principle of “first come, first served.” The domain names registered or used by an organization or individual may not contain any contents prohibited by laws and administrative regulations. A domain name registration applicant is required to provide the domain name registration service agency with true, accurate and complete identity information on the domain name holder.

Copyright and Software Registration

The Standing Committee of the NPC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on November 8, 2011 and January 30, 2013, respectively, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The owner of a software copyright may authorize others to exercise that copyright, and shall have the right to receive remuneration. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration.

Regulations on Tax

PRC Enterprise Income Tax Law

In January 2008, the PRC Enterprise Income Tax Law, or PRC EIT Law, took effect. The PRC EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Small and micro enterprises meeting certain conditions are entitled to a preferential EIT rate of 20%. Under the PRC EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a nonresident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation, or the SAT, in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: (i) senior management personnel and departments responsible for daily production, operation and management; (ii) financial and personnel decision-making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have voting rights.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Prepshine Holdings Co., Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Purong Beijing, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Nonresident Enterprises, or the Nonresident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such nonresident enterprise. Further, the Nonresident Enterprises Measures provide that, in case of an equity transfer between two nonresident enterprises which occurs outside China, the nonresident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant nonresident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Nonresident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a nonresident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Nonresident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 and the Nonresident Enterprises Measures on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure for the withholding of nonresident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

•	for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

•	the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located with seven days from the date of occurrence of the withholding obligation;

•	where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

•	for the income tax required to be withheld under Article 37 of the PRC EIT Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the nonresident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the PRC EIT Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the nonresident enterprise fails to declare and pay tax in accordance with Article 39 of the PRC EIT Law, the tax authority may order it to pay the tax within a specified time limit and the nonresident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the nonresident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

•	the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax. The withholding obligator shall set up the account books for withholding and payment of tax and file of contracts and materials to accurately record the withholding and payment of nonresident enterprise income tax; and

•	where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the PRC EIT Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within five working days from the date where it is determined that the payable tax is not withheld in accordance with the law, send the Contact Letter for Nonresident Enterprise Tax Matters to the competent tax authority of the place of occurrence of income and notify the latter of the tax-related matters of the nonresident enterprise.

Where nonresident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our nonresident investors may become at risk of being required to file a return and taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

PRC Value-added Tax in Lieu of Business Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. Pilot industries in Shanghai include industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched its pilot program on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on the Comprehensive Promotion of the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of Business Tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries and living service industries. Some of our subsidiaries as a small-scale taxpayer will be required to pay VAT at a tax rate of 3% for the services.

Draft PRC Foreign Investment Law

On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalog for special administrative measures, or the “negative list,” which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trust, will be treated as foreign-invested enterprises, or FIEs, whereas foreign investment in China in the foreign investment restricted industries by a foreign investor may nonetheless apply for being, when obtaining market entry clearance by the foreign investment administration authority, treated as a PRC domestic investment if the foreign investor is determined by the foreign investment administration authority as being “controlled” by PRC entities and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

PRC Laws and Regulations Relating to Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF that became effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts. Pursuant to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013 and the Notice on Matters concerning the Macro-Prudential Administration of Full-Covered Cross-Border Financing issued by the People’s Bank of China on January 11, 2017, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is subject to a upper limit calculated based on a statutory formula, and the foreign-invested enterprise is required to file with SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Rules, as amended from time to time up until the date of this prospectus, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in China may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (e.g., board resolutions and tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approved by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities and derivative products abroad are subject to registration with SAFE or its local counterparts and approval from or filling with other relevant PRC government authorities, if necessary.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and becoming effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises within the PRC through a new entity, merger or acquisition and other ways to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of any change in the basic information such as the domestic individual shareholder, name, operation term, etc. in connection with such SPV, or if there is a capital increase, decrease, equity transfer or swap, merge, spinoff or other material changes in connection with such SPV, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, the SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment ( “SAFE Circular 13”), which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations with SAFE as required by SAFE Circular 37.

Regulations on Share Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, which was issued by SAFE in February 2012, the domestic individuals, including PRC citizens and non-PRC citizens residing in China for a continuous period of not less than one year (but excluding the foreign diplomatic personnel and representatives of international organizations), who participate in any share incentive plan of an overseas publicly listed company, such as its employees, directors, supervisors and other senior management, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and certain other procedures are also required to be completed. Failure to complete the SAFE registrations may result in fines and legal sanctions on such domestic individuals and may also limit their capability to contribute additional capital into the wholly foreign-owned subsidiary in China and further limit such subsidiary’s capability to distribute dividends.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC will be subject to PRC individual income tax when they exercise share options or are granted restricted shares. The PRC subsidiaries of such overseas listed company have the obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes levied on those employees exercising their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) such foreign investor acquires any equity interests or subscribes for any new equity interests in a domestic enterprise whereby such domestic enterprise is converted into a foreign-invested enterprise; or (2) such foreign investor establishes a foreign-invested enterprise, which then purchases and operates the assets of a domestic enterprise, or such foreign investor purchases the assets of a domestic enterprise and then injects those assets into a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic enterprise or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

For a detailed description of the risks associated with the M&A Rules, see “Risk Factors—Risk Factors Related to Doing Business in the PRC—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Yunlong Sha	42	Founder, Chairman, Chief Executive Officer
Peng Wang	41	Chief Financial Officer
Ming Hu	46	Director
Kehai Xie	52	Director
Xiaoxiao Liu	32	Director

Mr. Yunlong Sha is the founder of our company and has served as chairman of our board and our chief executive officer since 2014. Prior to starting our business in 2014, Mr. Sha served as senior vice president and held various managerial positions at New Oriental Education & Technology Group Inc. from 2001 to 2014. Mr. Sha received his EMBA degree from Cheung Kong Graduate School of Business and bachelor’s degree in law from Renmin University of China.

Mr. Peng Wang has served as our chief financial officer since 2017. Mr. Wang joined us in 2017. Mr. Wang previously served as senior vice president at China Hi-Tech Group Co., Ltd. from October 2016 to October 2017 and served as principal of a school under New Oriental Education & Technology Group Inc. from March 2010 to October 2016. Mr. Wang received his doctor’s degree in economics from Renmin University of China.

Ms. Ming Hu has served as our director since 2015. Ms. Hu also has served as director of CITIC Publishing Group Corporation since September 2016. Ms. Hu previously held various managerial positions at Huayi Brothers Media Corporation from May 2005 to February 2016. Ms. Hu received her master’s degree from the University of International Business and Economics.

Mr. Kehai Xie has served as our director since 2014. Mr. Xie has served as director, president and chief executive officer of Peking University Founder Group Co., Ltd. since 2015 and served as senior vice president of Peking University Founder Group Co., Ltd. from January 2010 to July 2015. Mr. Xie has also served as chairman of PKU Founder IT Group Co. Ltd. since November 2015 and as chairman of PKU Founder Education Investment Group Co. Ltd. since June 2016. Mr. Xie received his master degree in business administration and bachelor’s degree from the University of Science and Technology Beijing.

Ms. Xiaoxiao Liu has served as our director since 2018. Ms. Liu has served as vice president of Trustbridge Partners since 2015. Ms. Liu previously served as manager of acquisition and finance department of KPMG from June 2011 to July 2015. Ms. Liu received her bachelor’s degree in economics from Fudan University.

Board of Directors

Our board of directors currently consists of four directors. Under our post-offering amended and restated memorandum and articles of association, which will come into effect upon the completion of this offering, our board of directors will consist of at least [one] director. Our directors will be elected by a resolution of the holders of our ordinary shares, or by a resolution of our directors. There is no shareholding requirement for qualification to serve as a member of our board of directors.

A director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

[The Corporate Governance Rules of the NYSE/the NASDAQ Stock Market Rules] generally require that a majority of an issuer’s board of directors must consist of independent directors. However, [the Corporate Governance Rules of the NYSE/the NASDAQ Stock Market Rules] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of              and             , and is chaired by             . Our board of directors has determined that              and              satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605(c)(2) of the NASDAQ Stock Market Rules]. We have determined that              qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;

•	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	periodically reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee will consist of              and              and is chaired by             . Our board of directors has determined that              satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605 (c)(2) of the NASDAQ Stock Market Rules]. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the compensation for our senior executives;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	reporting to our board of directors periodically;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of              and             , and is chaired by             . Our board of directors has determined that              and              satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and [Section 303A of the Corporate Governance Rules of the NYSE/Rule 5605 (c)(2) of the NASDAQ Stock Market Rules]. The nominating and corporate governance committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

•	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

•	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

•	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Compensation of Directors and Officers

In 2017, the aggregate cash compensation and benefits that we paid to our directors and executive officers was US$9,702. No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Employment Agreements and Indemnification Agreements

We have entered into an employment agreement with each of our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives a 30-day prior written notice to terminate such employment. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed not to disclose, use, transfer or sell, except in the course of employment with our company and for the purpose of carrying out his or her duties as an officer of our company, any of our confidential information or proprietary data so long as such information or proprietary data remains confidential and has not been disclosed or is not otherwise in the public domain. Each officer has agreed that we shall own all the intellectual property developed by such officer during his or her employment. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plans

2014 Great Talent Share Incentive Plan

In December 2014, Puxin Education adopted the 2014 Great Talent Share Incentive Plan. Under the 2014 Great Talent Share Incentive Plan, the maximum aggregate number of shares of Puxin Education that may be issued will not exceed 158,400,000. The term of the options will not exceed seven years from the date of the grant. We granted 142,783,400 options of Puxin Education from 2015 to 2017.

[2018 Grand Talent Share Incentive Plan

Our board of directors adopted the 2018 Grand Talent Share Incentive Plan in              2018. The purpose of the 2018 Grand Talent Share Incentive Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success. The 2018 Grand Talent Share Incentive Plan provides for the issuance of up to              ordinary shares.

The table below sets forth, as of the date of this prospectus, the option grants made to our directors and executive officers and to other individuals as a group under our 2018 Grand Talent Share Incentive Plan.

Name	Number of Ordinary Shares to Be Issued upon Exercise of Options	Exercise Price per Ordinary share (in US$)	Date of Grant	Date of Expiration

*	Upon exercise of all options granted, each of these directors and executive officers [or other individuals as a group] would beneficially own less than 1% of our outstanding share capital.

The following paragraphs summarize the terms of the 2018 Grand Talent Share Incentive Plan.

Eligible participants. Any of our or our affiliates’ employees, officers, directors, consultants or advisers or any other individual whose participation in the Share Incentive Plan is determined by our board of directors to be in our best interests is eligible to participate in the 2018 Grand Talent Share Incentive Plan.

Share reserve. The maximum aggregate number of ordinary shares that will be issued under the 2018 Grand Talent Share Incentive Plans is             .

Administration. The board of directors has full power and authority to administer the 2018 Grand Talent Share Incentive Plan, and may from time to time delegate such administration to a committee of the board of directors. These administrative powers include, but are not limited to, designating participants, determine the types of awards to be made, establish the terms and conditions of any award and amend, supplement or modify the terms of any outstanding award.

Options. An option granted under the 2018 Grand Talent Share Incentive Plan will have specified terms set forth in an award agreement and will also be subject to the provisions of the 2018 Grand Talent Share Incentive Plan. The board of directors will determine in the relevant award agreement the purchase price per share upon exercise of the option, with the purchase price being no less than the fair market value of the shares on the option grant date. The board of directors will also determine in the relevant award agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the ordinary shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the 2018 Grand Talent Share Incentive Plan will not exceed ten years from the date the option is granted.

Stock appreciation rights. A stock appreciation right granted under the 2018 Grand Talent Share Incentive Plan will entitle the recipient to receive, upon exercise thereof, the excess of the fair market value of one of our ordinary shares over the grant price of the stock appreciation right. The board of directors will determine the grant price of a stock appreciation right, not to be less than the fair market value of one of our ordinary shares on the date of issuance.

Restricted stock. Restricted stock issued under the 2018 Grand Talent Share Incentive Plans may be subject to restrictions imposed by the board of directors, including limitations on the right sell the restricted stock, to vote or receive dividends. The board of directors may also determine that certain or all of these restrictions will lapse after a given period of time.

Restricted stock units. Restricted stock units issued under the 2018 Grand Talent Share Incentive Plan will be represented by a bookkeeping entry representing the equivalent of one of our ordinary shares, and a holder thereof will have no rights of stockholders of the company.]

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group;

•	each person known to us to own beneficially more than 5% of our ordinary shares[; and

•	each selling shareholder].

The calculations in the shareholder table below assume that there are 164,000,000 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and              ordinary shares outstanding immediately after the completion of this offering, including (i)              ordinary shares to be sold by us in this offering in the form of ADSs, and (ii)              ordinary shares converted from our preferred shares and convertible notes, assuming that the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

	Ordinary Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned after this Offering		Percentage of Votes Held after this Offering
	Number	%(1)	Number	%	%
Directors and Executive Officers†:
Yunlong Sha(2)	77,080,000	47.0
Ming Hu	—	—
Kehai Xie	—	—
Xiaoxiao Liu	—	—
Peng Wang(3)	*	*
All directors and executive officers as a group	77,080,000	47.0
Principal [and Selling] Shareholders:
Long bright Limited(4)	77,080,000	47.0
Puxin Nova Limited(5)	21,761,652	13.3
Gao & Tianyi Limited(6)	8,200,000	5.0
Long wit Limited(7)	8,200,000	5.0
Long belief Limited(8)	8,200,000	5.0
Long favor Limited(9)	17,103,724	10.4

*	Less than 1% of our total outstanding shares on an as-converted basis.
†	The business address of Mr. Yunlong Sha and Mr. Peng Wang is Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District, Beijing, China. The business address of Ms. Ming Hu is Room 1208, Tower 2, China Central Place, Jianguo Road, Chaoyang District, Beijing, China. The business address of Mr. Kehai Xie is Room G-12B-03, Jinyu International, No. 48 Wangjing West Road, Chaoyang District, Beijing, China. The business address of Ms. Xiaoxiao Liu is 655 Haike Road, Pudong New Area, Shanghai, China.

(1)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 164,000,000, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.
(2)	Represents 77,080,000 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 18,000,000 ordinary shares are mortgaged to Haitong International Investment Holdings Limited, 8,300,000 ordinary shares are mortgaged to CICC ALPHA Eagle Investment Limited and 2,000,000 ordinary shares are mortgaged to China Central International Asset Management Co., Limited.
(3)	Mr. Peng Wang holds options issued by Puxin Education under the share incentive plan which was adopted by Puxin Education in December 2014.
(4)	Represents 77,080,000 ordinary shares held by Long bright Limited, a British Virgin Islands company wholly owned by Mr. Yunlong Sha, among which 18,000,000 ordinary shares are mortgaged to Haitong International Investment Holdings Limited, 8,300,000 ordinary shares are mortgaged to CICC ALPHA Eagle Investment Limited and 2,000,000 ordinary shares are mortgaged to China Central International Asset Management Co., Limited. The registered address of Long bright Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Two, Tortola, British Virgin Islands.
(5)	Represents 21,761,652 ordinary shares held by Puxin Nova Limited, a British Virgin Islands company owned by certain employees of our company. The registered address of Puxin Nova Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(6)	Represents 8,200,000 ordinary shares held by Gao & Tianyi Limited, a British Virgin Islands company wholly owned by Mr. Liang Gao. The registered address of Gao & Tianyi Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(7)	Represents 8,200,000 ordinary shares held by Long wit Limited, a British Virgin Islands company wholly owned by Ms. Chunxiang Tan. The registered address of Long wit Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(8)	Represents 8,200,000 ordinary shares held by Long belief Limited, a British Virgin Islands company wholly owned by Ms. Chunxiang Tan. The registered address of Long belief Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(9)	Represents 17,103,724 ordinary shares held by Long favor Limited. Long favor Limited holds these 17,103,724 ordinary shares for the purpose of transferring such shares to the plan participants according to our option awards under the share incentive plan of Puxin Education adopted in December 2014, [which will be replaced by our 2018 Grand Talent Share Incentive Plan], and administers the awards and acts according to our instructions. Long favor Limited exercises the voting power with respect to these shares according to our instructions. Long favor Limited is a company incorporated in the British Virgin Islands. Mr. Yun Xiao is the sole shareholder. The registered address of Long favor Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

As of the date of the prospectus, none of our outstanding ordinary shares or preferred shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

See “Description of Share Capital—History of Securities Issuances” for a description of the history of our share issuances and transfers.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements between our PRC subsidiaries, our VIE, the shareholders of our VIE and certain subsidiaries of our VIE.

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Management—Share Incentive Plan” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals.

Other Related Party Transactions

As of December 31, 2016, we had amounts due from Tianjin Puxian Education and Technology Limited Partnership, or Tianjin Puxian, which is one shareholder of Puxin Education, of RMB9,000 for miscellaneous expenses paid by Puxin Education on behalf of Tianjin Puxian. As of December 31, 2017, all such outstanding amounts due from Tianjin Puxian had not been paid off.

As of December 31, 2016, we had amounts due to Mr. Yunlong Sha and Ms. Wenjing Song, who is married to Mr. Yunlong Sha, in an aggregate amount of RMB3.0 million for miscellaneous operating expenses paid by Mr. Yunlong Sha and Ms. Wenjing Song on behalf of Puxin Education. As of December 31, 2017, all such outstanding amounts due from us had been paid off.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an exempted company with limited liability under the Companies Law (as amended) of the Cayman Islands on March 17, 2017, and our affairs are governed by our post-offering amended and restated memorandum and articles of association and the Companies Law (as amended) of Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$50,000 divided into (i) 988,082,120 ordinary shares with a par value US$0.00005 each, and (ii) 11,917,880 Series A preferred shares with a par value US$0.00005 each. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be redesignated or converted into ordinary shares on a one-for-one basis.

We plan to adopt a second amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital immediately prior to the completion of the offering will be US$             divided into              ordinary shares of a par value of US$0.00005 each. We will issue              ordinary shares represented by ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that will become effective upon the closing of this offering.

[Ordinary Shares

General. Holders of ordinary shares have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. [Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.]

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our post-offering amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the ordinary shares transferred are free of any lien in favor of us; and

•	a fee of such maximum sum as the [NYSE/NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NYSE/NASDAQ], be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our post-offering amended and restated articles of association permit us to purchase our own shares. In accordance with our post-offering amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least seven clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders, but with the consent of 75 percent of the shareholders entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing [not less than one-third of all voting power of our share capital in issue].

Voting Rights Attaching to the Shares. Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders’ meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Share of which he or the person represented by proxy is the holder.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital. We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	subdivide our existing shares, or any of them into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

However, no alteration contemplated above, or otherwise, may be made to the par value of the ordinary shares unless an identical alteration is made to the par value ordinary shares.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.]

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as an exempted limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the completion of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the [NYSE/NASDAQ] rules in lieu of following home country practice after the completion of this offering. The [NYSE/NASDAQ] rules require that every company listed on the [NYSE/NASDAQ] hold an annual general meeting of shareholders. In addition, our post-offering amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Registration Rights

Under the shareholders agreement dated February 5, 2018, we have granted certain registration rights to holders of our registrable securities, which include our Series A preferred shares or our ordinary shares converted from the preferred shares. Pursuant to the convertible promissory note due on August 4, 2022 in the principal amount of US$25 million to Haitong International Investment Holdings Limited, or Haitong, dated August 4, 2017, or the Haitong Note, if we have not completed a qualified initial public offering, or we have not fully repaid the Haitong Note, or the Haitong Note has not converted into preferred shares before or on July 1, 2019, the outstanding principal amount under the Haitong Note will automatically converted into our convertible preferred shares for which we will grant certain registration rights.

Demand Registration Rights

For the Series A preferred share, at any time commencing six months after the closing of this offering, and for the Haitong Note, at any time after the closing of this offering, holders of at least 10% of the registrable securities then outstanding have the right to demand that we file a registration statement covering the registration of such registrable securities. In the event of an underwritten offering therein, we are not required to register the registrable securities of a holder unless such holder’s registrable securities are included in the underwriting and such holder enters into an underwriting agreement with the underwriters selected by us and under the terms as have been agreed upon between us and the underwriters or agreed otherwise. The underwriters of any underwritten offering may exclude up to (i) 70%, for the Series A preferred share, (ii) 75%, for the Haitong Note, of the number of registrable securities from being included in the applicable registration statement so long as such exclusion is justified. Further, we are not obligated to effect more than two such demand registrations initiated by such holders of registrable securities, except that (i) we fails to perform our obligations under the Form S-3 or Form F-3 registration rights below relating to a demand registration; or (ii) as a result of underwriter cutback, the holders of registrable securities cannot include in the offer all the registrable securities that they have requested to be included therein.

In addition, we have the right to defer filing of a registration statement for up to 90 days if our board determines in good faith judgement that the filing of a registration statement would be materially detrimental to us and our shareholders, provided that within any 12-month period, we do not exercise this right and during such 90 days, we do not file any registration statement pertaining to the public offering of our securities.

Form S-3 or Form F-3 registration rights

If we are qualified to use Form S-3 or Form F-3, Holders of registrable securities have the right to request that we file a registration statement under either Form S-3 or Form F-3 and any related qualification or compliance with respect to all or part of the registrable securities owned by such holder. However, we are not obligated to effect any such registration qualification or compliance, if (i) Form S-3 or Form F-3 becomes unavailable for such offering by such holders, or (ii) the holders together with the holders of any other securities of us entitled to inclusion in such registration, propose to sell registrable securities and such other securities at an aggregate price of less than US$1,000,000 to the public; or (iii) within six months preceding the date of such request, we have already effected a registration under the Securities Act other than a registration from which the registrable securities of holders have been duly excluded.

We have the right to defer filing of a registration statement for up to 90 days if our board determines in good faith judgement that the filing of a registration statement would be materially detrimental to us and our shareholders, provided that we may not utilize this deferral right more than once in any 12-month period and during such 90 days, we do not file any registration statement pertaining to the public offering of our securities.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities (including registration statements relating to secondary offerings of our securities, but excluding those relating to any demand registration or form F-3 registration rights), we must offer holders of registrable securities the opportunity to include all or any part of their securities in this registration. However, we are not required to register the registrable securities of a holder, unless such holder’s registrable securities are included in the underwriting and such holder enters into an underwriting agreement with the underwriters selected by us and under the terms as have been agreed upon between us and the underwriters, if our initial public offering is for an underwritten offering. The underwriters of any underwritten offering may exclude up to (i) 70% of the number of registrable securities, for Series A preferred share, (ii) 75% of the number of registrable securities for the Haitong Note, from being included in the applicable registration statement so long as such exclusion is justified.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback, Form S-3 or Form F-3 registration, except that shareholders shall bear underwriter’s discount or selling commission relating to registration and sale of their securities. But for the demand registration right in the Haitong Note, such expenses shall not exceed US$50,000 for each registration in aggregate. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless under a few situations.

Termination of Our Obligation on the Registration Rights

Notwithstanding the foregoing, we will have no obligation to effect the demand registration, piggyback registration, or Form S-3 or Form F-3 registration of any registrable securities (i) five years after the completion of this offering, or (ii) if all such registrable securities proposed to be sold by a holder may then be sold pursuant to Rule 144 under the Securities Act in one transaction without exceeding the volume limitations thereunder.

Market Stand-Off Agreement

To the extent requested by the lead underwriters of our securities in connection with a registration relating to a specific proposed public offering, subject to certain conditions, such holder will enter into a lock-up or standoff agreement in customary form to agree not sell or otherwise transfer or dispose of any registrable securities or our other shares owned by such holder as of the date of such registration for up to 180 days following the effective date of the related registration statement.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the Cayman Islands. The corporate statutes of the State of Delaware and the Cayman Islands are similar, and the flexibility available under Cayman Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Cayman Islands law provides that every director of a Cayman Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of his responsibilities. In addition, Cayman Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes Cayman Islands law or the memorandum and articles of association of the company.

Written Consent of Directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under Cayman Islands law and our post-offering amended and restated memorandum and articles of association, only a simple majority of the directors will be required to sign a written consent in order for such consent to take effect.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our post-offering amended and restated memorandum and articles of association will provide that our directors shall call an annual meeting of the shareholders and may convene any additional meetings as they consider necessary or desirable.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, generally speaking, shareholder approval is required when more than 50% in value of the assets of a company are being sold, transferred, leased, exchanged or otherwise disposed of to any person if such sale, transfer, lease, exchange or other disposition is not made in the usual or regular course of the business carried out by the company.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our post-offering amended and restated memorandum and articles of association, shares may be purchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be purchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “—Compulsory Acquisition” below. In addition, our directors must be satisfied, on reasonable grounds, that, immediately following the purchase, redemption or other acquisition, the value of our assets will exceed our liabilities, and we will be able to pay our debts as they fall due.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the Companies Law, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

Independent Directors

There are no provisions under Delaware corporate law or under the Companies Law that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our post-offering amended and restated memorandum and articles of association will not provide for cumulative voting.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association will provide that directors may be removed at any time, with or without cause, by a resolution of shareholders approved by a vote of more than 50% of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the Companies Law, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the Cayman Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the Cayman Islands are incorporated. In respect of such a merger or consolidation, a Cayman Islands company is required to comply with the provisions of the Companies Law, and a company incorporated outside the Cayman Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Conflicts of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The Companies Law provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. Subject to certain exceptions, a transaction entered into by a company in respect of which a director is interested is voidable unless the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is entered into in the ordinary course of the company’s business and on usual terms and conditions. As permitted by Cayman Islands law and our post-offering amended and restated memorandum and articles of association, a director interested in a particular transaction will be permitted to vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction, provided that the material facts of such director’s interest in the transaction are disclosed to the other directors or are known by the other directors.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

Cayman Islands law has no comparable provision. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay our debts as they fall due.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by our post-offering amended and restated memorandum and articles of association, the rights attached to any class of shares may only be varied by a resolution of shareholders passed at a meeting of shareholders by the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class that would be adversely affected by such variation.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our post-offering amended and restated memorandum and articles of association can be amended by the affirmative vote of not less than two-thirds of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is summary of our securities issuances in the past three years.

Ordinary Shares

Upon incorporation of Puxin Limited on March 17, 2017, we issued 8,524 ordinary shares to Long bright Limited, 820 ordinary shares to Gao & Tianyi Limited, 492 ordinary shares to Pution Limited and 164 ordinary shares to Prospect Limited for an aggregate consideration of US$4.

On August 4, 2017, we issued 85,231,476 ordinary shares to Long bright Limited, 8,199,180 ordinary shares to Gao & Tianyi Limited, 4,919,508 ordinary shares to Pution Limited and 1,639,836 ordinary shares to Prospect Limited for an aggregate consideration of US$5,000.

On February 5, 2018, we issued 21,761,652 ordinary shares to Puxin Nova Limited, 3,336,744 ordinary shares to Stary International Limited, 40,000 ordinary shares to Long wit Limited, 8,200,000 ordinary shares to Long belief Limited, 1,640,000 ordinary shares to Long faith Limited and 17,103,724 ordinary shares to Long favor Limited for an aggregate consideration of US$2,606.

Preferred Shares

On February 5, 2018, we issued 5,958,940 Series A preferred shares to Trustbridge Partners VI, L.P. for a consideration equivalent to RMB130,806,000 and 5,958,940 Series A preferred shares to Fasturn Overseas Limited for a consideration of US$298.

Notes Issued to Haitong International Investment Holdings Limited

On August 4, 2017, pursuant to a notes purchase agreement dated August 1, 2017, we issued a convertible promissory note due on August 4, 2022 in the principal amount of US$25 million and an ordinary promissory note due on August 4, 2019 in the principal amount of US$25 million to Haitong International Investment Holdings Limited, or Haitong.

The convertible note bears a compound interest rate of 12% per annum on the outstanding principal amount, or upon an event of default, bears a compound interest rate of 12% per annum on any unpaid and outstanding principal amount and accrued interest. If this offering occurs before or on June 30, 2019, the convertible note will be automatically converted into our ordinary shares upon the completion of this offering. The conversion price per ordinary share will be equal to 70%, 65% or 60% of the public offering price of our ordinary shares if this offering is completed before or on December 31, 2018, between January 1, 2019 and March 31, 2019, or between April 1, 2019 and June 30, 2019, respectively. Based on the public offering price of our ADSs, the convertible note will be automatically converted into              ordinary shares upon the completion of this offering. If a qualified initial public offering fails to occur before or on June 30, 2019, the convertible note will be automatically converted into redeemable and convertible preferred shares on July 1, 2019 except that Haitong notifies us of its decision to choose repayment in cash rather than conversion for the principal and accrued interest at least five business days prior to June 30, 2019. In the event of default, Haitong may declare all outstanding payment obligations by us under the convertible note to be immediately due and payable.

The ordinary note bears a simple interest rate of 8% per annum on the outstanding principal amount, or upon an event of default, bears a simple interest rate of 12% per annum on any unpaid and outstanding principal amount and accrued interest. The note will become due and payable on August 4, 2019 and Haitong has right to extend the expiration date for one additional year to August 4, 2020.

Haitong and Haitong International Securities Company Limited, an underwriter to this offering, are both wholly owned by Haitong International Finance Company Limited, which is ultimately owned by Haitong International Securities Group Limited.

Convertible Note Issued to CICC ALPHA Eagle Investment Limited

On September 29, 2017, pursuant to a convertible note purchase agreement dated August 15, 2017 and an amendment to the convertible note purchase agreement dated September 28, 2017, we issued a convertible promissory note due on September 29, 2021 in the principal amount of US$23 million to CICC ALPHA Eagle Investment Limited, or CICC ALPHA.

The convertible note bears a simple interest rate of 15% per annum on the outstanding principal amount. If the Company’s initial public offering of its ordinary shares occurs before or on June 30, 2020, CICC ALPHA has the right to convert all or any part of the outstanding principal amount into our ordinary shares upon the completion of this offering. The conversion price per ordinary share will be equal to 70% or 55% of the public offering price of our ordinary shares if the Company’s initial public offering of its ordinary shares is completed before or on June 30, 2019 or between July 1, 2019 and June 30, 2020, respectively. Based on the public offering price of our ADSs, CICC ALPHA has elected to convert the principal amount of US$             million into              ordinary shares upon the completion of this offering. The portion of the outstanding principal amount that CICC ALPHA elects not to be converted into our ordinary share will be redeemed and repurchased by us on the date of the completion of the initial public offering at a redemption price calculated based on a compound interest rate of 15% per annum. If an initial public offering fails to occur before or on June 30, 2020, CICC ALPHA has the right to convert all or any part of the outstanding amount into preferred shares. In the event of default, CICC ALPHA may request us to immediately redeem the convertible note. If we fail to repay any amount due and payable, default interest shall begin to accrue on the outstanding amount, including the interest accrued hereunder, at a rate of 0.05% per calendar day, compounded daily.

CICC ALPHA and China International Capital Corporation Hong Kong Securities Limited, an underwriter to this offering, are under the common control by China International Capital Corporation.

Convertible Debt Arrangement with Jiangyin Huazhong Investment Management Co., Ltd.

On June 15, 2017, Jiangyin Huazhong Investment Management Co., Ltd., or Huazhong, Mr. Yunlong Sha and Puxin Education entered into a convertible debt investment agreement. Pursuant to this agreement, Huazhong provides a credit facility in an amount up to RMB300 million to Puxin Education and has the right to elect to convert the unpaid and outstanding amount under the credit facility into ordinary shares of Puxin Limited upon the initial public offering of Puxin Limited. The conversion price per ordinary share will be equal to 90%, 80% and 70% of the public offering price of the ordinary shares if the public offering application is submitted before or on December 31, 2018, between January 1, 2019 and December 31, 2019, or between January 1, 2020 and December 31, 2020, respectively. As of the date of this prospectus, we have drawn down an aggregate principal amount of RMB190 million (US$27.4 million) under the credit facility. Pursuant to an agreement between Huazhong and us, we will grant (i) three warrants for the drawdown amounts of RMB190 million, and (ii) a warrant for each future drawdown under the credit facility to the affiliated entity appointed by Huazhong which entitles Huazhong to subscribe Puxin Limited shares after the completion of the IPO.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver the ADSs. Each ADS will represent ownership of              ordinary shares, deposited with             , as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at             . The principal executive office of the depositary is located at             .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not possible or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held or the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancelation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the

United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

•	Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lockup period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lockup Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our post-offering amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our amended and restated memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our amended and restated memorandum and articles of association, any resolutions of our board of directors adopted pursuant to such amended and restated memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our amended and restated memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of [NYSE/NASDAQ] and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed, or our amended and restated memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$ per ADS issued

• Cancelation of ADSs, including the case of termination of the deposit agreement	Up to US$ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$ per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights.	Up to US$ per ADS issued

Service	Fees

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary, operation and maintenance services	Up to US$ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit);

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit;

•	fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs; and

•	any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancelation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancelation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancelation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancelation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our amended and restated memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•	are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our amended and restated memorandum and articles of association or provisions of or governing deposited securities;

•	are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities or (vi) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) regulations it may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities; or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding              ADSs representing              ordinary shares, or approximately             % of our              total outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144, a person or entity that has beneficially owned our ordinary shares, in the form of ADSs or otherwise, for at least six months and is not our “affiliate” will be entitled to sell our ordinary shares, including ADSs, subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without any restriction. A person or entity that is our “affiliate” and has beneficially owned our ordinary shares for at least six months will be able to sell, within a rolling three month period, the number of ordinary shares that does not exceed the greater of the following:

(i)	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

(ii)	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on [NYSE/NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Stock Options

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our ordinary shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lockup arrangements and would only become eligible for sale when the lockup period expires.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lockup Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Each of our [executive officers, directors, existing shareholders and certain option and warrant holders] has agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers, existing shareholders or option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change possibly with retroactive effect. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Walkers, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC law, it is the opinion of Tian Yuan Law Firm, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell LLP, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the ordinary shares or ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax. There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In addition, SAT Circular 82 issued by SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a 10% tax may be withheld on dividends we pay to our non-PRC enterprise shareholders and may be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs if such dividends or gains are deemed to be from sources within the PRC. Furthermore, non-PRC resident individual holders of our shares or ADSs may be subject to tax of 20% on dividends and any gains if such amounts are deemed to be derived from sources within the PRC. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Tax Consequences

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that acquires our ADSs or ordinary shares in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum or Medicare contribution tax consequences, or differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, conversion transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners or investors;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these reduced tax rates in their particular circumstances.

Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs) the depositary’s, receipt of the dividends. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—PRC Taxation,” dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—PRC Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain rents and royalties and gains from assets that produce passive income. Cash is a passive asset for purposes of the PFIC rules. Goodwill that is associated with an active income-producing activity of a non-U.S. corporation is generally an active asset unless, for U.S. federal income tax purposes, the non-U.S. corporation is a controlled foreign corporation (“CFC”) that is not publicly traded “for the taxable year.” We were a CFC during a portion of the first quarter of 2018, but do not expect to be a CFC for the remainder of 2018.

Because we were both non-publicly traded and a CFC during a portion of 2018, it is not clear whether we can use the value of our assets rather than their tax basis in determining our PFIC status for 2018. We believe it is reasonable to use our assets’ value for this purpose. Assuming this position is respected, and based upon the nature of our business, the composition of our income and assets and the estimated value of our assets, (which is based on the expected price of our ADSs), we do not expect to be a PFIC for 2018 or in the foreseeable future. However, in light of the uncertainty as to whether the value of our assets (rather than their tax basis) can be taken into account in determining our PFIC status for 2018, and because in any event we have significant cash balances (taking into account the expected proceeds from this offering), it is not clear whether we will be a PFIC for 2018.

In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In addition, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules. If it were determined that we are not the owner of the stock of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC. In light of the foregoing, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for 2018 or any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we are a PFIC for 2018 and the availability of a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the manner. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The [NYSE/NASDAQ], where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize at the end of each taxable year (i) as ordinary income any excess of the fair market value of the ADSs over their adjusted tax basis, or (ii) as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares or any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on Internal Revenue Service (“IRS”) Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for 2018 or any other taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2018, the underwriters named below, for whom Citigroup Global Markets Inc. is acting as the representative, have severally and not jointly agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name of Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Barclays Capital Inc.
Haitong International Securities Company Limited
China International Capital Corporation Hong Kong Securities Limited

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Each of Haitong International Securities Company Limited (“Haitong International”) and China International Capital Corporation Hong Kong Securities Limited (“CICC Hong Kong”) will offer the ADSs in the United States through its respective SEC-registered broker-dealer affiliate in the United States, i.e., Haitong Securities USA LLC and CICC US Securities, Inc., as well as pursuant to Rule 15a-6 under the Exchange Act.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of [covering over-allotments], if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$

[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.]

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$             million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, FINRA-related fees and expenses of the underwriters’ legal counsel, the [NYSE/NASDAQ] listing fee, and printing, legal, accounting and miscellaneous expenses.

We have applied for approval for listing the ADSs on [NYSE/NASDAQ] under the symbol “[●].” [In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.]

We have agreed that, without the prior written consent of the representative, subject to certain exceptions, we and they will not, for a period of 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

Our officers and directors, [certain of our employees, certain of our shareholders and certain option and warrant holders] have agreed that, without the prior written consent of the representative, such parties, subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representative on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to do not apply to:

•	[the sale of shares to the underwriters;

•	the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to our ordinary shares or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of such ordinary shares or other securities acquired in such open market transactions; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of our ordinary shares, provided that (1) such plan does not provide for the transfer of our ordinary shares during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our ordinary shares may be made under such plan during the restricted period.]

The foregoing lockup period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lockup period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lockup period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lockup period or provide notification to the representative of any earnings release or material news or material event that may give rise to an extension of the initial lockup period, the lockup will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lockup agreements with our directors or officers, if the representative, in its sole discretion, agrees to release or waive the restrictions set forth in a lockup agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lockup agreements prior to the expiration of the corresponding period.

[In addition, we have instructed             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

[At our request, the underwriters have reserved for sale, at the initial public offering price, up to              ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lockup restriction. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of Barclays Capital Inc. is 745 7th Avenue, New York, NY 10019, United States. The address of Haitong International Securities Company Limited is 22/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representative and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Conflicts of Interest

Haitong, an affiliate of Haitong International, holds two convertible promissory notes issued by us in the aggregate principal amount of US$50 million, which will be automatically converted into              ordinary shares upon the completion of this offering. CICC ALPHA, an affiliate of CICC Hong Kong holds a convertible promissory note issued by us in the principal amount of US$23 million, of which CICC ALPHA has the right to either convert any or all into ordinary shares or redeem any or all for cash upon the completion of this offering. There is a risk that 5% or more of the net offering proceeds may be applied to such redemption if CICC ALPHA so elects. For details, see “Description of Share Capital—History of Securities Issuances.” As a result, CICC Hong Kong may be deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA. Accordingly, this offering is being made in compliance with the applicable provisions of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering because the FINRA members primarily responsible for managing this offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. In accordance with Rule 5121, CICC Hong Kong will not confirm any sales to any account over which it exercises discretionary authority without specific written approval of the transaction from the account holder.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

[Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland. The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre. This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA), received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.]

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the [NYSE/NASDAQ] listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority, Inc. filing fee	US$
[NYSE/NASDAQ] listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Han Kun Law Offices. Davis Polk & Wardwell LLP may rely upon Walkers with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Wilson Sonsini Goodrich & Rosati may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Puxin Education Technology Group Co., Ltd. included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Puxin Limited included in this prospectus has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon the report of such item given upon their authority as expert in accounting and auditing.

The consolidated financial statements of ZMN International Education Consulting (Beijing) Ltd. included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Beijing Global Education & Technology Co, Limited included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at 8/F, Deloitte Tower The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

PUXIN LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Puxin Education Technology Group Co., Ltd.

We have audited the accompanying consolidated balance sheet of Puxin Education Technology Group Co., Ltd. (the “Company”), its subsidiaries and schools (collectively the “Group”) as of December 31, 2016, and the related consolidated statement of operations, change in deficit and cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

February 8, 2018

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, or otherwise noted)

	As of December 31,
	2016	2016
	RMB	USD
		(Note 2)
ASSETS

Current assets
Cash and cash equivalents	100,109	14,419
Prepaid expenses and other current assets	36,262	5,223
Amounts due from a related party	9	1

Total current assets	136,380	19,643

Non-current assets
Restricted cash	5,409	779
Property, plant and equipment, net	33,723	4,857
Intangible assets	55,167	7,946
Goodwill	346,972	49,974
Deferred tax assets	637	92
Rental deposit	15,829	2,280

TOTAL ASSETS	594,117	85,571

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities	173,395	24,975
Income tax payable	2,925	421
Deferred revenue, current portion	299,017	43,067
Amounts due to related parties	3,048	439

Total current liabilities	478,385	68,902

Non-current liabilities
Deferred revenue, non-current portion	19,302	2,780
Deferred tax liabilities	13,734	1,978

TOTAL LIABILITIES	511,421	73,660

Commitments and Contingencies (Note 14)

MEZZANINE EQUITY
Equity interest with preferential feature	120,000	17,284

SHAREHOLDERS’ DEFICIT
Paid-in capital	30,500	4,393
Additional paid-in capital	214,598	30,909
Accumulated deficit	(282,300)	(40,660)

Total Puxin Education shareholders’ deficit	(37,202)	(5,358)
Non-controlling interest	(102)	(15)

TOTAL SHAREHOLDERS’ DEFICIT	(37,304)	(5,373)

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ DEFICIT	594,117	85,571

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of RMB and USD, or otherwise noted)

	Year ended December 31,
	2016	2016
	RMB	USD
		(Note 2)
Net revenues	439,181	63,255
Cost of revenues	257,995	37,159

Gross profit	181,186	26,096

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB991)	123,370	17,769
General and administrative expenses (including share-based compensation expenses of RMB50,272)	185,496	26,717

Total operating expenses	308,866	44,486

Operating loss	(127,680)	(18,390)
Interest income	464	67

Loss before income taxes	(127,216)	(18,323)
Income tax expenses	388	56

Net loss	(127,604)	(18,379)
Less: Net loss attributable to non-controlling interest	(48)	(7)

Net loss attributable to equity shareholders of Puxin Education Technology Group Co., Ltd.	(127,556)	(18,372)

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN DEFICIT

(In thousands of RMB and USD, or otherwise noted)

	Attributable to shareholders of the Company
	Paid-in capital	Additional paid-in capital	Accumulated deficit	Total	Non-controlling interest	Total deficit
Balance as of January 1, 2016	30,500	130,735	(154,744)	6,491	(54)	6,437
Net loss for the year	—	—	(127,556)	(127,556)	(48)	(127,604)
Share-based compensation	—	51,263	—	51,263	—	51,263
Contribution from shareholders	—	32,600	—	32,600	—	32,600

Balance as of December 31, 2016 in RMB	30,500	214,598	(282,300)	(37,202)	(102)	(37,304)

Balance as of December 31, 2016 in USD	4,393	30,909	(40,660)	(5,358)	(15)	(5,373)

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of RMB and USD, or otherwise noted)

	Year ended December 31,
	2016	2016
	RMB	USD
		(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(127,604)	(18,379)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property, plant and equipment	3,735	538
Amortization of intangible assets	10,158	1,463
Gain on disposal of property, plant and equipment	(566)	(82)
Share-based compensation	51,263	7,383
Deferred income taxes	(3,147)	(453)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9,557)	(1,377)
Amounts due from a related party	(9)	(1)
Deferred revenue	107,458	15,477
Accrued expenses and other current liabilities	43,705	6,292
Income tax payable	2,925	421
Amount due to related parties	3,048	439

Net cash generated from operating activities	81,409	11,721

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(68,166)	(9,818)
Purchase of property, plant and equipment	(21,093)	(3,038)

Net cash used in investing activities	(89,259)	(12,856)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of equity interest with preferential feature	70,000	10,082

Net cash generated from financing activities	70,000	10,082

Net increase in cash and cash equivalents, and restricted cash	62,150	8,947
Cash and cash equivalents, and restricted cash at beginning of the year	43,368	6,251

Cash and cash equivalents, and restricted cash at end of the year	105,518	15,198

Supplemental schedule of cash flow information
Income taxes paid	610	88
Acquisition of subsidiaries not paid	93,585	13,479

Reconciliation to amounts on consolidated balance sheet
Cash and cash equivalents	100,109	14,419
Restricted cash	5,409	779

Total cash, cash equivalents, and restricted cash	105,518	15,198

The accompanying notes are an integral part of the consolidated financial statements.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Puxin Education Technology Group Co., Ltd. (the “Company” or “Puxin Education”) was founded in September 2014, as a limited liability company in the People’s Republic of China (“PRC”) incorporated by Mr. Yunlong Sha, Chief Executive Officer (“CEO”) of the Company. The Company, its subsidiaries and schools (collectively the “Group”) are primarily engaged in providing K-12 tutoring services and study abroad tutoring services in the PRC.

As of December 31, 2016, details of the Company’s significant subsidiaries and schools were as follows:

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Subsidiaries and schools(1):
Beijing Shangxin Education Technology Co., Ltd. (“Beijing Shangxin”)	September 28, 2014	PRC	100%	Education services
Beijing Meitong Education Consulting Co., Ltd. (“Beijing Meitong”)	July 22, 2015	PRC	100%	Education services
Yunnan Pude Education Information Consulting Co., Ltd. (“Yunnan Pude”)	January 4, 2016	PRC	100%	Education services
Taiyuan Puxin Culture and Arts Co., Ltd. (“Taiyuan Puxin Arts”)	April 30, 2015	PRC	100%	Education services
Taiyuan Fubusi Education School (“Taiyuan Fubusi”)	April 30, 2015	PRC	100%	Education services
Taiyuan Puxin Culture Communication Co., Ltd. (“Taiyuan Puxin Communication”)	June 30, 2015	PRC	100%	Education services
Taiyuan Mercan School (“Taiyuan Mercan”)	June 30, 2015	PRC	100%	Education services
Tianjin Xinsiyuan Culture Communication Co., Ltd. (“Tianjin Xinsiyuan”)	June 30, 2015	PRC	100%	Education services
Tianjin Shengjia Training Center (“Tianjin Shengjia”)	June 30, 2015	PRC	100%	Education services
Guizhou Puxintian Education Technology Co., Ltd. (“Guizhou Puxintian”)	November 22, 2015	PRC	100%	Education services
Qingzhen Tiantian English Training School (“Qingzhen Tiantian”)	November 22, 2015	PRC	100%	Education services
Baiyun District Tiantian English School (“Baiyun Tiantian”)	November 22, 2015	PRC	100%	Education services
Guiyang Wudang Tiantian English School (“Wudang Tiantian”)	November 22, 2015	PRC	100%	Education services

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of establishment or acquisition	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Guiyang Huaxi Tiantian Training School (“Huaxi Tiantian”)	November 22, 2015	PRC	100%	Education services
Guiyang Yunyan Tiantian Education Training School (“Yunyan Tiantian”)	November 22, 2015	PRC	100%	Education services
Nanjing Diyu Investment Management Co., Ltd (“Nanjing Diyu”)	January 18, 2016	PRC	100%	Education services
Nanjing Innovation School (“Nanjing Innovation”)	January 18, 2016	PRC	100%	Education services
Shanghai Pukuan Education Technology Co., Ltd. (“Shanghai Pukuan”)	May 5, 2016	PRC	100%	Education services
Shanghai Xinkebiao Education Training Center (“Shanghai Xinkebiao”)	May 5, 2016	PRC	100%	Education services
Beijing Hope Education Consulting Co., Ltd. (“Beijing Hope”)	June 21, 2016	PRC	100%	Education services

(1)	The net revenues generated from these subsidiaries and schools were accounted for RMB256,055 of Group’s total net revenues for the year ended December 31, 2016. The English names are for identification purpose only.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and intangible assets, impairment assessment of long-lived assets and goodwill, valuation of share-based compensation and payments, purchase price allocation for business acquisition and valuation of ordinary shares. Actual results may differ materially from those estimates.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group. All intercompany balances and transactions have been eliminated.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, amounts due from a related party, other receivables, deposits and amounts due to a related party are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

Financial instruments

The Group’s financial instruments consist primarily of cash on hand, amounts due from/to related parties and other payables.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Convenience translation - continued

using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheet, and the related consolidated statement of operations, change in deficit and cash flows from Renminbi (“RMB”) into US dollars as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Restricted cash

Restricted cash represents cash deposits in restricted bank accounts, required by local regulations, for operating schools. The deposits in restricted bank accounts cannot be withdrawn until these schools are closed. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Electronic equipment	3 years	5%
Motor vehicles	5 years	5%
Furniture and education equipment	5 years	5%
Leasehold improvement	Shorter of lease term or estimated economic life	—

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of operations.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and intangible assets - continued

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, the company may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, the Group considers the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the result of annual goodwill impairment assessment, no impairment charge was recognized for the year ended December 31, 2016.

Acquired intangible assets other than goodwill consist of student base, which are carried at cost, less accumulated amortization and impairment. The amortization periods are as follows:

Student Base	2.5 - 7 years

Amortization expenses were RMB10,158 for the year ended December 31, 2016.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets - continued

would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the year ended December 31, 2016.

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. Revenue represents amounts received or receivable for services provided in the normal course of business, net of discounts and sales related tax.

The Group generated its revenues from two business lines as follows:

(i) K-12 tutoring services

The Group offers various types of after-school tutoring services to help students improve their academic performance and qualify for their desired schools and universities.

The after-school tutoring services primarily consist of after-school group class courses and personalized tutoring courses. Tuition fees are generally collected in advance and are initially recorded as deferred revenue. Deferred revenue is recognized proportionately as the tutoring sessions are delivered.

(ii) Study abroad tutoring services

•	Study-abroad test preparation services

The Group offers study abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs in other countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered.

•	Study-abroad consulting services

The Group offers study abroad consulting services to provide quality advisory guidance for students who intend to study abroad. The Group charges each student an up-front prepaid fee based on the scope of consulting services requested by the student and recognizes revenue over the service period.

For the year ended December 31, 2016, net revenues were as follows:

Year ended December 31,
2016
RMB
Services:
K-12 tutoring services	370,712
Study-abroad test preparation services	59,145
Study-abroad consulting services	9,324

Total net revenues	439,181

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred revenue

Deferred revenue primarily consists of tuition fees and consulting service fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Such VAT Pilot Program were phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Businesses in the Pilot Program would pay VAT instead of business tax. Starting from May 1, 2016, the Pilot Program was promoted nationwide in a comprehensive manner in the PRC. With the implementation of the Pilot Program, the Company’s certain subsidiaries and schools are subject to VAT at the rate of 3%, as small scale VAT payer, and the remaining subsidiaries and schools are subject to VAT at the rate of 6%, as general VAT payer, which were all previously subject to business tax. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in Group’s consolidated financial statements.

Since May 2016, in accordance with Cai Shui [2016] No. 68, the nonacademic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. Therefore, the Group’s nonacademic educational programs and services in short-term training schools which were previously subject to business tax are now subject to VAT.

Business tax

Pursuant to the PRC tax laws, before the implementation of the Pilot Program, tutoring services and consulting services were subject to business tax at the rate of 3% or 5%. Revenue is reported net of business taxes of RMB2,754 for the period from January 1, 2016 to April 30, 2016.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Share-based compensation

The Group measures the cost of employee share options based on the grant date fair value of the award and recognizes compensation cost over the period during which an employee is required to provide services in exchange for the award, which generally is the vesting period. For the graded vesting share options, the Group recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

Comprehensive income

The Group had no items of other comprehensive income for the year ended December 31, 2016. As such, the Group is not required to report other comprehensive income or comprehensive income.

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its schools. The Group is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or nonoccurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB105,515 as of December 31, 2016.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and prepayment and other current assets. As of December 31, 2016, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this ASU defer the effective date of ASU 2014-09, that the ASU should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09).

The Group expects to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. The Group has substantially completed a review of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on the amount or timing of its K-12 tutoring services and study-abroad test preparation services revenues, but will be required to assess variable consideration included in its study-abroad consulting service contracts and make judgments and estimates throughout the applicable periods. Certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue. Based on the Group’s review, the adoption of this guidance will not have a material effect on the Group’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for our company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

Newly adopted accounting pronouncements

In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (1) limited partnerships and similar legal entities, (2) the evaluation of variable interests for fees paid to decision makers or service providers, (3) the effect of fee arrangements and related parties on the primary beneficiary determination, and (4) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Group has adopted the new standards in the 2016 fiscal year, which did not have a material impact on the consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The Group adopted the new standard in the 2016 fiscal year, which did not have a material effect on the consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this ASU require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this ASU apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this ASU may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group adopted this guidance in the

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

2016 fiscal year, retroactively. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (1) income tax consequences; (2) classification of awards as either equity or liabilities; (3) accruals of compensation costs based on the forfeitures; (4) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Group early adopted the amendments on a retrospective basis and restricted cash has been presented as part of cash and cash equivalents for the year ended December 31, 2016. As of December 31, 2016, restricted cash of RMB5,409 is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

3.	BUSINESS ACQUISITION

Acquisition of Shanghai Pukuan

On May 5, 2016, the Group acquired 100% equity interests in Shanghai Pukuan. The total consideration for the acquisition of Shanghai Pukuan amounted to RMB20,200 which included RMB19,600 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of Tianjin Puxian Education Technology LLP (“Puxian”) which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Shanghai Pukuan operates K-12 tutoring services in the PRC. The merging of Shanghai Pukuan’s training centers with its strong teaching team and expansive student base allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Shanghai Pukuan - continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Amortization period
Cash and cash equivalents	2,887
Prepaid expenses and other current assets	17,121
Restricted cash	1,120
Accrued expenses and other current liabilities	(2,568)
Deferred revenue	(19,807)
Intangible assets	4,700	6.7 years
Deferred tax liabilities	(1,175)
Goodwill	17,922

Total	20,200

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

Acquisition of Luoyang Pucai Education Technology Co., Ltd. (“Luoyang Pucai”)

On July 31, 2016, the Group acquired 100% equity interests in Luoyang Pucai. The total consideration for the acquisition of Luoyang Pucai amounted to RMB27,900 which included RMB20,500 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Luoyang Pucai operates K-12 tutoring services in the PRC. The merging of Luoyang Pucai’s training centers with its strong teaching team and expansive student base allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Luoyang Pucai Education Technology Co., Ltd. (“Luoyang Pucai”) - continued

This transaction was considered a business acquisition and recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	2,494
Prepaid expenses and other current assets	8,113
Property, plant and equipment, net	42	3 - 5 years
Accrued expenses and other current liabilities	(640)
Deferred revenue	(10,105)
Intangible assets	2,800	4.4 years
Deferred tax liabilities	(700)
Goodwill	25,896

Total	27,900

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the economy of scale, increase in cross-selling opportunities as well as synergy resulting from the acquisition.

Acquisition of Xi’an Shanghe Culture Development Co., Ltd. (“Xi’an Shanghe”)

On November 15, 2016, the Group acquired 100% equity interests in Xi’an Shanghe. The total consideration for the acquisition of Xi’an Shanghe amounted to RMB27,800 which included RMB25,200 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Xi’an Shanghe operates K-12 tutoring services in the PRC. The merging of Xi’an Shanghe’s training centers with its strong teaching team and expansive student base allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Xi’an Shanghe Culture Development Co., Ltd. (“Xi’an Shanghe”) - continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	3,998
Prepaid expenses and other current assets	5,874
Restricted cash	20
Property, plant and equipment, net	187	3 - 5 years
Accrued expenses and other current liabilities	(3,164)
Deferred revenue	(8,272)
Intangible assets	3,000	3.1 years
Deferred tax liabilities	(750)
Goodwill	26,907

Total	27,800

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Acquisition of Dalian Pude Education Consulting Co., Ltd. (“Dalian Pude”)

On November 28, 2016, the Group acquired 100% equity interests in Dalian Pude. The total consideration for the acquisition of Dalian Pude amounted to RMB51,700 which included RMB47,000 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Dalian Pude operates K-12 tutoring services in the PRC. The merging of Dalian Pude’s training centers with its strong teaching team and expansive student base allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Dalian Pude Education Consulting Co., Ltd. (“Dalian Pude”) - continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	1,475
Prepaid expenses and other current assets	28,060
Property, plant and equipment, net	20	3 - 5 years
Accrued expenses and other current liabilities	(8,848)
Deferred revenue	(20,659)
Intangible assets	9,200	4.1 years
Deferred tax liabilities	(2,300)
Goodwill	44,752

Total	51,700

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Acquisition of Luzhou Puxin Culture Communication Co., Ltd. (“Luzhou Puxin”)

On December 31, 2016, the Group acquired 100% equity interests in Luzhou Puxin. The total consideration for the acquisition of Luzhou Puxin amounted to RMB18,700 which included RMB14,300 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

Luzhou Puxin operates K-12 tutoring services in the PRC. The merging of Luzhou Puxin’s training centers with its strong teaching team and expansive student base allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Acquisition of Luzhou Puxin Culture Communication Co., Ltd. (“Luzhou Puxin”) - continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	165
Prepaid expenses and other current assets	3,372
Property, plant and equipment, net	155	3 - 5 years
Accrued expenses and other current liabilities	(73)
Deferred revenue	(3,464)
Intangible assets	5,300	4 years
Deferred tax liabilities	(1,325)
Goodwill	14,570

Total	18,700

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Other acquisitions

In 2016, the Group acquired 100% equity interests in Jinan Qifa Education Consulting Co., Ltd (“Jinan Qifa”), Nanjing Diyu, Shaoxing Puxin Education Consulting Co., Ltd. (“Shaoxing Puxin”), Ningbo Puxin Education Technology Co., Ltd. (“Ningbo Puxin”), Chengdu Qidi Wanjuan Education Consulting Co., Ltd. (“Chengdu Qidi”), Nanjing Dreams & Stars Information Consulting Co., Ltd. (“Nanjing Dreams”), Shenzhen Davis Information Consulting Co., Ltd. (“Shenzhen Davis”), Beijing Hope, Beijing Quakers Education Consulting Co., Ltd. (“Beijing Quakers”) and Shenyang Being Modern Foreign Language School (“Shenyang Being”) and acquired certain tutoring businesses from third parties (collectively “Other Acquirees”). The total consideration for the acquisition of Other Acquirees amounted to RMB97,377 which included RMB84,677 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of Puxian which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder.

These acquired entities are in the operation of K-12 tutoring services and study abroad tutoring services in the PRC. The merging of Other Acquirees’ training centers with its strong teaching team and expansive student base allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Other acquisitions - continued

These transactions were considered business acquisitions and therefore were recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	5,280
Prepaid expenses and other current assets	36,412
Restricted cash	100
Property, plant and equipment, net	1,193	3 - 5 years
Accrued expenses and other current liabilities	(4,880)
Deferred revenue	(42,910)
Intangible assets	14,300	2.5 - 7 years
Deferred tax liabilities	(3,575)
Goodwill	91,457

Total	97,377

The tangible and intangible assets valuation for the acquisitions described above were based on valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from these acquisitions.

The following information summarizes the results of operations attributable to the acquisitions included in the Group’s consolidated statement of operations since the acquisition date:

	Year ended December 31, 2016
	Shanghai Pukuan	Luoyang Pucai	Xi’an Shanghe	Dalian Pude	Luzhou Puxin	Others
Net revenues	24,430	12,420	4,139	4,089	—	94,313
Net income (loss)	(1,610)	(604)	319	(1,154)	—	(17,277)

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the year ended December 31, 2016 assuming that these above acquisitions occurred on January 1, 2016. The following unaudited pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period as indicated, nor is it indicative of future operating results:

	Year ended December 31, 2016
	Puxin Education Consolidated	Pro Forma Adjustments						Pro Forma Consolidated (unaudited)
		Shanghai Pukuan (unaudited)	Luoyang Pucai (unaudited)	Xi’an Shanghe (unaudited)	Dalian Pude (unaudited)	Luzhou Puxin (unaudited)	Others (unaudited)
Pro forma net revenues	439,181	11,833	27,069	32,895	61,204	30,224	37,688	640,094
Pro forma net (loss) income	(127,604)	(822)	(909)	(3,173)	(4,017)	3,979	(5,021)	(137,567)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

As of December 31, 2016
RMB
Prepaid rental expenses	26,170
Staff advances	2,677
Prepaid other service fees	7,096
Others	319

36,262

5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

As of December 31,
2016
RMB
Electronic equipment	12,008
Motor vehicles	1,418
Furniture and education equipment	9,797
Leasehold improvement	24,171

Total	47,394
Less: Accumulated depreciation	(13,671)

33,723

Depreciation expenses were RMB3,735 for the year ended December 31, 2016.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

6.	GOODWILL

The Group has two reporting units that carry goodwill. The changes in carrying amount of goodwill for the year ended December 31, 2016 were as follows:

As of December 31,
2016
RMB
Costs:
Beginning balance	125,468
Acquisition of subsidiaries and schools	221,504

Ending balance	346,972
Accumulated goodwill impairment loss	—

Goodwill, net	346,972

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill for the year ended December 31, 2016.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

As of December 31, 2016
RMB
Consideration payable in connection with business acquisitions	93,585
Salary and welfare payable	62,794
Accrued expenses	8,032
Other tax payable	4,830
Payables for purchase of property, plant and equipment	1,039
Others	3,115

173,395

8.	FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash and cash equivalents and restricted cash at fair value on a recurring basis as of December 31, 2016. Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The carrying amounts of amounts due from/to related parties approximate their fair values due to their short-term maturity.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

8.	FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a non-recurring basis

The Group measures long-term investments and goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

9.	SHARE-BASED COMPENSATION

In December, 2014, the Company approved the 2014 Great Talent Share Incentive Plan (“2014 Plan”) which provides for the grant of options to eligible employees of the Company. Under 2014 Plan, the maximum aggregate number of shares that may be issued shall not exceed 158,400,000. The term of the option shall not exceed 7 years from the date of the grant.

The options will vest in accordance with the vesting schedules set out in the respective share option agreements with vesting period ranged from 0 to 5 years.

The Company determined the estimated fair value of the options on the respective grant dates using the binomial option pricing model with the assistance from an independent valuation firm, with the following assumptions used in 2016.

Grant date	Year ended December 31, 2016

Risk-free interest rate	1.94%~2.92%
Volatility	47%
Dividend yield	—
Exercise multiples	2.2~2.8
Life of options	7.0

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options, plus the country default spread of China.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)	Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

9.	SHARE-BASED COMPENSATION - continued

(5)	Life of options

Life of options is extracted from option agreements.

The activity in stock options during year ended December 31, 2016 was set out below:

	Outstanding options
	Number of options	Weighted average exercise price	Weighted average grant date fair value	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Options outstanding at January 1, 2016	18,670,000	0.04	1.64	5.69
Granted	15,404,500	0.08	4.16	6.62
Exercised	8,955,000	0.08	4.16	6.62

Options outstanding at December 31, 2016	25,119,500	0.05	2.29	5.92	114,959

Options vested and expected to vest as of December 31, 2016	25,119,500	0.05	2.29	5.92	114,959

Option exercisable as of December 31, 2016	—	—	—	—	—

Total intrinsic value of options exercised for the year ended December 31, 2016 was RMB40,718. The total fair value of options vested during the year ended December 31, 2016 was RMB37,223.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses of RMB51,263 for the year ended December 31, 2016. As of December 31, 2016, there was RMB40,682 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 3.92 years.

10.	EQUITY INTEREST WITH PREFERENTIAL FEATURE

In 2015, the Company issued 12.267% of equity interest with preferential feature to Shanghai Trustbridge Investment Management Ltd.(“Shanghai Trustbridge”) for a total consideration of RMB120,000, with RMB50,000 and RMB70,000 paid in 2015 and early 2016, respectively.

Key terms of equity interest with preferential feature are summarized as follows:

Voting Rights

The holders of equity interest with preferential feature and ordinary shares shall vote together based on their shareholding ratio.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

10.	EQUITY INTEREST WITH PREFERENTIAL FEATURE - continued

Dividends

If the Board of Directors decides to pay dividends, the holders of equity interest with preferential feature have same right as ordinary shares to obtain dividends calculated by the proportion of equity interest they hold.

Redemption

Upon the occurrence of events including a non-occurred qualified initial public offering (the “IPO”) by December 31, 2019, ceasing work or breaking of competition covenant by the founders, and significant violation of the agreement with holders of the equity interest with preferential feature, the Company shall redeem all the respective outstanding equity interest with preferential feature. The redemption price shall be a return at a rate of 8% per annum compounded annually from the applicable investment date to the date on which the applicable redemption amount is paid in full.

Liquidation

In the event of liquidation, the holders of equity interest with preferential feature shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount at a rate of 8% per annum compounded annually from the applicable investment date to the date on which the applicable redemption amount is paid in full.

In the event of insufficient funds available to pay in full the preference amount in respect of equity interest with preferential feature, the entire assets and funds of the Company legally available for distribution to the holders of equity interest with preferential feature shall be distributed on a pro rata basis among the holders of equity interest with preferential feature in proportion to issued price.

11.	INCOME TAXES

The Company’s subsidiaries and schools, which were entities incorporated in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (“EIT”), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

Year ended
December 31,
2016
RMB
Current tax expense	3,535
Deferred tax expense	(3,147)

388

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

11.	INCOME TAXES - continued

The principle components of deferred taxes were as follows:

As of December 31,
2016
RMB
Deferred tax assets
Accrued expenses	4,129
Net operating loss carrying forwards	19,189

Total deferred tax assets	23,318
Less: valuation allowance	(22,681)

Deferred tax assets, net	637

As of the year ended December 31, 2016, the Group had net operating loss carried forward of RMB76,756 from the Company’s PRC entities, which will expire on various dates from December 31, 2017 to December 31, 2021.

As of December 31,
2016
RMB
Deferred tax liabilities
Acquired intangible assets	13,734

Total deferred tax liabilities	13,734

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations was as follow:

Year ended December 31, 2016
RMB
Loss before income taxes	(127,216)
Income tax benefit computed at an applicable tax rate of 25%	(31,804)
Permanent differences	13,948
Effect of preferential tax rate	(28)
Change in valuation allowance	18,272

388

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2016.

12.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

12.	EMPLOYEE DEFINED CONTRIBUTION PLAN - continued

insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB33,454 for the year ended December 31, 2016.

13.	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Yunlong Sha	The CEO and the Chairman of the Board of Directors of the Company
Ms. Wenjing Song	Spouse of Mr. Yunlong Sha
Puxian	Shareholder of the Company

(2)	The significant balances between the Group and its related parties were as follows:

As of December 31, 2016
RMB
Amounts due from:
Puxian	9

9

Amounts due to:
Mr. Yunlong Sha	48
Ms. Wenjing Song	3,000

3,048

The balances with related parties were interest-free, unsecured and repayable on demand.

14.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and schools consisted of the following at December 31, 2016:

Years ending December 31,
2017	86,325
2018	59,754
2019	43,043
2020	30,305
2021 and thereafter	53,463

272,890

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

14.	COMMITMENTS AND CONTINGENCIES - continued

Operating lease commitments - continued

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year ended December 31, 2016, total rental expense for all operating leases amounted to RMB74,245.

Contingencies

The Group is in the process of preparing filings and applying for permits of training institutions and tutoring branches. The contingent liability related to not meeting the filing requirements cannot be reasonably estimated, pending on authoritative interpretation and implementation guidances, the Group did not record any liabilities pertaining to this.

15.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.

The Group identified two operating segments, including K-12 tutoring services and study abroad tutoring services. All these two operating segments are identified as reportable segments.

The Group primary operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the year ended December 31, 2016
	K-12	Study abroad
	tutoring services	tutoring services	Consolidated
Net revenues	370,712	68,469	439,181
Cost of revenues	217,797	40,198	257,995

Gross profit	152,915	28,271	181,186

Net loss	107,734	19,870	127,604

The total assets for the two reportable segments were shared and indistinguishable for reporting purposes.

16.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s entities.

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

16.	RESTRICTED NET ASSETS - continued

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries contributed nil to the general reserve during the year ended December 31, 2016.

Prior to the effective of Amended Private School Operation Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC.

For the Group’s private schools, amount contributed to the reserve of nil for the year ended December 31, 2016.

The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital, capital reserve and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital, capital reserve and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, were RMB51,365 as of December 31, 2016.

17.	SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2016 through the issuance date of these financial statements.

Acquisitions

On July 31, 2017, the Group acquired 100% equity interests in ZMN International Education Consulting (Beijing) Co., Ltd. (“ZMN Education”). The total consideration for the acquisition of ZMN Education amounted to RMB135,850 which included RMB65,250 in cash and the rest was in the form of warrant. The warrant was issued by the controlling shareholder of the Company to purchase the equity interest of the Company which was recorded at fair value and accounted for as capital contribution to the Company by the shareholder. The acquisition consideration is subject to further adjustment, based on a pre-agreed formula.

ZMN Education operates study abroad tutoring services in the PRC. The merging of ZMN Education’s service centers with its well-known brand and strong teaching team allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

17.	SUBSEQUENT EVENTS - continued

Acquisitions - continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	21,407
Amount due from a related party	4,000
Prepaid expenses and other current assets	9,266
Restricted cash	1,008
Property, plant and equipment, net	9,723	3 - 5 years
Rental deposits	7,285
Deferred revenue	(208,345)
Account payables	(564)
Accrued expenses and other current liabilities	(32,857)
Loan to a third party	(13,802)
Amount due to a related party	(10,000)
Intangible assets	32,400	5.4 years
Deferred tax liabilities	(8,100)
Goodwill	324,429

Total	135,850

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

On August 16, 2017, Prepshine Holdings Co., Limited (“Prepshine”), the subsidiary of Puxin Limited, acquired 100% equity interest in Beijing Global Education & Technology Co., Ltd. (“Beijing GEDU”) for cash consideration of US$72,300 (equivalent to RMB483,687).

Beijing GEDU operates study abroad tutoring services in the PRC. The merging of Beijing GEDU’s training centers with its well-known brand and strong teaching team allows the Group to provide high-quality, competitively priced and diversified services to the students.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

17.	SUBSEQUENT EVENTS - continued

Acquisitions - continued

This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition. The purchase price for the acquisition was allocated as follows:

		Depreciation or amortization period
Cash and cash equivalents	89,437
Accounts receivable	3,098
Inventories	6,620
Prepaid expenses and other current assets	49,223
Amounts due from related parties	65,012
Restricted cash	14,332
Property, plant and equipment, net	132,844	2 - 50 years
Deferred tax assets	2,547
Rental deposits	18,381
Accounts payable	(6,197)
Accrued expenses and other current liabilities	(77,850)
Income tax payable	(2,505)
Deferred revenue	(221,484)
Amounts due to related parties	(1,317)
Franchise deposits	(7,344)
Intangible assets-trademark	140,000	Indefinite
Intangible assets
-relationship with partnership school	5,300	6.4 years
Intangible assets- franchise agreement	4,400	3.4 years
Deferred tax liabilities	(54,164)
Goodwill	323,354

Total	483,687

The tangible and intangible assets valuation for the acquisition described above was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions which include projected replacement costs.

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under US GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

17.	SUBSEQUENT EVENTS - continued

Acquisitions - continued

The following unaudited pro forma information summarizes the results of operations of the Group for the year ended December 31, 2016 assuming that these above acquisitions occurred on January 1, 2016. The following unaudited pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period as indicated, nor is it indicative of future operating results:

	Year ended December 31, 2016
	Puxin Education Consolidated	Pro Forma Adjustments		Pro Forma Consolidated
		ZMN Education	Beijing GEDU
		(unaudited)	(unaudited)	(unaudited)
Pro forma net revenues	439,181	197,400	653,026	1,289,607
Pro forma net loss	(127,604)	(64,433)	(82,683)	(274,720)

In 2017, the Group acquired 100% equity interest in Chongqing Puxin Technology Co., Ltd., Shenyang Pude Education Technology Co., Ltd., Jilin Puxin Education Technology Co., Ltd., Yancheng Tiantianxiangshang Education Training Co., Ltd., Fuzhou Pude Education Technology Co., Ltd., Hangzhou Puxin Technology Co., Ltd. and acquired certain tutoring businesses from third parties (collectively “Other 2017 Acquirees”) for cash consideration of RMB155,170 and warrants valued at RMB21,000. The warrants were issued by the controlling shareholder of the Company to purchase the equity interest of Puxin and the Company is in the process of finalizing warrants’ fair value assessment. The merging of Other 2017 Acquirees’ training centers with their strong teaching team and expansive student base allows the Group to provide diversified services to the students. The acquisitions will be accounted for as business combinations and the results of operations of Other 2017 Acquirees from the acquisition date will be included in the Group’s consolidated financial statements. The initial accounting for the business combination is incomplete, as the management remains in the process of finalizing certain items on the financial statements of these Other 2017 Acquirees as of the acquisition date.

Reorganization

In contemplating an initial public offering overseas, the Group undertook a reorganization which includes:

- On March 17, 2017, Puxin Limited, of which 85.24%, 8.2%, 4.92% and 1.64% of its shares are held by Long bright Limited, Gao&Tianyi Limited, Pution Limited and Prospect Limited, respectively, was incorporated in the Cayman Islands as the proposed listing entity.

-In February 2018, Puxin Limited issued an aggregate 52,082,120 ordinary shares to ordinary shareholders and an aggregate 11,917,880 of preferred Series A shares to preferred shareholders for no consideration.

- Pursuant to the PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Puxin Limited, through Prepshine and its PRC subsidiary, Purong (Beijing) Information Technology Co., Ltd. (“Purong Information” or “WFOE”), entered into a series of contractual arrangements with Puxin Education and its subsidiaries (collectively, the “VIEs”), and the shareholders of Puxin Education in February 2018. The series of contractual agreements include Exclusive Management Services and Business Cooperation Agreement, Exclusive Call Option Agreement, Equity Pledge Agreement, Powers of Attorney, Spousal Consent Letters and Letters of Commitment. The Group believes that these contractual arrangements would enable Puxin Limited to (1) have power to direct the activities that most significantly

PUXIN EDUCATION TECHNOLOGY GROUP CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of RMB and USD, or otherwise noted)

17.	SUBSEQUENT EVENTS - continued

Reorganization - continued

affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, Puxin Limited is considered the primary beneficiary of the VIEs.

Issuance of convertible promissory note and promissory note

In June, 2017, the Company and Mr. Yunlong Sha entered into a convertible debt investment agreement with Jiangyin Huazhong Investment Management Co., Ltd. (“Huazhong”).

Pursuant to this agreement, Huazhong provides a credit facility in an amount up to RMB300,000 to the Company. As of the date of the issuance date of these financial statements, the Company had drawn down a principal amount of RMB190,000 under the credit facility.

In conjunction with the note purchase agreement, a domestic equity pledge agreement was entered into between Huazhong and Puxin Education. Puxin Education pledged its 100% equity interests of Tianjin Xinsiyuan in favor of Huazhong. Mr. Yunlong Sha and Ms. Wenjing Song are joint guarantees under domestic equity pledge agreement.

On August 4, 2017, Puxin Limited issued convertible promissory note and promissory note at the principle amount of US$25,000 and US$25,000 to Haitong International Investment Holdings Limited (“Haitong”), respectively.

In conjunction with the note purchase agreement, an offshore share mortgage agreement was entered into amongst Haitong, Puxin Limited and Long Bright Limited (a shareholder of Puxin Limited and founded by Mr. Yunlong Sha). Pursuant to the offshore share mortgage agreement, Long Bright Limited mortgaged its 18% equity interests of Puxin Limited in favor of Haitong. Meanwhile, a domestic equity pledge agreement was entered into amongst a related party of Haitong, Puxin Education and Dalian Pude and Guizhou Puxintian. Puxin Education pledged its 100% equity interests of Dalian Pude and Guizhou Puxintian in favor of the related party of Haitong.

Mr. Yunlong Sha, Ms. Wenjing Song and Long Bright Limited are joint guarantees under the offshore share mortgage agreement and domestic equity pledge agreement.

On September 29, 2017, Puxin Limited issued convertible promissory note at the principle amount of US$23,000 to CICC ALPHA Eagle Investment Limited (“CICC ALPHA”).

In conjunction with the note purchase agreement, an offshore share mortgage agreement was entered into amongst CICC ALPHA, Puxin Limited and Long Bright Limited. Pursuant to the offshore share mortgage agreement, Long Bright Limited mortgaged its 8.3% equity interests of Puxin Limited in favor of CICC ALPHA. Meanwhile, a domestic equity pledge agreement was entered into amongst a related party of CICC ALPHA, Mr. Yunlong Sha and Puxin Education, Mr. Yunlong Sha pledged its 4.15% equity interests of Puxin Education in favor of the related party of CICC ALPHA.

Mr. Yunlong Sha and Long Bright Limited are joint guarantees under the offshore share mortgage agreement and domestic equity pledge agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Puxin Limited

We have audited the accompanying balance sheet of Puxin Limited (the “Company”), as of March 17, 2017, the incorporation date of the Company. The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of March 17, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

February 8, 2018

PUXIN LIMITED

BALANCE SHEET

As of March 17,
2017
USD
ASSETS
Current assets
Cash and cash equivalents	4

Total current assets	4

TOTAL ASSETS	4

EQUITY
Share capital	0.5
Additional paid-in capital	3.5

TOTAL EQUITY	4

PUXIN LIMITED

NOTES TO THE BALANCE SHEET

AS OF MARCH 17, 2017

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

In anticipation of an initial public offering (the “IPO”), Puxin Limited was incorporated under the laws of the Cayman Islands on March 17, 2017 as its offshore holding company. The Company has no operations. In April 2017, the Company established a wholly-owned subsidiary in Hong Kong, Prepshine Holdings Co., Limited, to be an intermediate holding company.

2.	SHARE CAPITAL

As of the incorporation date, March 17, 2017, the total issued share capital of the Company is US$0.5 consisting of 10,000 ordinary shares with a par value of US$0.00005 and total authorized share capital is US$0.5 divided into 10,000 shares.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of ZMN International Education Consulting (Beijing) Co., Ltd.

We have audited the consolidated balance sheet of ZMN International Education Consulting (Beijing) Co., Ltd. (the “Company”), its subsidiaries and schools (collectively the “Group”), as of December 31, 2016, and the related consolidated statements of operations, change in deficit and cash flows for the year ended December 31, 2016 and the seven-month period ended July 31, 2017.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016, and the results of the Group’s operations and its cash flows for the year ended December 31, 2016 and the seven-month period ended July 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

February 8, 2018

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, or otherwise noted)

	December 31,
	2016	2016
	RMB	USD
		(Note 2)
ASSETS

Current assets
Cash and cash equivalents	38,017	5,654
Restricted cash	1,000	149
Amounts due from a related party	4,250	632
Prepaid expenses and other current assets	13,275	1,974

Total current assets	56,542	8,409

Non-current assets
Property, plant and equipment, net	11,598	1,725
Rental deposit	7,543	1,122

TOTAL ASSETS	75,683	11,256

LIABILITIES

Current liabilities
Deferred revenue, current portion	174,948	26,018
Accounts payable	511	76
Accrued expenses and other current liabilities	26,595	3,955
Loan from a third party	13,802	2,053
Amounts due to a related party	10,000	1,487
Income tax payable	323	48

Total current liabilities	226,179	33,637

Non-current liabilities
Deferred revenue, non-current portion	63,981	9,516

TOTAL LIABILITIES	290,160	43,153

EQUITY

Paid-in capital	2,000	297
Statutory reserve	600	89
Accumulated deficit	(217,097)	(32,286)
Noncontrolling interest	20	3

TOTAL DEFICIT	(214,477)	(31,897)

TOTAL LIABILITIES AND TOTAL DEFICIT	75,683	11,256

The accompanying notes are an integral part of the consolidated financial statements.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, or otherwise noted)

	Year ended December 31,	For the seven-month period ended July 31,
	2016	2017	2017
	RMB	RMB	USD
			(Note 2)
Net revenues	197,400	136,375	20,282
Cost of sales	114,470	57,825	8,600

Gross profit	82,930	78,550	11,682

Operating expenses:
Selling expenses	80,296	47,085	7,003
General and administrative expenses	64,048	43,984	6,541

Total operating expenses	144,344	91,069	13,544

Operating loss	(61,414)	(12,519)	(1,862)
Interest expense	965	226	34
Other income	89	43	6
Other expense	1,260	7	1

Loss before income taxes	(63,550)	(12,709)	(1,891)
Income tax expenses	883	—	—

Net loss	(64,433)	(12,709)	(1,891)

Less: Net loss attributable to non-controlling interest	—	—	—

Net loss attributable to equity shareholders of ZMN International Education Consulting (Beijing) Co., Ltd.	(64,433)	(12,709)	(1,891)

The accompanying notes are an integral part of the consolidated financial statements.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In thousands of RMB and USD, or otherwise noted)

	Attributable to shareholders of the Company
	paid-in capital	Additional Paid-in capital	Statutory reserve	Accumulated deficit	Total	Noncontrolling interest	Total deficit
Balance as of December 31, 2015	2,000	—	177	(152,241)	(150,064)	20	(150,044)
Net loss for the year	—	—	—	(64,433)	(64,433)	—	(64,433)
Statutory reserve	—	—	423	(423)	—	—	—

Balance as of December 31, 2016 in RMB	2,000	—	600	(217,097)	(214,497)	20	(214,477)

Balance as of December 31, 2016 in USD (Note 2)	297	—	89	(32,286)	(31,900)	3	(31,897)

Net loss for the period				(12,709)	(12,709)		(12,709)
Capital contribution	11,800	2,507	—	—	14,307	—	14,307

Balance as of July 31, 2017 in RMB	13,800	2,507	600	(229,806)	(212,899)	20	(212,879)

The accompanying notes are an integral part of the consolidated financial statements.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, or otherwise noted)

	Year ended December 31,	For the seven-month period ended July 31,
	2016	2017	2017
	RMB	RMB	USD
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(64,433)	(12,709)	(1,891)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	6,695	2,641	393
Loss on disposal of property, plant and equipment	30	—	—
Changes in operating assets and liabilities:
Deferred revenue	59,534	(30,584)	(4,548)
Income tax payable	(6,113)	(323)	(48)
Accounts payable	(411)	52	8
Prepaid expenses and other current assets	(220)	4,009	596
Amounts due from a related party	(4,250)	250	37
Amounts due to a related party	10,000	—	—
Rental deposit	(7,543)	258	38
Accrued expenses and other current liabilities	5,552	6,263	931

Net cash used in operating activities	(1,159)	(30,143)	(4,484)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(6,058)	(766)	(114)
Proceeds from disposal of property, plant and equipment	259	—	—

Net cash used in investing activities	(5,799)	(766)	(114)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	—	14,307	2,128
Repayment of loans	—	—	—

Net cash provided by financing activities	—	14,307	2,128

Decrease in cash and cash equivalents, and restricted cash	(6,958)	(16,602)	(2,470)
Cash and cash equivalents, and restricted cash at the beginning of the year	45,975	39,017	5,804

Cash and cash equivalents, and restricted cash at the end of the year	39,017	22,415	3,334

Supplemental schedule of cash flow information
Income taxes paid	(323)	—	—

Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	38,017	21,407	3,184
Restricted cash	1,000	1,008	150

Total cash, cash equivalents, and restricted cash	39,017	22,415	3,334

The accompanying notes are an integral part of the consolidated financial statements.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

ZMN International Education Consulting (Beijing) Co., Ltd. (the “Company”, “ZMN Education”) was founded in August 2006. The Company and its subsidiaries and schools (collectively the “Group”) are primarily engaged in providing study abroad application consulting services, readiness training courses and study planning services, in the People’s Republic of China (“PRC”).

As of July 31, 2017, the Company’s significant subsidiaries and schools were as follows:

Name	Date of establishment	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Significant subsidiaries(1):
ZMN Cultural Communication (Shanghai) Co., Ltd.	13/06/2016	PRC	100%	Overseas studies consulting & training
Wuhan ZMN Culture Communication Co., Ltd.	19/10/2015	PRC	100%	Overseas studies consulting & training
Chongqing ZMN Education Information Consulting Service Co., Ltd	01/04/2016	PRC	100%	Overseas studies consulting & training
Hangzhou ZMN Education Consulting Co., Ltd.	17/11/2017	PRC	100%	Overseas studies consulting & training
Beijing Juvenile Line Technology Co., Ltd.	28/07/2017	PRC	100%	Overseas studies consulting & training
Beijing Haidian District ZMN Education and Training School	17/06/2017	PRC	100%	Overseas studies consulting & training
Shenyang ZMN Education Consulting Co., Ltd	17/02/2012	PRC	100%	Overseas studies consulting & training
Qingdao ZMN Education Consulting Co., Ltd	17/06/2014	PRC	100%	Overseas studies consulting & training
Taiyuan ZMN Education Consulting Co., Ltd	26/11/2013	PRC	100%	Overseas studies consulting & training
Chengdu ZMN Culture Communication Co., Ltd	19/05/2014	PRC	100%	Overseas studies consulting & training
Kunming ZMN Education Information Consulting Co., Ltd	24/06/2014	PRC	100%	Overseas studies consulting & training
ZMN Education Consulting (Dalian) Co., Ltd	26/01/2014	PRC	100%	Overseas studies consulting & training
Shanxi ZMN Cultural Communication Limited Liability Company	13/06/2011	PRC	100%	Overseas studies consulting & training
Henan Province ZMN Education Consulting Co., Ltd	14/11/2012	PRC	100%	Overseas studies consulting & training
Jilin ZMN Education Consulting Co., Ltd	28/05/2014	PRC	100%	Overseas studies consulting & training

(1)	The net revenues generated from these significant subsidiaries and schools were accounted for RMB 113,257 of the Group’s total net revenues for the period ended July 31, 2017. The English names are for identification purpose only.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, revenue recognition, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and impairment assessment of long-lived assets. Actual results may differ materially from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries and schools. All intercompany balances and transactions have been eliminated.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RenMinBi (“RMB”). However, periodic reports made to equity owners will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet as of December 31, 2016, and the consolidated statements of operations, change in deficit and cash flows from RMB into US dollars as of and for the period ended July 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.7240, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on July 31, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on July 31, 2017, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

Restricted cash

Restricted cash represents RMB deposits in restricted bank accounts, required by local regulations, for overseas studies intermediary agency qualification application. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is considered to the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, amounts due from a related party, other receivables, deposits and amounts due to a related party are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Electronic equipment	3 years	5%
Motor vehicles	5 years	5%
Furniture and education equipment	5 years	5%
Leasehold improvement	Shorter of lease term or estimated economic life	—

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net - continued

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the year ended December 31, 2016 and the seven-month period ended July 31, 2017, respectively.

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

The Group generated its revenues from the following:

(i) Study-abroad consulting services

The Group offers study abroad consulting services to provide quality advisory guidance for students who intend to study abroad. The Group charges each student an up-front prepaid fee based on the scope of consulting services requested by the student and recognizes revenue over the service period.

(ii) Study-abroad test preparation services

The Group offers study abroad test preparation services to help students prepare for admission tests for high schools, universities and graduate programs in other countries. Tutoring fees are collected in advance and are initially recorded as deferred revenue which is recognized proportionately as the tutoring sessions are delivered.

(iii) Activity services

The Group offers activity services to improve student’s readiness for applications for high schools, universities and graduate programs in other countries. The Group charges each student an up-front prepaid fee based on the scope of activity services purchased by the student and recognizes revenue as the services are rendered.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(iv) Bundled services

The Group also offers study-abroad test preparation services, activity services and study-abroad consulting service, at a bundled price, with each representing a separate unit of accounting. The Group allocates the total consideration of the bundled services to each of the deliverable based on their relative selling price. The selling price of each deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price. Revenue is recognized for each deliverable in accordance with those that were sold on a standalone basis.

For the year ended December 31, 2016 and the seven-month period ended July 31, 2017, net revenues were as follows:

	Year ended December 31,	For the seven-month ended July 31,
	2016	2017
	RMB	RMB
Services:
Study abroad consulting services	92,620	96,883
Study abroad test preparation services	88,386	33,997
Activity services	16,394	5,495

Total net revenues	197,400	136,375

Deferred revenue

Deferred revenue consists the charges collected from students on consulting services, test preparation services and activity services, for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once all four criteria for revenue recognition are met.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated economic life.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot Value Added Tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. Starting May 1, 2016, the Pilot Program was promoted nationwide in a comprehensive manner in the PRC. With the implementation of the Pilot Program, kindergarten services, play-and-learn center services, training services and other services which were previously subject to business tax are therefore subject to VAT at the rate of 6% for general VAT payer, or 3% for small scale VAT payer. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in Group’s consolidated financial statements.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

Since May 2016, in accordance with Cai Shui [2016] No. 68, the nonacademic educational programs and services in short-term training schools are subject to a simple VAT collection method and apply for a 3% VAT rate. All of the Group’s services are qualified and subject 3% VAT rate which were previously subject to business tax.

Business tax

Pursuant to the PRC tax laws, before the implementation of the Pilot Program, overseas study consulting services, training services and other services were subject to business tax at the rate of 3% or 5%. Revenue is reported net of business taxes of RMB 922 for the period from January 1, 2016 to April 30, 2016.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its schools, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or nonoccurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Comprehensive income

The Group had no items of other comprehensive income for the year ended December 31, 2016 and seven-month period ended July 31, 2017. As such, the Group is not required to report other comprehensive income or comprehensive income.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of RMB 38,017, which were denominated in RMB, at December 31, 2016, representing 100% of the cash and cash equivalents at December 31, 2016.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, amounts due from/to related parties and prepayment and other current assets. As of July 31, 2017, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC.

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues or accounts receivable for the year ended December 31, 2016 and the seven-month period ended July 31, 2017, respectively.

Recent accounting pronouncements not yet adopted

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this ASU defer the effective date of ASU 2014-09, that the ASU should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group expects to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. The Group has substantially completed a review of the impacts of the new standard to its existing portfolio

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies, except that it will be required to assess variable consideration which is applicable in its study-abroad consulting service contracts and make judgments and estimates throughout the applicable periods. Certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on the consolidated financial statements.

Newly adopted accounting pronouncements

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group early adopted this guidance in the 2016 fiscal year. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Group early adopted the amendments and restricted cash has been presented as part of

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

cash and cash equivalents for the year ended December 31, 2016 and the period ended July 31, 2017. As of December 31, 2016, restricted cash of RMB1, 000 are included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows.

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

December 31, 2016
RMB
Prepaid rental expenses	7,090
Staff advances (a)	2,441
Prepaid current deposit	1,888
Prepaid other service fees	1,544
Others	312

13,275

(a)	Staff advances were provided to staff for business traveling and related use which are expensed as incurred.

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

December, 31
2016
RMB
Electronic equipment	6,633
Motor vehicle	3,252
Leasehold improvement	10,831
Furniture and education equipment	1,391

Total	22,107
Less: Accumulated depreciation	(10,509)

11,598

Depreciation expenses were RMB 6,695 and RMB 2,641 for the year ended December 31, 2016 and for the seven-month period ended July 31, 2017, respectively.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

December 31, 2016
RMB
Salary and welfare payable	20,530
Other payable	2,613
Other tax payable	2,561
Accrued expense	891

26,595

6.	Loan from a third party

The loan from a third party was as follows:

December 31,
2016
RMB
Loan from Mr. Bin Dan	13,802

13,802

On October 22, 2015, the Group entered into a loan agreement with Mr. Bin Dan and obtained the loan amounting to RMB 13,802. As of December 31, 2016, the group accrued RMB 890 of interest.

7.	PAID IN CAPITAL AND ADDITIONAL PAID IN CAPITAL

December 31, 2016
RMB
Paid-in capital	2,000
Additional paid-in capital	—

2,000

The Company’s registered capital was RMB 9,230, in which RMB 2,000 has been paid by the equity owners and recorded as paid in capital as of December 31, 2016.

According to the revised article of corporation dated June 19, 2017, the Company increased its registered capital to RMB 13,800, and the capital injection was fully made as of July 31, 2017. Additional paid-in capital of RMB 2,507 was also paid by equity owners as of July 31, 2017.

8.	INCOME TAXES

The Company and its subsidiaries and schools, which were entities incorporated in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

8.	INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of operations were as follows:

	Year ended December 31,	For the seven-month period ended July 31,
	2016	2017
	RMB	RMB
Current tax expense	883	—
Deferred tax expense	—	—

Total	883	—

The principle components of deferred taxes were as follows:

December 31,
2016
RMB
Deferred tax assets
Accrued expenses	2,763
Net operating loss carried forward	24,167

Total deferred tax assets	26,930
Less: valuation allowance	(26,930)

Deferred tax assets, net	—

As of December 31, 2016, the Group had accumulated net operating loss carried forward of RMB 96,668, which will expire on various dates from December 31, 2016 to December 31, 2020.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Year ended December 31, 2016	For the seven-month period ended July 31, 2017
	RMB	RMB
Loss before income taxes	(63,550)	(12,709)

Income benefit expense computed at an applicable tax rate of 25%	(15,888)	(3,177)
Permanent differences	268	65
Change in valuation allowance	16,503	3,112

	883	—

The Group did not identify significant unrecognized tax benefits for the period ended December 31, 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2016.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

9.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB14,187 and RMB10,330 for the year ended December 31, 2016 and seven-months period ended July 31, 2017, respectively.

10.	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
Mr. Lie Zhang	Shareholder of the Company
Mr. Qiyong Chen	Management and Shareholder of the Company

(2)	The significant balances between the Group and its related parties are as follows:

December 31, 2016
RMB
Amounts due to:
Mr. Lie Zhang	10,000

Total	10,000

Amounts due from:
Mr. Qiyong Chen	4,250

Total	4,250

The balances with related parties were interest free, unsecured and repayable on demand.

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

11.	COMMITMENTS

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices consisted of the following at July 31, 2017:

Period ending December 31,
2017	14,567
2018	21,688
2019	12,110
2020	2,121
2021	—

50,486

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the year ended December 31, 2016 and the seven-months period ended July 31, 2017, total rental expense for all operating leases amounted to RMB41,349 and RMB25,543, respectively.

12.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. For the year ended December 31, 2016 and seven-month period ended July 31, 2017, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of educational services. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

13.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s entities.

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash

ZMN INTERNATIONAL EDUCATION CONSULTING (BEIJING) CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

THE SEVEN-MONTHS PERIOD ENDED JULY 31, 2017

(In thousands of RMB and USD, or otherwise noted)

13.	RESTRICTED NET ASSETS - continued

dividends. The Company’s subsidiaries didn’t accrue this general reserve during the year ended December 31, 2016 and seven-months period ended July 31, 2017, respectively because of net loss in both periods.

Prior to the effective of the Amended Private School Operation Law, PRC laws and regulations required private school that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s private schools, amounts contributed to the reserve of nil and nil for the year ended December 31, 2016 and seven months period ended July 31, 2017, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in deficit. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, was RMB 4,650 as of December 31, 2016.

14.	SUBSEQUENT EVENTS

On July 31, 2017, the Group was 100% acquired by Puxin Education Technology Group Co., Ltd. for cash and warrant consideration amounted to RMB 135,850, which is subject to further adjustments base on a pre-agreed formula.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Beijing Global Education & Technology Co., Ltd.

We have audited the consolidated balance sheet of Beijing Global Education & Technology Co., Ltd. (the “Company”), its consolidated variable interest entity (“VIE”), VIE’s subsidiaries and schools (collectively, the “Group”), as of December 31, 2016, and the related consolidated statements of operations, change in equity (deficit) and cash flows for the year ended December 31, 2016 and the period from January 1, 2017 to August 16, 2017.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2016, and the results of the Group’s operations and its cash flows for the year ended December 31, 2016 and the period from January 1, 2017 to August 16, 2017 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

February 8, 2018

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEET

(In thousands of RMB and USD, or otherwise noted)

	As of December 31,
	2016	2016
	RMB	USD
		(Note 2)
ASSETS
Current assets
Cash and cash equivalents	173,904	25,995
Accounts receivable (net of allowance for doubtful accounts of RMB 497 as of December 31, 2016)	7,352	1,099
Inventories	8,637	1,291
Prepaid expenses and other current assets	85,326	12,754
Amounts due from related parties	178,186	26,635

Total current assets	453,405	67,774

Non-current assets
Restricted cash	14,261	2,132
Property, plant and equipment, net	61,120	9,136
Long-term investments	11,481	1,716
Deferred tax assets	660	99
Rental deposits	16,458	2,460

TOTAL ASSETS	557,385	83,317

LIABILITIES
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of RMB 2,275 as of December 31, 2016)	2,484	371
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB 65,340 as of December 31, 2016)	79,478	11,880
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB 34 as of December 31, 2016)	34	5
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to the Group of RMB 177,038 as of December 31, 2016)	201,699	30,149
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of nil as of December 31, 2016)	56,308	8,417

Total current liabilities	340,003	50,822

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

CONSOLIDATED BALANCE SHEET- continued

(In thousands of RMB and USD, or otherwise noted)

	As of December 31,
	2016	2016
	RMB	USD (Note 2)
Non-current liabilities
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of RMB 1,145 as of December 31, 2016)	1,145	171
Franchise deposits (including franchise deposits of the consolidated VIE without recourse to the Group of nil as of December 31, 2016)	8,429	1,260

TOTAL LIABILITIES	349,577	52,253

Commitments and Contingencies (Note 12)

EQUITY
Paid in capital	155,146	23,191
Statutory reserve	27,387	4,094
Accumulated profit	25,275	3,779

TOTAL EQUITY	207,808	31,064

TOTAL LIABILITIES AND TOTAL EQUITY	557,385	83,317

The accompanying notes are an integral part of the consolidated financial statements.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, or otherwise noted)

	Year ended December 31,	Period from January 1, to August 16,
	2016	2017	2017
	RMB	RMB	USD
			(Note 2)
Net revenues	653,026	421,428	62,994
Cost of revenues	342,787	204,786	30,611

Gross profit	310,239	216,642	32,383

Operating expenses:
Selling expenses	274,152	187,988	28,100
General and administrative expenses	167,570	87,170	13,030

Total operating expenses	441,722	275,158	41,130

Operating loss	(131,483)	(58,516)	(8,747)
Interest income	4,123	3,191	477
Government subsidy income	245	2,649	396
Gain on disposal of subsidiaries (Note 3)	5,309	5,621	840
Gain on disposal of real estate property	43,744	—	—

Loss before income taxes and loss from equity method investment	(78,062)	(47,055)	(7,034)
Income tax expenses	591	1,141	171

Loss from equity method investment	4,030	16	2

Net loss	(82,683)	(48,212)	(7,207)

The accompanying notes are an integral part of the consolidated financial statements.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of RMB and USD, or otherwise noted)

	Paid in capital	Statutory reserve	Accumulated profit (deficit)	Total equity (deficit)
Balance as of December 31, 2015	155,146	26,829	108,516	290,491
Net loss for the year	—	—	(82,683)	(82,683)
Provision of statutory reserve	—	558	(558)	—

Balance as of December 31, 2016 in RMB	155,146	27,387	25,275	207,808

Balance as of December, 31 2016 in USD (Note 2)	23,191	4,094	3,779	31,064

Net loss for the period	—	—	(48,212)	(48,212)
Deemed distribution to shareholders
(Note 7 & 11)	—	—	(161,753)	(161,753)
Provision of statutory reserve	—	259	(259)	—

Balance as of August 16, 2017 in RMB	155,146	27,646	(184,949)	(2,157)

The accompanying notes are an integral part of the consolidated financial statements.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB and USD, or otherwise noted)

	Year ended December 31,	Period from January 1, to August 16,
	2016	2017	2017
	RMB	RMB	USD (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	(82,683)	(48,212)	(7,207)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	22,420	12,562	1,878
Gain on disposal of property, plant and equipment	(43,695)	(974)	(146)
Gain on disposal of subsidiaries	(5,309)	(5,621)	(840)
Allowance for doubtful accounts	(2,471)	274	41
Inventory reserve	2,720	(902)	(135)
Loss from equity method investment	4,030	16	2
Deferred income taxes	(660)	(1,887)	(282)
Changes in operating assets and liabilities:
Accounts receivable	1,537	3,984	596
Prepaid expenses and other current assets	(2,222)	(6,857)	(1,025)
Inventories	531	2,867	429
Rental deposit	(668)	(1,924)	(288)
Accounts payable	33	3,712	555
Accrued expenses and other current liabilities	(12,769)	3,629	542
Income taxes payable	(5,019)	2,471	369
Deferred revenue	12,658	18,640	2,786
Franchise deposits	(6,313)	(1,085)	(162)
Amounts due from related parties	(3,201)	(53,852)	(8,050)
Amounts due to related parties	9,188	(46,252)	(6,914)

Net cash used in operating activities	(111,893)	(119,411)	(17,851)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(33,598)	(19,571)	(2,925)
Proceeds from disposal of property and equipment	29,785	46,724	6,984
Cash surrendered related to disposal of subsidiaries	(119)	(138)	(21)
Loans repaid from related parties	—	8,000	1,196

Net cash (used in) generated from investing activities	(3,932)	35,015	5,234

CASH FLOWS FROM FINANCING ACTIVITIES
Net cash used in financing activities	—	—	—

Decrease in cash and cash equivalents, and restricted cash	(115,825)	(84,396)	(12,617)
Cash and cash equivalents, and restricted cash at beginning of the year	303,990	188,165	28,127

Cash and cash equivalents, and restricted cash at end of the year	188,165	103,769	15,510

Supplemental schedule of cash flow information
Income taxes paid	2,083	2,327	348

Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	173,904	89,437	13,369
Restricted cash	14,261	14,332	2,141

Total cash, cash equivalents, and restricted cash	188,165	103,769	15,510

The accompanying notes are an integral part of the consolidated financial statements.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Beijing Global Education & Technology Co., Ltd. (the “Company”) was incorporated under the laws of the People’s Republic of China (the “PRC”) on September 4, 2006. The Company, its subsidiary, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries and schools (collectively the “Group”) are primarily engaged in providing an extensive range of educational programs and services in the PRC with a focus on English training and test preparation.

On August 16, 2017, the shareholder Global Education & Technology (HK) Ltd., (“GEDU HK”) which owned 100% equity interest of the Group, entered into a transaction for the sale of entire equity interest to Prepshine Holdings Co., Limited.

As of August 16, 2017, details of the VIE and VIE’s significant subsidiaries and schools were as follows:

Name (1)	Date of establishment or acquisition	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Variable interest entity:
Shanghai Global Career Education & Technology Holdings Limited. (“Shanghai GEDU”)	August 25, 2006	PRC	Consolidated VIE	Investment holding
VIE’s significant subsidiaries and training schools:
Beijing Global Zhuo Er Ying Cai Culture Distribution Co., Ltd.	April 8, 2008	PRC	Consolidated VIE	Sale of education materials and online courses services
Beijing Haidian District Global IELTS Training School	January 7, 2010	PRC	Consolidated VIE	Training services
Beijing Chaoyang District Global IELTS Training School	March 10, 2009	PRC	Consolidated VIE	Training services
Global Wuhu (Beijing) Overseas Study Consulting Co., Ltd.	December 17, 2010	PRC	Consolidated VIE	Overseas study consulting services
Beijing Global Zoubian Tianxia Travel Agency Co., Ltd.	June 17, 2014	PRC	Consolidated VIE	Travel agency services
Global Career (Tianjin) Education and Technology Co., Ltd.	June 16, 2008	PRC	Consolidated VIE	Consulting services
Tianjin Hexi District Global IELTS Training School	February 16, 2009	PRC	Consolidated VIE	Training services
Shenyang Global IELTS Training School	January 1, 2010	PRC	Consolidated VIE	Training services

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

Name (1)	Date of establishment or acquisition	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Changchun Hafu Culture Communication Co. Ltd.	December 17, 2010	PRC	Consolidated VIE	Advertisement services
Changchun Chaoyang District IELTS Education Training School	July 3, 2011	PRC	Consolidated VIE	Training services
Shanghai Yangpu District Global IELTS Training School	August 28, 2007	PRC	Consolidated VIE	Training services
Suzhou Yisi Qiantu Education Consulting Co.,Ltd.	November 4, 2008	PRC	Consolidated VIE	Consulting services
Suzhou Global Elite Training Center	December 10, 2009	PRC	Consolidated VIE	Training services
Nanjing Global Education Training School	July 31, 2008	PRC	Consolidated VIE	Training services
Wuxi Global Career Education Consulting Co., Ltd.	September 24, 2008	PRC	Consolidated VIE	Consulting services
Wuxi Global IELTS Training Center	May 31, 2009	PRC	Consolidated VIE	Training services
Nantong Qiantu Yisi Education Consulting Co., Ltd.	July 21, 2009	PRC	Consolidated VIE	Consulting services
Nantong Chongchuan District Global IELTS Training Center	November 18, 2009	PRC	Consolidated VIE	Training services
Hangzhou Xiacheng District Global Foreign Language Training School	March 1, 2010	PRC	Consolidated VIE	Training services
Ningbo Haishu District Elite IELTS Training School	July 18, 2011	PRC	Consolidated VIE	Training services
Ningbo Yinzhou District Elite IELTS Training School	December 14, 2012	PRC	Consolidated VIE	Training services
Wuhan Tianxia Elite Education Consulting Co., Ltd.	September 13, 2010	PRC	Consolidated VIE	Consulting services
Wuhan Global English Training School	November 22, 2011	PRC	Consolidated VIE	Training services

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

Name (1)	Date of establishment or acquisition	Place of establishment	Percentage of legal ownership by the Company	Principal activities
Changsha Furong District Global IELTS Training School	August 25, 2006	PRC	Consolidated VIE	Training services
Guangzhou Tianxia Qiantu Education Information Consulting Co., Ltd.	October 27, 2009	PRC	Consolidated VIE	Consulting services
Guangzhou Yuexiu District Global Elite Training Center	November 21, 2006	PRC	Consolidated VIE	Training services
Shenzhen Global IELTS Training Center	July 29, 2011	PRC	Consolidated VIE	Training services
Chengdu Global English School	January 28, 2008	PRC	Consolidated VIE	Training services
Xi’an Yanta District Ao’bo Foreign Language Training Center	May 10, 2010	PRC	Consolidated VIE	Training services
Tianjin Heping District Global IELTS Training School	May 5, 2017	PRC	Consolidated VIE	Training services
Shanghai Huangpu District Kaiyu Culture Commercial Training Center	August 25, 2006	PRC	Consolidated VIE	Training services
Shenzhen Global Qiantu Information Consulting Co., Ltd.	July 22, 2011	PRC	Consolidated VIE	Consulting services

(1)	The net revenues generated from these significant subsidiaries and schools accounted for 97% of the Group’s total net revenues for the period ended August 16, 2017. The English names is for identification purpose only.

The VIE arrangements

PRC laws and regulations restrict foreign ownership and investment in the education industry at the school level. As the Company is deemed a foreign legal person under PRC laws, accordingly the Company’s subsidiary is not eligible to engage in the provision of training services.

To comply with these foreign ownership restrictions, the Company operates substantially all of its education services through its VIE, Shanghai GEDU, and the VIE’s subsidiaries and schools in the PRC. The VIE and its subsidiaries and schools hold leases and other assets necessary to provide education services and generate revenues. To provide the Company’s effective control over the VIE and the ability to receive substantially all of the economic benefits of the VIE and its subsidiaries and schools, a series of contractual arrangements were entered into amongst the Company, Shanghai GEDU and its Nominee Shareholders on September 6, 2006. The term of such arrangement is 10 years and renewed for another 10 years on September 6, 2016.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to the Group:

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation and service agreement, the Company engages operational consultant and agrees to provide consulting service related to Shanghai GEDU education and training operational activities and business development. The Company owns the intellectual property rights developed by either the Company or Shanghai GEDU in the performance of this agreement. Without the prior written consent of the Company, Shanghai GEDU shall not accept any services subject to this agreement from any third parties. Shanghai GEDU pays to the Company quarterly service fees, which substantially represents the entire residual economic interest of Shanghai GEDU. Unless Shanghai GEDU terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by the Company, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, Shanghai GEDU’s Nominee Shareholders pledged all of their respective equity interests in Shanghai GEDU to the Company to guarantee Shanghai GEDU’s performance, and shareholders’ obligations under the contractual arrangements between the Shanghai GEDU, its Nominee Shareholders and the Company. If Shanghai GEDU or its Nominee Shareholders breach their contractual obligations under these agreements, the Company, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai GEDU and priority in receiving the proceeds from such disposal. Shanghai GEDU’s Nominee shareholders also agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. The equity pledge became effective on April 2, 2010, which was when the pledge of equity interests contemplated in the equity pledge agreement was registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law, and will remain effective until Shanghai GEDU and its shareholders fully performed all their obligations under the relevant contractual arrangements or discharged all their obligations under those agreements.

•	Agreements that provide the Company effective control over Shanghai GEDU:

Business Operation Agreement

Pursuant to the business operation agreement, Shanghai GEDU and its Nominee Shareholders agreed to, (i) without prior written consent of the Company, Shanghai GEDU will not conduct any transactions that may have substantial effects on its assets, businesses, personnel, obligations, rights, or business operations. (ii) Shanghai GEDU will accept and follow the Company’s instructions in relation to Shanghai GEDU’s daily operational and financial management, election of directors, general manager, financial controller, school principals, and other senior management executives designated by the Company. (iii) the shareholders will transfer any dividends, income, or interests received as the shareholders of Shanghai GEDU immediately and unconditionally to the Company. Unless the

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

Company terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by the Company, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally.

Power of Attorney

Pursuant to the power of attorney, each of Shanghai GEDU’s Nominee Shareholders irrevocably authorized the Company, or any person(s) designated by the Company, as the attorney-in-fact to act on his or her behalf on all matters pertaining to Shanghai GEDU and to exercise all of his or her rights as a shareholder of Shanghai GEDU, including but not limited to convene shareholders’ meeting, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, amend article of association, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. In addition, each such shareholders also undertakes that he or she will not engage in any activities in violation of this power of attorney or cause conflict of interest between the Company and Shanghai GEDU or its subsidiaries and schools. The power of attorney will remain in force and irrevocable as long as the applicable shareholder remains a shareholder of Shanghai GEDU, unless the Company instructs to the contrary in writing.

Exclusive purchase option agreement

Under the exclusive purchase option agreement among Nominee Shareholders of Shanghai GEDU, Shanghai GEDU and the Company, Nominee Shareholders of Shanghai GEDU irrevocably granted the Company or its designated person an exclusive option to purchase from Nominee Shareholders, to the extent permitted under PRC law, all or part of the equity interests in Shanghai GEDU for the higher of (i) RMB 0.001 or (ii) the minimum amount of consideration permitted by the applicable law. The Company or its designated person has sole discretion to decide when to exercise the option. This agreement is effective for 10 years and renewable or early terminable at the Company’s sole discretion.

As a result of these contractual arrangements, the Company (1) has the power to direct the activities that most significantly affected the economic performance of Shanghai GEDU, and (2) received the economic benefits of Shanghai GEDU. In making the conclusion that the Company is the primary beneficiary of Shanghai GEDU, the articles of association of Shanghai GEDU provided that the Nominee Shareholders of Shanghai GEDU have the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, the Company’s rights under the business operation agreement and powers of attorney have reinforced the Company’s abilities to direct the activities most significantly impacting Shanghai GEDU’s economic performance. The Company also believes that this ability to exercise control ensured that Shanghai GEDU would continue to execute and renew service agreements and pay service fees to the Company. By charging service fees, and by ensuring that service agreements were executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from Shanghai GEDU.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with Shanghai GEDU and its Nominee Shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•	Shanghai GEDU and its Nominee Shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the Nominee Shareholders of Shanghai GEDU, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•	Shanghai GEDU and its Nominee Shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	Risks in relation to VIE structure - continued

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate Shanghai GEDU and its subsidiaries and schools in the consolidated financial statements as the Group may lose the ability to exert effective control over Shanghai GEDU and its Nominee Shareholders, and the Group may lose the ability to receive economic benefits from Shanghai GEDU.

The Group’s business has been directly operated by the VIE and its subsidiaries and schools. For the year ended December 31, 2016 , the VIE and its subsidiaries and schools accounted for an aggregate of 44% of the Group’s consolidated total assets, and 70% of the Group’s consolidated total liabilities.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries and schools after the elimination of inter-company transactions for the year ended December 31, 2016 and the period ended August 16, 2017 were included in the accompanying consolidated financial statements:

As of December 31,
2016
RMB
Total current assets	173,476
Total assets	243,833
Total current liabilities	244,687
Total liabilities	245,832

	For the year ended December 31,	For the period from January 1, to August 16,
	2016	2017
	RMB	RMB
Net revenues	636,836	410,871
Net loss	62,767	26,647
Net cash used in operating activities	54,606	27,333
Net cash used in investing activities	21,705	19,959
Net cash provided by financing activities	—	—

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiary. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiary to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of the VIE, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and impairment of long-lived assets. Actual results could materially differ from those estimates.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its VIE and VIE’s subsidiaries and schools. All profits, transactions and balances among the Company, its VIE and VIE’s subsidiaries and schools have been eliminated upon consolidation.

Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet as of December 31, 2016, and the consolidated statements of operations, shareholders’ equity (deficit) and cash flows for the period ended August 16, 2017 from RMB into US dollars are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.6900, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 16, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 16, 2017, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

Restricted cash

Restricted cash represents RMB deposits in restricted bank accounts for operating schools required by some local regulations. The deposits in restricted bank accounts cannot be withdrawn until these school are closed. Restricted cash is classified as non-current based on the terms of the respective agreement.

Inventories

Inventories, mainly consisting of textbooks, are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties and other payables. The carrying amount of these financial instruments approximate their fair values due to the short-term maturities of these instruments.

Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected. Accounts receivable balances are written off after all collection efforts have been exhausted.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life	Estimated residual value
Buildings	50 years	5%
Electronic equipment	2-3 years	5%
Motor vehicles	5 years	5%
Furniture and education equipment	5 years	5%
Leasehold improvement and building improvement	Shorter of lease term or estimated economic life	—

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net - continued

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations. Depreciation expenses were RMB 22,420 and RMB 12,562 for the year ended December 31, 2016 and the period ended August 16, 2017, respectively.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the year ended December 31, 2016 and the period ended August 16, 2017.

Long-term investments

The Group’s long-term investments consist of equity method investments.

For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, the Group accounts for the investment under the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investments for the year ended December 31, 2016 and the period ended August 16, 2017.

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured. Revenue is stated net of discounts and sales related tax.

The Group generated its revenues from the following:

(i) Educational programs and services

Educational programs and services consist of test preparation and language training courses. Course fees are generally paid in advance and are initially recorded as deferred revenue. Course fee revenue is recognized proportionately as the tutoring sessions are delivered.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(ii) Franchising fees

The Group generates revenue by franchising schools under the brand name of GEDU. Initial franchise fees represent provision of initial setup services. Initial franchising fees collected in advance are recorded as deferred revenue and are recognized as revenue when the schools commence operations. The initial franchising fees are non-refundable and the Group does not have significant continuing obligations related to the initial franchising fees after the schools commence operations.

The Group provides continuing supporting services to the franchised schools including marketing and advertising services. The related annual franchise fees are received upfront and the revenue is deferred and evenly recognized over the applicable subsequent annual period.

(iii) Study abroad consulting services

The Group offers study abroad consulting services to provide quality guidance for students who intend to study in United States or other countries. The Group charges each student an up-front prepaid fee based on the scope of consulting services requested by the student and recognizes revenue over the service period.

For the year ended December 31, 2016 and the period ended August 16, 2017, net revenues were as follows:

	Year ended December 31,	Period from January 1, to August 16,
	2016	2017
	RMB	RMB
Services:
Educational programs and services	615,927	404,196
Franchising fees	15,979	9,931
Study abroad consulting services	9,565	4,017
Other services	11,555	3,284

Total net revenues	653,026	421,428

Deferred revenue

Deferred revenue primarily consists of tuition fees received from customers, initial franchise fees and annual franchise fees received from franchisees, and study abroad consulting services fees received from customers, for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term.

Value added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot Value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. Starting May 1, 2016, the Pilot Program was promoted nationwide in a comprehensive manner in the PRC. With the implementation of the Pilot Program, training services, franchising services and other services which were previously subject to business tax are therefore subject to VAT at the rate of 6% for general VAT payer, or 3% for small scale VAT payer. The net VAT balance between input VAT and output VAT is recorded as accrued expenses and other current liabilities in Group’s consolidated financial statements.

Pursuant a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation, the Group is subject to a VAT exemption for the proceeds received from customers for education material sales.

Business tax

Pursuant to the PRC tax laws, before the implementation of the Pilot Program, trainings services, Franchising services and other services were subject to business tax at the rate of 3% or 5%. Revenue is reported net of business taxes of RMB 7,471 for the period from January 1, 2016 to April 30, 2016.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Government subsidies

The government subsidies provided by the local government mainly included the supporting funds and the tax return for encouraging development of the Group. Government subsidies are recognized upon receipt as government subsidy income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the year ended December 31, 2016 and the period ended August 16, 2017, RMB 245 and RMB 2,649 were received and recognized, respectively.

Comprehensive income

The Group has no items of other comprehensive income in any of the year ended December 31, 2016 and the period ended August 16, 2017. As such, the Group is not required to report other comprehensive income or comprehensive income.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its schools, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or nonoccurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of RMB 188,165, which were denominated in RMB, at December 31, 2016, representing 100% of the cash and cash equivalents and restricted cash at December 31, 2016.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties and prepayment and other current assets. As of August 16, 2017, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues or accounts receivable for the year ended December 31, 2016 and the period ended August 16, 2017.

Recent accounting pronouncements not yet adopted

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this Update defer the

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09).

The Group expects to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. The Group has substantially completed a review of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies. However, certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

Newly adopted accounting pronouncements

In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (1) limited partnerships and similar legal entities, (2) the evaluation of variable interests for fees paid to decision makers or service providers, (3) the effect of fee arrangements and related parties on the primary beneficiary determination, and (4) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Group has adopted the new standards in the 2016 fiscal year, which did not have a material impact on the consolidated financial statements.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Newly adopted accounting pronouncements - continued

In July 2015, FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. The Group early adopted the amendments in the 2016 fiscal year. The adoption of the amendments did not have a material effect to the consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The Group adopted the new standard in the 2016 fiscal year, which did not have a significant impact on the consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group early adopted this guidance in the 2016 fiscal year. The adoption of this guidance did not have a material effect on the consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Group early adopted the amendments and restricted cash has been presented as part of cash and cash equivalents for the year ended December 31, 2016 and the period ended August 16, 2017.

3.	DISPOSAL OF SUBSIDIARIES

Disposal of Jinan Global Tianxia Foreign Language Training Center (“Jinan School”)

In April 2016, the Group disposed 100% equity interest in Jinan School to Ms. Xuelian Zhang for cash consideration of RMB915. At the disposal date, Jinan School had accumulated deficit which resulted in the

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

3.	DISPOSAL OF SUBSIDIARIES - continued

Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was RMB 1,580 recorded in the consolidated statements of operations for the year ended December 31, 2016.

Disposal of Chongqing Yuzhong Global IELTS Training Center (“Chongqing School”)

In June 2016, the Group disposed 100% equity interest in Chongqing School to Mr. Hong Zeng for cash consideration of RMB nil. The Group also reimbursed RMB 149 for relevant disposal expenses incurred. At the disposal date, Chongqing School had accumulated deficit which resulted in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was RMB 2,489 and recorded in the consolidated statements of operations for the year ended December 31, 2016.

Disposal of Beijing Wuhu Zhongshi Consulting Co., Ltd. Chengdu Branch (“Wuhu Chengdu”)

In June 2016, the Group disposed 100% equity interest in Wuhu Chengdu to Chengdu Global IELTS Education Consulting Co., Ltd. (“Chengdu Education”) for cash consideration of RMB nil. At the disposal date, Wuhu Chengdu had accumulated deficit which resulted in the Group deriving a gain from the disposal. The disposal gain recognized by the Group was RMB 1,240 and recorded in the consolidated statements of operations for the year ended December 31, 2016.

Disposal of Hangzhou Global IELTS Education and Technology Co., Ltd. (“Hangzhou Company”)

In June 2017, the Group disposed 100% equity interest in Hangzhou Company to Ms. Shuying Zhang for the cash consideration of RMB 1,005. At the disposal date, Hangzhou Company had accumulated deficit which resulted in the Group deriving a gain from the deconsolidation. The disposal gain recognized by the Group was RMB 5,621 and recorded in the consolidated statements of operations for the period from January 1, 2017 to August 16, 2017.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

As of December 31,
2016
RMB
Accounts receivable	7,849
Less: allowance for doubtful accounts	(497)

Accounts receivable, net	7,352

Movement of allowance for doubtful accounts was as follows:

Year ended December 31,
2016
RMB
Balance at beginning of the year	(3,427)
Additions	—
Reversal of allowance for doubtful accounts	2,930

Balance at end of the year	(497)

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

As of December 31,
2016
RMB
Receivable of disposal property, plant and equipment (Note)	42,370
Prepaid rental expenses	15,337
Prepaid advertising and search engine expense	9,696
Prepaid other service fees	4,431
Deposit with third parties	2,966
Value added taxes recoverable	2,943
Prepayments to suppliers	1,802
Others	5,781

85,326

Note:	On October 14, 2016, the Group entered into a transaction with third parties to sell its real estate property with a consideration of RMB 91,330. The amount of receivable was RMB 42,370 for the year ended December 31, 2016.

6.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

As of December 31,
2016
RMB
Buildings	20,837
Electronic equipment	16,323
Furniture and education equipment	18,297
Motor vehicles	5,031
Leasehold improvement and building improvement	61,549
Total	122,037
Less: Accumulated depreciation	(60,917)

61,120

Depreciation expenses were RMB 22,420 and RMB 12,562 for the year ended December 31, 2016 and the period ended August 16, 2017, respectively.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

7.	LONG-TERM INVESTMENTS

Equity method investments

Long-term investments consisted of the following:

As of December 31, 2016

RMB
Equity method investments
Pearson (Guizhou) Education Co. Ltd.
(“Pearson Guizhou”)	11,481

Total	11,481

In April 2013, the Group invested cash consideration of RMB 16,361 to set up a joint venture, Pearson Guizhou, with a related party Pearson Education Asia Limited (“Pearson Asia”), which is an entity owned by the Group’s shareholder, and obtained 87.4% equity interest in ownership and 50% dividend rights. The Group holds one seat out of three of the board of directors of Pearson Guizhou. Subject to the articles of association of Pearson Guizhou, the adoption of any resolution of the board of directors shall require the affirmative vote of all directors of Pearson Guizhou. The Group used the equity method to account for the investment, because the Group had the ability to exercise significant influence but did not have control over the investee.

In June 2017, the Group entered into a transaction to dispose the 87.4% equity interest in Pearson Guizhou to its related party Pearson Asia with a nominal cash consideration of RMB0.001. As the transaction was conducted between the Company and a related party which controlled by the same Group of the seller, such transaction is deemed a distribution to the shareholders, with a disposal loss of RMB 11,465 recorded as a reduction of retained earnings.

The Group shared loss of RMB 4,030 and RMB 16 from its equity method investments during the year ended December 31, 2016 and period ended August 16, 2017 prior to the disposal, respectively.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities were as follows:

As of December 31, 2016
RMB
Accrued employee payroll and welfare benefits	50,380
Advertising and professional service fee	10,180
Accrued expenses	4,307
Payable for purchase of property and equipment	4,248
Deposit from students	2,035
Individual taxes withholding	2,676
Other tax payable	1,575
Others	4,077

79,478

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

9.	PAID IN CAPITAL

Year ended December 31, 2016

RMB
Paid-in capital	155,146

The Company has RMB 155,146 registered capital, in which RMB 155,146 has been paid by the equity owners to the company and recorded as paid in capital as of December 31, 2016.

10.	INCOME TAXES

The Company, the VIE and the VIE’s subsidiaries and schools, which were entities incorporated in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations were as follows:

	Year ended December 31, 2016	Period from January 1, to August 16, 2017

	RMB	RMB
Current tax expense	1,251	3,028
Deferred tax expense	(660)	(1,887)

	591	1,141

The principle components of deferred taxes were as follows:

As of December 31, 2016

RMB
Deferred tax assets
Accrued expenses	10,661
Inventory reserve	3,437
Allowance for doubtful accounts receivable	1,461
Net operating loss carry-forwards	70,515

Total deferred tax assets	86,074
Less: valuation allowance	(85,414)

Deferred tax assets, net	660

The net operating loss carry forwards for the Group was RMB 282,060 as of December 31, 2016, which will expire on various dates from December 31, 2017 to December 31, 2021.

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

10.	INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Year ended December 31,	Period from January 1, to August 16,
	2016	2017
	RMB	RMB
Loss before income taxes	(78,062)	(47,055)

Income tax benefit computed at an applicable tax rate of 25%	(19,516)	(11,764)
Permanent differences	385	578
Change in valuation allowance	19,722	12,327

	591	1,141

The Group did not identify significant unrecognized tax benefits for the year ended December 31, 2016 and the period ended August 16, 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from August 16, 2017.

11.	RELATED PARTY TRANSACTION

(1)	Related parties

Name of related parties	Relationship with the Group
GEDU HK	Shareholder of the Company
Pearson (Beijing) Management Consulting Co., Ltd.	Controlled by the controlling shareholder of GEDU HK
Peisheng Yucai (Beijing) Technology Development Ltd.	Controlled by the controlling shareholder of GEDU HK
Pearson Shared Services Limited	Controlled by the controlling shareholder of GEDU HK
Pearson Education Limited	Controlled by the controlling shareholder of GEDU HK
Pearson Education Asia Ltd.	Controlled by the controlling shareholder of GEDU HK
Pearson Guizhou	Controlled by the controlling shareholder of GEDU HK
Shanghai Global Elite Education (Shanghai) Company Limited	Controlled by the controlling shareholder of GEDU HK
Beijing Wall Street English Training Center Company Limited	Controlled by the controlling shareholder of GEDU HK
Wall Street English Training Center (Shanghai) Company Limited	Controlled by the controlling shareholder of GEDU HK
Wall Street English Training Center (Guangdong) Company Limited	Controlled by the controlling shareholder of GEDU HK
LCCIEB Training Consultancy Co., Ltd.	Controlled by the controlling shareholder of GEDU HK
Sunnykey International Holdings Limited	Controlled by the controlling shareholder of GEDU HK

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

11.	RELATED PARTY TRANSACTION - continued

(2)	The significant related party transactions were as follows:

	Year ended December 31, 2016	Period from January 1, to August 16, 2017

	RMB	RMB
Rental expense recorded:
Shanghai Global Elite Education (Shanghai) Company Limited	628	393

Interest income recorded: Pearson (Beijing) Management Consulting Co., Ltd.	2,336	1,416

Service fee recorded: Pearson (Beijing) Management Consulting Co., Ltd.	28,678	11,055

(3)	The significant balances between the Group and its related parties were as follows:

As of December 31,
2016
RMB
Amounts due from:
Peisheng Yucai (Beijing) Technology Development Ltd. (i)	63,139
Pearson (Beijing) Management Consulting Co., Ltd. (ii)	59,604
GEDU HK (iii)	33,942
Pearson (Beijing) Management Consulting Co., Ltd. (iii)	17,314
Wall Street English Training Center (Shanghai) Company Limited (iii)	1,294
Beijing Wall Street English Training Center Company Limited (iii)	1,272
Wall Street English Training Center (Guangdong) Company Limited (iii)	922
Pearson Education Limited (iii)	623
LCCIEB Training Consultancy Co., Ltd. (iii)	76

178,186

As of December 31,
2016
RMB
Amounts due to:
Pearson (Beijing) Management Consulting Co., Ltd. (iv)	19,163
Shanghai Global Elite Education (Shanghai) Company Limited (iii)	17,092
Pearson Education Limited (iii)	11,730
Pearson Shared Services Limited (iii)	4,715
Sunnykey International Holdings Limited (iii)	2,378
Pearson Education Asia Ltd. (iii)	1,087
Pearson Guizhou (iii)	143

56,308

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

11.	RELATED PARTY TRANSACTION - continued

(i)	The balance is the loan with interest rate 6%, the amount of RMB62,000 was waived to the Group in 2017.

(ii)	The balance is the loan with interest rate 4.35%, the amount of RMB 50,000 was waived and the amount of RMB 8,000 was repaid to the Group in 2017.

(iii)	The balances with related parties represents interest-free, unsecured borrowing which were repayable on demand.

(iv)	The balance were the service fee the related parties charged the Group.

On August 16, 2017, GEDU HK entered into a transaction to sell its entire equity interest holding of the Group to Prepshine Holdings Co., Limited (see Note 16). An amount due from GEDU HK’s parent company and its sister companies under common control (net of amount due to those companies) of RMB 150,288 was waived by the Group as part of the above mentioned equity transaction, and were recorded as a deemed distribution to the shareholders (a reduction of retained earnings).

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and schools consisted of the following at August 16, 2017:

Years ending December 31, 2017	39,789
2018	73,906
2019	39,865
2020	15,505
2021 and thereafter	4,565

173,630

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. For the year ended December 31, 2016 and the period ended August 16, 2017, total rental expense for all operating leases amounted to RMB 108,967 and RMB 72,307, respectively.

Contingencies

The Group is in the process of preparing filings and applying for permits of training institutions and tutoring branches. Since the contingent liability related to not meeting the filing requirements cannot be reasonably estimated, the Group did not record any liabilities pertaining to this.

13.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the President of the Group, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

13.	SEGMENT INFORMATION - continued

internal financial reports that are provided to and regularly reviewed by the Group’s CODM. For the year ended December 31, 2016 and the period ended August 16, 2017, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of educational services. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

14.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB 54,167 and RMB 36,386 for the year ended December 31, 2016 and the period ended August 16, 2017.

15.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s entities.

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company, the VIE, and VIE’s subsidiaries, contributed RMB 472 and RMB 119 to the general reserve for the year ended December 31, 2016 and the period ended August 16, 2017, respectively.

Prior to the effective of the Amended Private School Operation Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For the Group’s private schools, amounts contributed to the reserve of RMB 86 and RMB 140 for the year ended December 31, 2016 and the period ended August 16, 2017, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of

BEIJING GLOBAL EDUCATION & TECHNOLOGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2016 AND THE PERIOD FROM JANUARY 1 TO AUGUST 16, 2017

(In thousands of RMB and USD, or otherwise noted)

15.	RESTRICTED NET ASSETS - continued

the Group’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s entities in the PRC not available for distribution, were RMB 126,018 as of December 31, 2016.

16.	SUBSEQUENT EVENTS

On August 16, 2017, GEDU HK sold and transferred 100% equity interest of the Group to Prepshine Holdings Co., Limited, which is a 100% owned subsidiary of Puxin Limited, for a total cash consideration of US$72,300 (equivalent to RMB 483,687).

[Back cover to come]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit [10.1] to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration in U.S. Dollars
Long bright Limited	March 17, 2017	8,524 ordinary shares	US$1
Gao & Tianyi Limited	March 17, 2017	820 ordinary shares	US$1
Pution Limited	March 17, 2017	492 ordinary shares	US$1
Prospect Limited	March 17, 2017	164 ordinary shares	US$1
Long bright Limited	August 4, 2017	85,231,476 ordinary shares	US$4,262
Gao & Tianyi Limited	August 4, 2017	8,199,180 ordinary shares	US$410
Pution Limited	August 4, 2017	4,919,508 ordinary shares	US$246
Prospect Limited	August 4, 2017	1,639,836 ordinary shares	US$82
Haitong International Investment Holdings Limited	August 4, 2017	US$25,000,000 convertible note due 2022 and US$25,000,000 note due 2019	N/A
CICC ALPHA Eagle Investment Limited	September 29, 2017	US$23,000,000 convertible note due 2021	N/A
Puxin Nova Limited	February 5, 2018	21,761,652 ordinary shares	US$1,089
Stary International Limited	February 5, 2018	3,336,744 ordinary shares	US$167
Long wit Limited	February 5, 2018	40,000 ordinary shares	US$2
Long belief Limited	February 5, 2018	8,200,000 ordinary shares	US$410
Long faith Limited	February 5, 2018	1,640,000 ordinary shares	US$82
Long favor Limited	February 5, 2018	17,103,724 ordinary shares	US$856
Trustbridge Partners VI, L.P.	February 5, 2018	5,958,940 Series A preferred shares	U.S. dollars equivalent to RMB130,806,000
Fasturn Overseas Limited	February 5, 2018	5,958,940 Series A preferred shares	US$298
Certain directors, officers and employees		Options to purchase ordinary shares	Exercise price ranging from US$ and US$

Note:

In reliance on the exemption of Rule 701 under the Securities Act, all the options were granted by our company under the share incentive plan that we adopted in             . At the time of each option grant, we were not a reporting company under section 13 or 15(d) of the Exchange Act of 1934 or an investment company registered or required to be registered under the Investment Company Act of 1940. The share incentive plan is a “compensatory benefit plan” as defined under Rule 701 that we established to provide share incentives to directors, officers and employees of our company and our affiliates, as well as consultants and advisors who render our company or one of our affiliates bona fide services, other than services in connection with the offer or sale of securities of our company or any of our affiliates, as applicable, in a capital raising transaction or as a market maker or promoter of that entity’s securities.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

PUXIN LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary shares

4.3*	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts

4.4	Series A Preferred Share Subscription Agreement dated February 5, 2018 among the Registrant, Trustbridge Partners VI, L.P. and other parties named therein

4.5	Shareholders Agreement dated February 5, 2018 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein

4.6	Notes Purchase Agreement dated August 1, 2017 among the Registrant, Haitong International Investment Holdings Limited and other parties named therein

4.7	Convertible Promissory Note dated August 4, 2017 in respect of the US$25,000,000 12% convertible note due 2022 of Puxin Limited

4.8	Promissory Note dated August 4, 2017 in respect of the US$25,000,000 8% note due 2019 of Puxin Limited

4.9	Security Deed dated August 4, 2017 in respect of shares of Puxin Limited among Haitong International Investment Holdings Limited, Puxin Limited and Long bright Limited

4.10	Convertible Note Purchase Agreement dated August 15, 2017 among the Registrant, CICC ALPHA Eagle Investment Limited and other parties named therein

4.11	Amendment to Convertible Note Purchase Agreement dated September 28, 2017 among the Registrant, CICC ALPHA Eagle Investment Limited and other parties named therein

4.12	Convertible Promissory Note dated September 29, 2017 in respect of the US$23,000,000 15% convertible note due 2021 of Puxin Limited

4.13	Share Mortgage dated September 29, 2017 in respect of shares of Puxin Limited among CICC ALPHA Eagle Investment Limited, Long bright Limited and Yunlong Sha

5.1*	Opinion of Walkers regarding the validity of the ordinary shares being registered

8.1*	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

8.3*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1*	Form of Indemnification Agreement with the Registrant’s directors

10.2*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

Exhibit Number	Description of Document

10.3	English translation of Exclusive Management Services and Business Cooperation Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018

10.4	English translation of Exclusive Call Option Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018

10.5	English translation of Equity Pledge Agreement among Purong Beijing, Puxin Education and the shareholders of Puxin Education dated February 5, 2018

10.6	English translation of Loan Agreement between Ningbo Zhimei and Purong Beijing dated February 5, 2018

10.7	English translations of Powers of Attorney granted by Puxin Education and its shareholders dated February 5, 2018

10.8	English translations of Letters of Consent granted by the spouse of each of Yunlong Sha, Liang Gao, Gang Li and Yun Xiao dated February 5, 2018

10.9	English translations of Letters of Commitment granted by the partners of Ningbo Zhimei and Tianjin Puxian dated February 5, 2018

10.10*	2018 Grand Talent Share Incentive Plan

21.1*	Subsidiaries of the registrant

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Walkers (included in Exhibit 5.1)

23.3*	Consent of Tian Yuan Law Firm (included in Exhibit 99.2)

23.4*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.3)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Tian Yuan Law Firm regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on             , 2018.

PUXIN LIMITED

By:
Name: Yunlong Sha
Title: Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints              as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

Chief Executive Officer and Chairman
Name: Yunlong Sha

Director
Name: Ming Hu

Director
Name: Kehai Xie

Director
Name: Xiaoxiao Liu

Chief Financial Officer
Name: Peng Wang	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Puxin Limited, has signed this registration statement or amendment thereto in New York, on             , 2018.

Authorized U.S. Representative

By:
Name:
Title: